
13003980

SEC
Mail Processing
Section
JAN 2 8 2014
Washington DC
404



ANNUAL REPORT 2013





FELLOW SHAREHOLDERS

Our fiscal 2013 was a year characterized by macroeconomic uncertainty aggravated by a lack of political leadership in Washington. Despite the headwinds, we finished the year with consolidated sales up 13% and an increase in gross profit of 8% over 2012. Full year fiscal 2013 financial results benefitted from the integration of Metl-Span into our Components group, the additional business captured by the Middletown, Ohio coil coating facility that is now fully operational, and a return to commercial discipline driven by the value pricing of our products.

The Coatings group performed well throughout the year and posted 15% year-over-year growth in third party sales as demand for heavy gauge package shipments, HVAC, lighting fixtures and appliances strengthened through the year.

The Components group grew third party sales 30% year-over-year aided by robust growth of insulated metal panels in the commercial and industrial segments. The two NCI insulated metal panel plants in Jackson, Mississippi and Mattoon, Illinois were fully integrated into the Metl-Span manufacturing process and a seventh line devoted to high end architectural insulated metal panels is on schedule to come online during the second quarter of fiscal 2014.

The Buildings group did not fare as well this year due to lower than expected volume, which led to episodic pricing pressure and compressed margins. However, they generated strong sequential improvement in our fiscal fourth quarter as market activity started to improve. Moving forward, we expect to realize the benefit of greater commercial discipline resulting from value pricing. We reorganized our manufacturing operations into a single integrated unit in order to implement lean manufacturing best practices to fully leverage operating capacity as volumes improve.

Our effective working capital management combined with $64 million generated in cash from operations allowed us to improve our balance sheet and end the year with $77 million in unrestricted cash. In May, our majority stakeholder Clayton Dubilier & Rice converted their preferred shares to common shares thereby increasing stockholders' equity by approximately $620 million. Shortly thereafter, we refinanced our term loan and were able to eliminate all financial maintenance covenants, extend the maturity to 2019 and generate annual interest cost savings of nearly $12 million.

Looking ahead, our five year growth strategy is based on enhanced distribution, insulated metal panels and operating leverage.

Corporate-Wide Objectives

- **Outperform the cyclical recovery**
- **Increase profitability through operating leverage, distribution channel expansion and market penetration by new products**
- **Maximize balance sheet flexibility**
- **Increase manufacturing efficiencies throughout our integrated business model**
- **Leverage technology, automation and lean manufacturing to lower costs**
- **Aggressively improve supply chain efficiencies**

Coatings Division

- **Grow non-construction sales as a supply chain partner to national manufacturers**
- **Leverage efficiency improvements to drive margin expansion**
- **Support family business expansion**

Components Division

- **Grow commercial / industrial and agricultural products sales of legacy products and insulated metal panels**
- **Expand retail operations, leveraging existing manufacturing footprint**

Buildings Division

- **Drive the best total value building design, delivered complete and on-time, every time in each brand**
- **Leverage cost reductions and operating efficiencies to drive higher than historic cyclical profit margins**

Looking forward to 2014, we currently expect the market to show modest improvement. The pick-up in activity that began in August 2013 offers the potential for upper single digit year-over-year growth in nonresidential new construction. Leading indicators remain in growth mode and commercial and industrial vacancy rates continue to decline. We remain confident that we are ideally positioned to fully exploit the nascent recovery with our integrated business model and highly motivated employees dedicated to the delivery of superior customer service, value pricing and high quality products. We look forward to producing ever improving results with the objective of creating shareholder value.

In closing, I would like to thank our board of directors for their capable guidance and oversight; our management team for their leadership; our employees for their commitment to the success of our company; our customers for their confidence in our ability to provide excellent service and you, our shareholders, for your continued support.

SINCERELY,

Norman C. Chambers

Norman C. Chambers
Chairman, President & Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 3, 2013

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 1-14315

SEC
Mail Processing
Section
JAN 28 2014
Washington DC
404


nci
BUILDING
SYSTEMS, INC.

NCI BUILDING SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0127701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10943 North Sam Houston Parkway West	77064
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code: (281) 897-7788

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant on April 28, 2013, was $344,265,289, which aggregate market value was calculated using the closing sales price reported by the New York Stock Exchange as of the last business day of the registrant's most recently completed second fiscal quarter.

APPLICABLE ONLY TO CORPORATE ISSUERS

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

The number of shares of common stock of the registrant outstanding on December 16, 2013 was 74,785,726.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this Annual Report is incorporated by reference from the registrant's definitive proxy statement for its 2014 annual meeting of shareholders to be filed with the Securities and Exchange Commission within 120 days of November 3, 2013.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Annual Report includes statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. In some cases, our forward-looking statements can be identified by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "plan," "potential," "predict," "projection," "should," "will" or other similar words. We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements. Accordingly, investors are cautioned not to place undue reliance on any forward-looking information, including any earnings guidance, if applicable. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties, and other factors include, but are not limited to:

- industry cyclicality and seasonality and adverse weather conditions;
- challenging economic conditions affecting the nonresidential construction industry;
- volatility in the U.S. economy and abroad, generally, and in the credit markets;
- ability to service or refinance our debt and obtain future financing;
- the Company's ability to comply with the financial tests and covenants in its existing and future debt obligations;
- operational limitations or restrictions in connection with our debt;
- recognition of asset impairment charges;
- commodity price increases and/or limited availability of raw materials, including steel;
- the ability to make strategic acquisitions accretive to earnings;
- retention and replacement of key personnel;
- enforcement and obsolescence of intellectual property rights;
- fluctuations in customer demand;
- costs related to environmental cleanups and liabilities;
- competitive activity and pricing pressure;
- the volatility of the Company's stock price;
- breaches of our information security system security measures;
- hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance;
- changes in laws or regulations;
- our ability to integrate Metl-Span LLC ("Metl-Span") with our business and to realize the anticipated benefits of such acquisition (the "Acquisition");

- costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters; and
- other risks detailed under the caption "Risk Factors" in Item 1A of this report.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report, including those described under the caption "Risk Factors" in Item 1A of this report. We expressly disclaim any obligations to release publicly any updates or revisions to these forward-looking statements to reflect any changes in our expectations unless the securities laws require us to do so.

PART I

Item 1. *Business.*

General

NCI Building Systems, Inc. (together with its subsidiaries, unless the context requires otherwise, the "Company," "we," "us" or "our") is one of North America's largest integrated manufacturers and marketers of metal products for the nonresidential construction industry. Of the $163 billion nonresidential construction industry, we primarily serve the low-rise nonresidential construction market (five stories or less) which, according to FW Dodge/McGraw-Hill represented approximately 87% of the total nonresidential construction industry during our fiscal year 2013. Our broad range of products are used in repair, retrofit and new construction activities, primarily in North America.

We provide metal coil coating services for commercial and construction applications, servicing both internal and external customers. We design, engineer, manufacture and market what we believe is one of the most comprehensive lines of metal components and engineered building systems in the industry, with a reputation for high quality and superior engineering and design. We go to market with well-recognized brands, which allow us to compete effectively within a broad range of end-user markets including industrial, commercial, institutional and agricultural. Our service versatility allows us to support the varying needs of our diverse customer base, which includes general contractors and sub-contractors, developers, manufacturers, distributors and a current network of over 3,300 authorized builders across North America in our engineered building systems segment.

We are comprised of a family of companies operating 38 manufacturing facilities spanning the United States and Mexico, with additional sales and distribution offices throughout the United States and Canada. Our broad geographic footprint along with our hub-and-spoke distribution system allows us to efficiently supply a broad range of customers with high quality customer service and reliable deliveries.

The Company was founded in 1984 and reincorporated in Delaware in 1991. In 1998, we acquired Metal Building Components, Inc. ("MBCI") and doubled our revenue base. As a result of the acquisition of MBCI, we became the largest domestic manufacturer of nonresidential metal components. In 2006, we acquired Robertson-Ceco II Corporation ("RCC") which operates the Ceco Building Systems, Star Building Systems and Robertson Building Systems divisions and is a leader in the metal buildings industry. The RCC acquisition created an organization with greater product and geographic diversification, a stronger customer base and a more extensive distribution network than either company had individually, prior to the acquisition. In 2012, we completed the acquisition of Metl-Span LLC, a Texas limited liability company ("Metl-Span"). Metl-Span operates five manufacturing facilities in the United States serving the nonresidential building products market with cost-effective and energy efficient insulated metal wall and roof panels. This transaction strengthened our position as a leading fully integrated supplier to the nonresidential building products industry in North America, providing our customers a comprehensive suite of building products.

The metal coil coating, metal components and engineered building systems businesses, and the construction industry in general, are seasonal in nature. Sales normally are lower in the first half of each fiscal year compared to the second half of the fiscal year because of unfavorable weather conditions for construction and typical business planning cycles affecting construction.

The nonresidential construction industry is highly sensitive to national and regional macroeconomic conditions. One of the primary challenges we face is that the United States economy is slowly recovering from a recession and a period of relatively low nonresidential construction activity, which began in the third quarter of 2008 and reduced demand for our products and adversely affected our business. In addition, the tightening of credit in financial markets over the same period has adversely affected the ability of our customers to obtain financing for construction projects. As a result, we have experienced a decrease in orders and cancellations of orders for our products in previous periods, and the ability of our customers to make payments has been adversely affected. Similar factors could cause our suppliers to experience financial distress or bankruptcy, resulting in temporary raw material shortages. While economic growth has either resumed or remains flat, the nonresidential construction industry continues to face significant challenges.

When assessing the state of the metal construction market, we review information from various industry associations, third-party research, and various government reports such as industrial production and capacity utilization. One such industry association is the Metal Building Manufacturers Association ("MBMA"), which provides summary member sales information and promotes the design and construction of metal buildings and metal roofing systems. Another is McGraw-Hill Construction Information Group ("McGraw-Hill Construction"), which we review for information regarding actual and forecasted growth in various construction related industries, including the overall nonresidential construction market. McGraw-Hill Construction's nonresidential construction forecast for calendar 2013, published in October 2013, indicates an expected increase of 5% in square footage and an increase of 4% in dollar value as compared to the prior calendar year. This represented a upward revision of the 2013 forecast published in July, which indicated an expected increase of 5% in square footage and an increase of 1% in dollar value as compared to 2012. In calendar 2014, activity is expected to increase compared to calendar 2013, with an expected increase of 11% in square footage and an increase of 8% in dollar value. Additionally, we review the American Institute of Architects' ("AIA") survey for inquiry and billing activity for the industrial, commercial and institutional sectors. The AIA's Architectural Billing Index ("ABI") is a closely watched metric, as billings growth for architectural services generally leads to construction spending growth for the following 9 to 12 months. We have historically experienced a shorter lag period of 6 – 9 months when comparing the commercial and industrial ABI trends to our volume trends. An ABI reading above 50 indicates an increase in month-to-month seasonally adjusted billings and a reading below 50 indicates a decrease in month-to-month seasonally adjusted billings. AIA's ABI published for October 2013 was above 50 at 51.6 and the commercial and industrial component of the index was at 53.7 for October 2013. The commercial and industrial component of the index represents an improvement over October 2012, when the index was 50.1.

Another challenge we face both short and long term is the volatility in the price of steel. Our business is heavily dependent on the supply of steel and is significantly impacted by steel prices. For the fiscal year ended November 3, 2013, steel represented approximately 72% of our costs of goods sold. The steel industry is highly cyclical in nature, and steel prices have been volatile in recent years and may remain volatile in the future. Steel prices are influenced by numerous factors beyond our control, including general economic conditions domestically and internationally, currency fluctuations, availability of raw materials, competition, labor costs, freight and transportation costs, production costs, import duties and other trade restrictions.

The monthly CRU North American Steel Price Index, published by the CRU Group, has increased 3.6% from October 2012 to October 2013 and was 9.4% lower in October 2012 compared to October 2011. Generally, we are able to adjust our sales prices in response to fluctuations in steel costs.

On October 20, 2009, we completed a financial restructuring that resulted in a change of control of the Company. As part of the restructuring, Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P. (together, the "CD&R Funds"), purchased an aggregate of 250,000 shares of a newly created class of our convertible preferred stock, designated the Series B Cumulative Convertible Participating Preferred Stock (the "Convertible Preferred Stock," and shares thereof, the "Preferred Shares"), then representing approximately 68.4% of the voting power and common stock of the Company on an as-converted basis (the "Equity Investment"). Under the terms of the Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock (the "Certificate of Designations"), as initially adopted in October 2009, we were contractually obligated to pay quarterly dividends to the CD&R Funds, subject to certain dividend "knock-out" provisions.

On May 2, 2012, we entered into an Amended Asset-Based Lending Facility ("Amended ABL Facility") to (i) permit the acquisition of Metl-Span, the entry by the Company into the Credit Agreement and the incurrence of debt thereunder and the repayment of existing indebtedness under NCI's existing Term Loan, (ii) increase the amount available for borrowing thereunder to $150 million (subject to a borrowing base), (iii) increase the amount available for letters of credit thereunder to $30 million, and (iv) extend the final maturity thereunder to May 2, 2017.

On May 8, 2012, we entered into an Amendment Agreement (the "Amendment Agreement") with the CD&R Funds to eliminate our quarterly dividend obligation with respect to the Preferred Shares, which does not preclude the payment of contingent default dividends. The Amendment Agreement provided for the

Certificate of Designations to be amended to terminate the dividend obligation from and after March 15, 2012 (the "Dividend Knock-out"). On July 5, 2012, the Company filed an Amended and Restated Certificate of Designations with the Secretary of State for the state of Delaware effecting the elimination of the quarterly obligation on the Preferred Shares.

As consideration for the Dividend Knock-out, the CD&R Funds received a total of 37,834 additional shares of Convertible Preferred Stock, representing (i) approximately $6.5 million of dividends accrued from March 15, 2012 through May 18, 2012 (20 trading days after April 20, 2012, on which date the dividend "knock-out" measurement period commenced) and (ii) approximately $31.4 million in additional liquidation preference of Convertible Preferred Stock, or 10% of the approximate total $313.7 million of accreted value as of May 18, 2012. Upon the closing of the transactions in the Amendment Agreement, the CD&R Funds held Convertible Preferred Stock with an aggregate liquidation preference and accrued dividends of approximately $345 million. The Convertible Preferred Stock and accrued dividends entitle the funds managed by CD&R to receive approximately 54.1 million shares of Common Stock, representing 72.7% of the voting power and Common Stock of the Company on an as-converted basis.

On June 22, 2012, we completed the acquisition of Metl-Span acquiring all of its outstanding membership interests for approximately $145.7 million in cash, which includes $4.7 million of cash acquired. Upon the closing of the Acquisition, Metl-Span became a direct, wholly-owned subsidiary of NCI Group, Inc. Metl-Span's operations are now conducted through NCI Group, Inc. and its results are included in the results of our metal components segment. The Acquisition has strengthened our position as a leading fully integrated supplier to the nonresidential building products industry in North America, providing our customers a comprehensive suite of building products.

On June 22, 2012, in connection with the Acquisition, the Company entered into a Credit Agreement (the "Credit Agreement") among the Company, as Borrower, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent and the lenders party thereto. The Credit Agreement provided for a term loan credit facility in an aggregate principal amount of $250.0 million. Proceeds from borrowings under the Credit Agreement were used, together with cash on hand, (i) to finance the Acquisition, (ii) to extinguish the existing amended and restated credit agreement, due April 2014 (the "Refinancing"), and (iii) to pay fees and expenses incurred in connection with the Acquisition and the Refinancing. The term loans under the Credit Agreement will mature on May 2, 2018 and, prior to such date, will amortize in nominal quarterly installments equal to one percent of the aggregate initial principal amount thereof per annum.

On May 14, 2013, the CD&R Funds, the holders of 339,293 Preferred Shares, delivered a formal notice requesting the conversion of all of their Preferred Shares into shares of our Common Stock (the "Conversion"). In connection with the Conversion request, we issued the CD&R Funds 54,136,817 shares of our Common Stock, representing 72.4% of the Common Stock of the Company then outstanding. Under the terms of the Preferred Shares, no consideration was required to be paid by the CD&R Funds to the Company in connection with the Conversion of the Preferred Shares. As a result of the Conversion, the CD&R Funds no longer have rights to dividends or default dividends as specified in the Certificate of Designations. The Conversion eliminated all the outstanding Convertible Preferred Stock and increased stockholders' equity by nearly $620.0 million, returning our stockholders' equity to a positive balance during fiscal 2013.

On June 24, 2013, the Company entered into Amendment No. 1 (the "Amendment") to its existing Credit Agreement (the "Credit Agreement"), dated as of June 22, 2012, between NCI, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other financial institutions party thereto from time to time (the "Term Loan Facility"), primarily to extend the maturity date and reduce the interest rate applicable to all of the outstanding term loans under the Term Loan Facility.

Pursuant to the Amendment, the maturity date of the $238 million of outstanding term loans (the "Initial Term Loans") was extended and such loans were converted into a new tranche of term loans (the "Tranche B Term Loans") that will mature on June 24, 2019 and, prior to such date, will amortize in nominal quarterly installments equal to one percent of the aggregate initial principal amount thereof per annum. Pursuant to the Amendment, the Tranche B Term Loans will bear interest at a floating rate measured by reference to, at NCI's option, either (i) an adjusted LIBOR not less than 1.00% plus a borrowing margin of 3.25% per annum or (ii) an alternate base rate plus a borrowing margin of 2.25% per annum.

Our principal offices are located at 10943 North Sam Houston Parkway West, Houston, Texas 77064, and our telephone number is (281) 897-7788.

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "SEC"). Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, along with any amendments to those reports, are available free of charge at our corporate website at *http://www.ncigroup.com* as soon as practicable after such material is electronically filed with, or furnished to, the SEC. In addition, our website includes other items related to corporate governance matters, including our corporate governance guidelines, charters of various committees of our board of directors and the code of business conduct and ethics applicable to our employees, officers and directors. You may obtain copies of these documents, free of charge, from our corporate website. However, the information on our website is not incorporated by reference into this Form 10-K.

Operating Segments

Operating segments are defined as components of an enterprise that engage in business activities and by which discrete financial information is available that is evaluated on a regular basis by the chief operating decision maker to make decisions about how to allocate resources to the segment and assess the performance of the segment. We have three operating segments: (i) metal coil coating; (ii) metal components; and (iii) engineered building systems. All operating segments operate primarily in the nonresidential construction market. Sales and earnings are influenced by general economic conditions, the level of nonresidential construction activity, metal roof repair and retrofit demand and the availability and terms of financing available for construction. Our operating segments are vertically integrated and benefit from similar basic raw materials. The metal coil coating segment consists of cleaning, treating, painting and slitting continuous steel coils before the steel is fabricated for use by construction and industrial users. The metal components segment products include metal roof and wall panels, doors, metal partitions, metal trim, insulated panels and other related accessories. Metl-Span is included in the metal components segment. The engineered building systems segment includes the manufacturing of main frames, Long-Bay® Systems and value-added engineering and drafting, which are typically not part of metal components or metal coil coating products or services. The manufacturing and distribution activities of our segments are effectively coupled through the use of our nationwide hub-and-spoke manufacturing and distribution system, which supports and enhances our vertical integration. The operating segments follow the same accounting policies used for our consolidated financial statements.

We evaluate a segment's performance based primarily upon operating income before corporate expenses. Intersegment sales are recorded based on standard material costs plus a standard markup to cover labor and overhead and consist of: (i) hot-rolled, light gauge painted and slit material and other services provided by the metal coil coating segment to both the engineered building systems and metal components segments; (ii) building components provided by the metal components segment to the engineered building systems segment; and (iii) structural framing provided by the engineered building systems segment to the metal components segment.

Corporate assets consist primarily of cash but also include deferred financing costs, deferred taxes and property, plant and equipment associated with our headquarters in Houston, Texas. These items (and income and expenses related to these items) are not allocated to the operating segments. Corporate unallocated expenses include share-based compensation expenses, and executive, legal, finance, tax, treasury, human resources, information technology, purchasing, marketing and corporate travel expenses. Additional unallocated expenses include interest income, interest expense, debt extinguishment costs and other (expense) income.

Our total sales, external sales, operating income (loss) and total assets attributable to these operating segments were as follows for the fiscal years indicated (in thousands):

	2013	%	2012	%	2011	%
Total sales:						
Metal coil coating	**$ 222,064**	**17**	$ 210,227	18	$ 201,098	21
Metal components	**663,094**	**51**	534,853	46	437,655	46
Engineered building systems	**655,767**	**50**	643,473	56	548,594	57
Intersegment sales	**(232,530)**	**(18)**	(234,543)	(20)	(227,770)	(24)
Total net sales	**$1,308,395**	**100**	$1,154,010	100	$ 959,577	100
External sales:						
Metal coil coating	**$ 92,970**	**7**	$ 81,106	7	$ 75,394	8
Metal components	**581,772**	**44**	446,720	39	353,797	37
Engineered building systems	**633,653**	**49**	626,184	54	530,386	55
Total net sales	**$1,308,395**	**100**	$1,154,010	100	$ 959,577	100
Operating income (loss):						
Metal coil coating	**$ 24,027**		$ 22,322		$ 17,944	
Metal components	**36,167**		34,147		20,643	
Engineered building systems	**23,405**		37,596		13,011	
Corporate	**(64,411)**		(62,376)		(53,225)	
Total operating income (loss)	**$ 19,188**		$ 31,689		$ (1,627)	
Unallocated other expense	**(40,927)**		(22,692)		(14,720)	
Income (loss) before income taxes	**$ (21,739)**		$ 8,997		$ (16,347)	
Total assets as of fiscal year end 2013, 2012 and 2011:						
Metal coil coating	**$ 71,118**	**9**	$ 60,169	8	$ 55,509	10
Metal components	**380,488**	**49**	381,028	51	175,906	31
Engineered building systems	**199,551**	**26**	214,227	29	206,232	37
Corporate	**129,106**	**16**	96,060	12	123,507	22
Total assets	**$ 780,263**	**100**	$ 751,484	100	$ 561,154	100

Metal Coil Coating.

Products. Metal coil coating consists of cleaning, treating and painting various flat-rolled metals, in coil form, as well as slitting and/or embossing the metal, before the metal is fabricated for use by various industrial users. Light gauge and heavy gauge metal coils that are painted, either for decorative or corrosion protection purposes, are utilized in the building industry by manufacturers of metal components and engineered building systems. In addition, these painted metal coils are utilized by manufacturers of other products, such as water heaters, lighting fixtures, ceiling grids, HVAC and appliances. We clean, treat and coat both heavy gauge (hot-rolled) and light gauge metal coils for our other operating segments and for third party customers, who utilize them in a variety of applications, including construction products, heating and air conditioning systems, water heaters, lighting fixtures, ceiling grids, office furniture, appliances and other products. We provide toll coating services under which the customer provides the metal coil and we provide only the coil coating process. We also provide a painted metal package under which we sell both the metal coil and the coil coating service together.

We believe that pre-painted metal coils provide manufacturers with a higher quality, environmentally cleaner and more cost-effective solution to operating their own in-house painting operations. Pre-painted metal coils also offer manufacturers the opportunity to produce a broader and more aesthetically pleasing range of products.

Manufacturing. We currently operate six metal coil coating facilities located in six U.S. states. Two of our facilities coat hot-rolled, heavy gauge metal coils and four of our facilities coat light gauge metal coils. In

January 2013, we began commercial operations at our Middletown, Ohio coating facility. This facility was acquired in 2010 and remained idle until we determined that it was needed to support the growth of our business. Additional capital expenditures were invested to meet our purposes and required efficiencies prior to opening the facility.

Our coil coating processes have multiple stages. In the first stage, the metal surface is cleaned and a chemical pretreatment is applied. The pretreatment is designed to promote adhesion of the paint system and enhance the corrosion resistance of the metal. After the pretreatment stage, a paint system is roll-applied to the metal surface, then baked at a high temperature to cure the coating and achieve a set of physical properties that not only make the metal more attractive, but also allows it to be formed into a manufactured product, all while maintaining the integrity of the paint system so that it can endure the final end use requirements. After the coating system has been cured, the metal substrate is rewound into a finished metal coil and packaged for shipment. Slitting and embossing processes can also be performed on the finished coil in accordance with customer specifications, prior to shipment.

Sales, Marketing and Customers. We process metal coils to supply substantially all the coating requirements of our own metal components and engineered building systems operating segments. We also process metal coils to supply external customers in a number of different industries.

We market our metal coil coating products and processes under the brand names "Metal Coaters" and "Metal Prep". Each of our metal coil coating facilities has an independent sales staff.

We sell our products and processes principally to OEM customers who utilize pre-painted metal, including other manufacturers of engineered building systems and metal components. Our customer base also includes steel mills, metal service centers and painted coil distributors who in-turn supply various manufacturers of engineered building systems, metal components, lighting fixtures, ceiling grids, water heaters, appliances and other manufactured products. During fiscal 2013, the largest customer of our metal coil coating segment accounted for approximately 1.3% of our total consolidated sales and external sales of our metal coil coating segment represented 7.1% of total metal coil coating segment sales for that year.

Metal Components.

Products. Metal components include metal roof and wall systems, metal partitions, metal trim, doors and other related accessories. These products are used in new construction and in repair and retrofit applications for industrial, commercial, institutional, agricultural and rural uses. Metal components are used in a wide variety of construction applications, including purlins and girts, roofing, standing seam roofing, walls, doors, trim and other parts of traditional buildings, as well as in architectural applications and engineered building systems. Purlins and girts are medium gauge, roll-formed steel components, which builders use for secondary structural framing. Although precise market data is limited, we estimate the metal components market including roofing applications to be a multi-billion dollar market. We believe that metal products have gained and continue to gain a greater share of new construction and repair and retrofit markets due to increasing acceptance and recognition of the benefits of metal products in building applications.

Our metal components consist of individual components, including secondary structural framing, metal roof and wall systems and associated metal trims. We sell directly to contractors or end users for use in the building industry, including the construction of metal buildings. We also stock and market metal component parts for use in the maintenance and repair of existing buildings. Specific component products we manufacture include metal roof and wall systems, purlins, girts, partitions, header panels and related trim and screws. We are continuously developing and marketing new products such as our Insulated Panel Systems ("IPS"), Eco-ficient™ panel systems, Soundwall™, Nu-Roof™ system and Energy Star cool roofing. We believe we offer the widest selection of metal components in the building industry. We custom produce purlins and girts for our customers and offer one of the widest selections of sizes and profiles in the United States. Metal roof and wall systems protect the rest of the structure and the contents of the building from the weather. They may also contribute to the structural integrity of the building.

Metal roofing systems have several advantages over conventional roofing systems, including the following:

Lower life cycle cost. The total cost over the life of metal roofing systems is lower than that of conventional roofing systems for both new construction and retrofit roofing. For new construction, the cost of installing metal roofing is greater than the cost of conventional roofing. Yet, the longer life and lower maintenance costs of metal roofing make the cost more attractive. For retrofit roofing, although installation costs are higher for metal roofing due to the need for a sloping support system, over time the lower ongoing costs more than offset the initial cost.

Increased longevity. Metal roofing systems generally last for a minimum of 20 years without requiring major maintenance or replacement. This compares to five to ten years for conventional roofs. The cost of leaks and roof failures associated with conventional roofing can be very high, including damage to building interiors and disruption of the functional usefulness of the building. Metal roofing prolongs the intervals between costly and time-consuming repair work.

Attractive aesthetics and design flexibility. Metal roofing systems allow architects and builders to integrate colors and geometric design into the roofing of new and existing buildings, providing an increasingly fashionable means of enhancing a building's aesthetics. Conventional roofing material is generally tar paper or a gravel surface, and building designers tend to conceal roofs made with these materials.

Our metal roofing products are attractive and durable. We use standing seam roof technology to replace traditional built-up and single-ply roofs as well as to provide a distinctive look to new construction.

Manufacturing. We currently operate 24 facilities in 13 states used for manufacturing of metal components for the nonresidential construction industry, including three facilities for our door operations and six facilities for our insulated panel systems.

Metal component products are roll-formed or fabricated at each plant using roll-formers and other metal working equipment. In roll-forming, pre-finished coils of steel are unwound and passed through a series of progressive forming rolls that form the steel into various profiles of medium-gauge structural shapes and light-gauge roof and wall panels.

Sales, Marketing and Customers. We are one of the largest domestic suppliers of metal components to the nonresidential building industry. We design, manufacture, sell and distribute one of the widest selections of components for a variety of new construction applications as well as for repair and retrofit uses.

We manufacture and design metal roofing systems for sales to regional metal building manufacturers, general contractors and subcontractors. We believe we have the broadest line of standing seam roofing products in the building industry. In addition, we have granted 21 non-exclusive, on-going license agreements to 19 companies, both domestic and international, relating to our standing seam roof technology.

These licenses, for a fee, are provided with MBCI's technical know-how relating to the marketing, sales, testing, engineering, estimating, manufacture and installation of the licensed product. The licensees buy their own roll forming equipment to manufacture the roof panels and typically buy accessories for the licensed roof system from MBCI.

We estimate that metal roofing currently accounts for less than 10% of total roofing material volume. However, metal roofing accounts for a significant portion of the overall metal components market. As a result, we believe that significant opportunities exist for metal roofing, with its advantages over conventional roofing materials, to increase its overall share of this market.

One of our strategic objectives and a major part of our "green" initiative is to expand our insulated panel product lines which are increasingly desirable because of their energy efficiency, noise reduction and aesthetic qualities. We completed the acquisition of Metl-Span on June 22, 2012. Metl-Span operates five manufacturing facilities in the United States serving the nonresidential building products market with cost-effective and energy efficient insulated metal wall and roof panels. This transaction strengthened our position as a leading fully integrated supplier to the nonresidential building products industry in North America, providing our customers a comprehensive suite of building products. In fiscal 2013, Metl-Span, after completion of certain operational integration activities, contributed revenue and operating income of $189.5 million and $13.3 million, respectively. For the period from June 22, 2012 to October 28, 2012,

Metl-Span contributed revenue and operating income of $64.0 million and $4.7 million, respectively. We retooled one facility in Jackson, Mississippi and another facility in Mattoon, Illinois to manufacture insulated panels and these facilities are now operational. One previously idled facility is being retooled to produce an architectural line for insulated metal panels and is expected to become operational in early 2014. In addition to metal roofing systems, we manufacture roll-up doors and sell interior and exterior walk doors for use in the self-storage industry and metal and other buildings.

Our "green" initiative enables us to capitalize on increasing consumer preferences for environmentally-friendly construction. We believe this will allow us to further service the needs of our existing customer base and to gain new customers. For more information about our "green" initiatives, see "— Business Strategy."

We sell metal components directly to regional manufacturers, contractors, subcontractors, distributors, lumberyards, cooperative buying groups and other customers under the brand names "MBCI", "American Building Components" ("ABC"), "Eco-ficient", "IPS", "Metl-Span" and "Metal Depots." Roll-up doors, interior and exterior doors, interior partitions and walls, header panels and trim are sold directly to contractors and other customers under the brand "Doors and Buildings Components" ("DBCI"). These components also are produced for integration into self-storage and engineered building systems sold by us. In addition to a traditional business-to-business channel, we sell components through Metal Depots which has nine retail stores throughout the United States and specifically targets end-use consumers and small general contractors.

We market our components products within six end markets: commercial/industrial, architectural, standing seam roof systems, agricultural, residential and cold storage. In addition, our previously mentioned insulated panel product lines service each of our six end markets. Customers include small, medium and large contractors, specialty roofers, regional fabricators, regional engineered building fabricators, post frame contractors, material resellers and end users. Commercial and industrial businesses, including self-storage, are heavy users of metal components and metal buildings systems. Standing seam roof and architectural customers have emerged as an important part of our customer base. As metal buildings become a more acceptable building alternative and aesthetics become an increasingly important consideration for end users of metal buildings, we believe that architects will participate more in the design and purchase decisions and will use metal components to a greater extent. Wood frame builders also purchase our metal components through distributors, lumberyards, cooperative buying groups and chain stores for various uses, including agricultural buildings.

Our metal components sales operations are organized into geographic regions. Each region is headed by a general sales manager supported by individual plant sales managers. Each local sales office is located adjacent to a manufacturing plant and is staffed by a direct sales force responsible for contacting customers and architects and a sales coordinator who supervises the sales process from the time the order is received until it is shipped and invoiced. The regional and local focus of our customers requires extensive knowledge of local business conditions. During fiscal 2013, our largest customer for metal components accounted for less than 1% of our total consolidated sales and external sales collectively accounted for 44.5% of total metal components segment sales for that year.

Engineered Building Systems.

Products. Engineered building systems consist of engineered structural members and panels that are fabricated and roll-formed in a factory. These systems are custom designed and engineered to meet project requirements and then shipped to a construction site complete and ready for assembly with no additional field welding required. Engineered building systems manufacturers design an integrated system that meets applicable building code and designated end use requirements. These systems consist of primary structural framing, secondary structural members (purlins and girts) and metal roof and wall systems or conventional wall materials manufactured by others, such as masonry and concrete tilt-up panels.

Engineered building systems typically consist of three systems:

Primary structural framing. Primary structural framing, fabricated from heavy-gauge plate steel, supports the secondary structural framing, roof, walls and all externally applied loads. Through the primary framing, the force of all applied loads is structurally transferred to the foundation.

Secondary structural framing. Secondary structural framing is designed to strengthen the primary structural framing and efficiently transfer applied loads from the roof and walls to the primary structural framing. Secondary structural framing consists of medium-gauge, roll-formed steel components called purlins and girts. Purlins are attached to the primary frame to support the roof. Girts are attached to the primary frame to support the walls.

Metal roof and wall systems. Metal roof and wall systems not only lock out the weather but may also contribute to the structural integrity of the overall building system. Roof and wall panels are fabricated from light-gauge, roll-formed steel in many architectural configurations.

Accessory components complete the engineered building system. These components include doors, windows, specialty trims, gutters and interior partitions.

The following characteristics of engineered building systems distinguish them from other methods of construction:

Shorter construction time. In many instances, it takes less time to construct an engineered building than other building types. In addition, because most of the work is done in the factory, the likelihood of weather interruptions is reduced.

More efficient material utilization. The larger engineered building systems manufacturers use computer-aided analysis and design to fabricate structural members with high strength-to-weight ratios, minimizing raw materials costs.

Lower construction costs. The in-plant manufacture of engineered building systems, coupled with automation, allows the substitution of less expensive factory labor for much of the skilled on-site construction labor otherwise required for traditional building methods.

Greater ease of expansion. Engineered building systems can be modified quickly and economically before, during or after the building is completed to accommodate all types of expansion. Typically, an engineered building system can be expanded by removing the end or side walls, erecting new framework and adding matching wall and roof panels.

Lower maintenance costs. Unlike wood, metal is not susceptible to deterioration from cracking, rotting or insect damage. Furthermore, factory-applied roof and siding panel coatings resist cracking, peeling, chipping, chalking and fading.

Environmentally friendly. Our buildings utilize between 30% and 60% recycled content and our roofing and siding utilize painted surfaces with high reflectance and emissivity, which help conserve energy and operating costs.

Manufacturing. We currently operate 8 facilities for manufacturing and distributing engineered building systems throughout the United States and Monterrey, Mexico.

After we receive an order, our engineers design the engineered building system to meet the customer's requirements and to satisfy applicable building codes and zoning requirements. To expedite this process, we use computer-aided design and engineering systems to generate engineering and erection drawings and a bill of materials for the manufacture of the engineered building system. From time-to-time, depending on our volume, we outsource to third-parties portions of our drafting requirements.

Once the specifications and designs of the customer's project have been finalized, the manufacturing of frames and other building systems begins at one of our frame manufacturing facilities. Fabrication of the primary structural framing consists of a process in which steel plates are punched and sheared and then routed through an automatic welding machine and sent through further fitting and welding processes. The secondary structural framing and the covering system are roll-formed steel products that are manufactured at our full manufacturing facilities as well as our components plants.

Upon completion of the manufacturing process, structural framing members and metal roof and wall systems are shipped to the job site for assembly. Since on-site construction is performed by an unaffiliated, independent general contractor, usually one of our authorized builders, we generally are not responsible for claims by end users or owners attributable to faulty on-site construction. The time elapsed between our receipt of an order and shipment of a completed building system has typically ranged from six to twelve weeks, although delivery varies depending on engineering and drafting requirements and the length of the permitting process.

Sales, Marketing and Customers. We are one of the largest domestic suppliers of engineered building systems. We design, engineer, manufacture and market engineered building systems and self-storage building systems for all nonresidential markets including commercial, industrial, agricultural, governmental and community.

Throughout the twentieth century, the applications of metal buildings have significantly evolved from small, portable structures that prospered during World War II into fully customizable building solutions spanning virtually every commercial low-rise end-use market. According to the MBMA, domestic and export sales of engineered building systems by its members, which represent a portion of the number of actual buildings manufactured totaled approximately $2.3 billion and $2.1 billion for 2012 and 2011, respectively. Although final calendar 2013 sales information is not yet available from the MBMA, we estimate that sales in dollars of engineered building systems will increase in 2013 compared with 2012. McGraw-Hill Construction reported that the low-rise nonresidential market, measured in square footage, increased by 2.0% during our fiscal year 2013. McGraw-Hill Construction's nonresidential construction forecast for calendar 2013, published in October 2013, indicates an expected increase of 5% in square footage and an increase of 4% in dollar value as compared to the prior calendar year. This represented an upward revision of the 2013 forecast published in July, which indicated an expected increase of 5% in square footage and an increase of 1% in dollar value as compared to 2012. In calendar 2014, activity is expected to increase compared to calendar 2013, with an expected increase of 11% in square footage and an increase of 8% in dollar value.

We believe the cost of an engineered building system, excluding the cost of the land, generally represents approximately 15% to 20% of the total cost of constructing a building, which includes such elements as labor, plumbing, electricity, heating and air conditioning systems, installation and interior finish. Technological advances in products and materials, as well as significant improvements in engineering and design techniques, have led to the development of structural systems that are compatible with more traditional construction materials. Architects and designers now often combine an engineered building system with masonry, concrete, glass and wood exterior facades to meet the aesthetic requirements of end users while preserving the inherent characteristics of engineered building systems. As a result, the uses for engineered building systems now include office buildings, showrooms, retail shopping centers, banks, schools, places of worship, warehouses, factories, distribution centers, government buildings and community centers for which aesthetics and architectural features are important considerations of the end users. In addition, advances in our products such as insulated steel panel systems for roof and wall applications give buildings the desired balance of strength, thermal efficiency and attractiveness.

We sell engineered building systems to builders, general contractors, developers and end users nationwide under the brand names "Metallic," "Mid-West Steel," "A & S," "All American," "Mesco," "Star," "Ceco," "Robertson," "Garco," "Heritage" and "SteelBuilding.com." We market engineered building systems through an in-house sales force to authorized builder networks of over 3,300 builders. We also sell engineered building systems via direct sale to owners and end users as well as through private label companies. In addition to a traditional business-to-business channel, we sell small custom-engineered metal buildings through two other consumer-oriented marketing channels targeting end-use purchasers and small general contractors. We sell through Heritage Building Systems ("Heritage") which is a direct-response, phone-based sales organization and Steelbuilding.com which allows customers to design, price and buy small metal buildings online. During fiscal 2013, our largest customer for engineered building systems accounted for less than 1% of our total consolidated sales and external sales collectively accounted for 48.4% of total engineered building systems segment sales for that year.

The majority of our sales of engineered building systems are made through our authorized builder networks. We enter into an authorized builder agreement with independent general contractors that market our products and services to users. These agreements generally grant the builder the non-exclusive right to market our products in a specified territory. Generally, the agreement is cancelable by either party with between 30 and 60 days' notice. The agreement does not prohibit the builder from marketing engineered building systems of other manufacturers. In some cases, we may defray a portion of the builder's advertising costs and provide volume purchasing and other pricing incentives to encourage those businesses to deal exclusively or principally with us. The builder is required to maintain a place of business in its designated territory, provide a sales organization, conduct periodic advertising programs and perform construction, warranty and other services for customers and potential customers. An authorized builder usually is hired by an end-user to erect an engineered building system on the customer's site and provide general contracting and other services related to the completion of the project. We sell our products to the builder, which generally includes the price of the building as a part of its overall construction contract with its customer. We rely upon maintaining a satisfactory business relationship for continuing job orders from our authorized builders.

Business Strategy

We intend to expand our business, enhance our market position and increase our sales and profitability by focusing on the implementation of a number of key initiatives that we believe will help us grow and reduce costs. Our current strategy focuses primarily on organic initiatives, but also considers the use of opportunistic acquisitions to achieve our growth objectives:

- *Corporate-Wide Initiatives.* Fixed cost containment as the nonresidential construction market improves is our top corporate-wide initiative. We will continue our focus on leveraging technology and automation to be one of the lowest cost producers, and enhance plant utilization through expanded use of our hub and spoke distribution model. To further distinguish the value of our products and services, we are reorganizing our manufacturing platform as a single, integrated organization, to rapidly incorporate the benefits of lean manufacturing best practices and efficiencies across all of our facilities.

- *Metal Coil Coating Segment.* Through diversification of our external customer base, we plan to substantially increase toll and package sales and make the segment somewhat less dependent on the construction industry. We will continue to leverage efficiency improvements to be one of the lowest cost producers.

- *Metal Components Segment.* We intend to maintain our leading positions in these markets and seek opportunities to profitably expand our customer base. One previously idled facility is being retooled to produce an architectural line of insulated metal panels and is expected to become operational in early 2014.

- *Engineered Building Systems Segment.* We intend to enhance the performance of our differentiated brands by aligning our operations to achieve the best total value building design, delivered complete and on-time, every time. We are focused on providing industry leading cycle times, service and quality, while improving customer satisfaction.

Raw Materials

The principal raw material used in manufacturing of our metal components and engineered building systems is steel which we purchase from multiple steel producers. Our various products are fabricated from steel produced by mills including bars, plates, structural shapes, sheets, hot-rolled coils and galvanized or Galvalume®-coated coils. We purchased approximately 11% of our product material costs from one vendor in fiscal 2013 and 14% of our product material costs from one vendor in fiscal 2012. No other vendor accounted for over 10% of our product material costs during fiscal 2013 or 2012. Although we believe concentration of our steel purchases among a small group of suppliers that have mills and warehouse facilities close to our facilities enables us, as a large customer of those suppliers, to obtain better pricing, service and delivery, the loss of one or all of these suppliers could have a material adverse effect on our ability to obtain the raw materials required to meet delivery schedules to our customers. These suppliers generally maintain an inventory of the types of materials we require.

Our raw materials on hand increased to $87.6 million at November 3, 2013 from $77.5 million at October 28, 2012 due to higher levels of business activity and the acquisition of Metl-Span.

Our business is heavily dependent on the price and supply of steel. The steel industry is highly cyclical in nature, and steel prices have been volatile in recent years and may remain volatile in the future. Steel prices are influenced by numerous factors beyond our control, including general economic conditions domestically and internationally, currency fluctuations, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, import duties and other trade restrictions. We believe the CRU North American Steel Price Index, published by the CRU Group since 1994, appropriately depicts the volatility we have experienced in steel prices. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk — Steel Prices." During fiscal 2013 and 2012, steel prices fluctuated due to market conditions ranging from a high point on the CRU Index of 173 to a low point of 161 in fiscal 2013 and fluctuated from a high point on the CRU Index of 194 to a low point of 165 in fiscal 2012. Based on the cyclical nature of the steel industry, we expect steel prices will continue to be volatile.

Although we have the ability to purchase steel from a number of suppliers, a production cutback by one or more of our current suppliers could create challenges in meeting delivery schedules to our customers. Because we have periodically adjusted our contract prices, particularly in the engineered building systems segment, we have generally been able to pass increases in our raw material costs through to our customers. We normally do not maintain an inventory of steel in excess of our current production requirements. However, from time to time, we may purchase steel in advance of announced steel price increases. For additional information about the risks of our raw material supply and pricing, see "Item 1A. Risk Factors."

Backlog

At November 3, 2013 and October 28, 2012, the total backlog of orders, primarily consisting of engineered building systems' orders, for our products we believe to be firm was $323.2 million and $304.7 million, respectively. Job orders included in backlog are generally cancelable by customers at any time for any reason; however, cancellation charges may be assessed. See "Item 1A. Risk Factors — Our industry is cyclical and highly sensitive to macroeconomic conditions; as a result, our industry is currently experiencing a downturn which, if sustained, will materially and adversely affect our business, liquidity and results of operations." Occasionally, orders in the backlog are not completed and shipped for reasons that include changes in the requirements of the customers and the inability of customers to obtain necessary financing or zoning variances. We anticipate that less than 10% of this backlog will extend beyond one year.

Competition

We and other manufacturers of metal components and engineered building systems compete in the building industry with all other alternative methods of building construction such as tilt-wall, concrete and wood, single-ply and built up, all of which may be perceived as more traditional, more aesthetically pleasing or having other advantages over our products. We compete with all manufacturers of building products, from small local firms to large national firms.

In addition, competition in the metal components and engineered building systems market of the building industry is intense. We believe it is based primarily on:

- quality;
- service;
- on-time delivery;
- ability to provide added value in the design and engineering of buildings;
- price;
- speed of construction; and
- personal relationships with customers.

We compete with a number of other manufacturers of metal components and engineered building systems for the building industry, ranging from small local firms to large national firms. Many of these competitors operate on a regional basis. We have two primary nationwide competitors in the engineered building systems market and three primary nationwide competitors in the metal components market.

We are comprised of a family of companies operating 38 manufacturing facilities across the United States and Mexico, with additional sales and distribution offices throughout the United States and Canada. These facilities are used for the manufacturing of metal components and engineered building systems for the building industry, including three for our door operations. We believe this broad geographic distribution gives us an advantage over our components and building competitors because major elements of a customer's decision are the speed and cost of delivery from the manufacturing facility to the product's ultimate destination. We operate a fleet of trucks to deliver our products to our customers in a more timely manner than most of our competitors.

We compete with a number of other providers of metal coil coating services to manufacturers of metal components and engineered building systems for the building industry, ranging from small local firms to large national firms. Most of these competitors operate on a regional basis. Competition in the metal coil coating industry is intense and is based primarily on quality, service, delivery and price.

Consolidation

Over the last several years, there has been a consolidation of competitors within the industries of the metal coil coating, metal components and engineered building systems segments, which include many small local and regional firms. We believe that these industries will continue to consolidate, driven by the needs of manufacturers to increase anticipated long-term manufacturing capacity, achieve greater process integration and add geographic diversity to meet customers' product and delivery needs, improve production efficiency and manage costs. When beneficial to our long-term goals and strategy, we have sought to consolidate our business operations with other companies. The resulting synergies from these consolidation efforts have allowed us to reduce costs while continuing to serve our customers' needs. In June 2012, we completed the acquisition of Metl-Span which operates five manufacturing facilities in the United States serving the nonresidential building products market with cost-effective and energy efficient insulated metal wall and roof panels. In January 2007, we completed the purchase of substantially all of the assets of Garco Building Systems, Inc. which designs, manufactures and distributes steel building systems primarily for markets in the northwestern United States and western Canada. In April 2006, we acquired 100% of the issued and outstanding shares of RCC. RCC operates the Ceco Building Systems, Star Building Systems and Robertson Building Systems divisions and is a leader in the metal buildings segment. For more information, see "— Acquisitions."

In addition to the consolidation of competitors within the industries of the metal coil coating, metal components and engineered building systems segments, in recent years there has been consolidation between those industries and steel producers. Several of our competitors have been acquired by steel producers, and further similar acquisitions are possible. For a discussion of the possible effects on us of such consolidations, see "Item 1A. Risk Factors."

Acquisitions

We have a history of making acquisitions within our industry, and we regularly evaluate growth opportunities both through acquisitions and internal investment. We believe that there remain opportunities for growth through consolidation in the metal buildings and components segments, and our goal is to continue to grow through opportunistic strategic acquisitions, as well as organically.

Consistent with our growth strategy, we frequently engage in discussions with potential sellers regarding the possible purchase by us of businesses, assets and operations that are strategic and complementary to our existing operations. Such assets and operations include engineered building systems and metal components, but may also include assets that are closely related to, or intertwined with, these business lines, and enable us to leverage our asset base, knowledge base and skill sets. Such acquisition efforts may involve participation by us in processes that have been made public, involve a number of potential buyers and are commonly referred to as "auction" processes, as well as situations in which we believe we are the only party or one of the very limited number of potential buyers in negotiations with the potential seller. These acquisition efforts often involve assets that, if acquired, would have a material effect on our financial condition and results of operations.

We also evaluate from time to time possible dispositions of assets or businesses when such assets or businesses are no longer core to our operations and do not fit into our long-term strategy.

The Credit Agreement contains a number of covenants that, among other things, limit or restrict the ability of the Company and its subsidiaries to dispose of assets, make acquisitions and engage in mergers. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt."

Environmental Matters

The operation of our business is subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of manufacturing facilities, we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

- requiring investigative or remedial action to mitigate or address certain environmental conditions that may have been caused by our operations or practices, or discovered to be attributable to former owners or operators at properties we have acquired; or
- enjoining or restricting the operations of facilities found to be out of compliance with environmental laws and regulations, permits or other legal authorizations issued pursuant to such laws or regulations.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil or criminal enforcement measures, including the assessment of monetary penalties, the imposition of investigative or remedial requirements, the issuance of orders enjoining or limiting current or future operations, or the denial or revocation of permits or other legal authorizations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances or industrial wastes have been mismanaged or otherwise released. Moreover, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of substances or contaminants into the environment.

The trend in environmental regulation is to place more restrictions and limitations on activities that potentially affect human health, welfare or the environment. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may differ from what we presently anticipate. However, we strategically anticipate future regulatory requirements that might be imposed and plan accordingly to meet and maintain compliance with such environmental laws and regulations, and to minimize the associated costs of such compliance while not encroaching on our ability to comply.

We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations. In addition, we believe that the various environmental compliance activities we are presently engaged in are not expected to materially interrupt or diminish our operational ability to manufacture our products. We cannot assure, however, that future events, such as changes in existing laws, the promulgation of new laws, or the development or discovery of new facts or conditions related to our operations will not cause us to incur significant costs.

The following is a discussion of some environmental and safety requirements that relate to our business:

Air Emissions. Our operations are subject to the federal Clean Air Act Amendments of 1990, or CAAA, and comparable state laws and regulations. These laws and regulations govern emissions of air pollutants from various industrial stationary sources, including our manufacturing facilities, and impose various permitting, monitoring, recordkeeping and reporting requirements. Such laws and regulations may require us to: obtain pre-approval for the construction or modification of certain projects or facilities with the potential to produce new or increased air emissions; obtain and strictly comply with operating permits that specify air emissions and operational limitations; or utilize best available emission control technologies to limit or reduce emissions from our facilities.

Our failure to comply with these requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations, and potential administrative civil or criminal enforcement actions. We may be required to incur certain capital expenditures in the future for air pollution control equipment in conjunction with obtaining and complying with pre-construction authorizations or operating permits for air emissions. We believe, however, that our operations will not be materially adversely affected by such requirements.

Greenhouse Gases. More stringent laws and regulations relating to climate change and greenhouse gases, or GHGs, may be adopted in the future and could cause us to incur additional operating costs or reduced demand for our products. On December 15, 2009, the federal Environmental Protection Agency, or EPA, published its findings that emissions of carbon dioxide, methane, and other GHGs present an endangerment to public health, the economy and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth's atmosphere and other climate changes. These findings allowed the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal CAAA.

The EPA adopted regulations that would require a reduction in emissions of GHGs and could trigger permit review for GHGs produced from certain industrial stationary sources. In June 2010, the EPA adopted the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule, which phases in permitting requirements for stationary sources of GHGs beginning January 2, 2011. This rule "tailors" these permitting programs to apply to certain significant stationary sources of GHG emissions in a multistep process, with the largest sources first subject to permitting. In October 2009, the EPA issued its final Greenhouse Gas Reporting Rule requiring the mandatory annual reporting of GHG emissions for calendar year 2010-forward from certain significant sources of GHG emission sources in the United States.

In addition, several North American multi-state climate initiatives are either actively studying, or have already implemented, measures to reduce GHG emissions, primarily through the planned development of GHG tracking systems and regional GHG emission trading programs. These programs typically require major sources of GHGs or major electricity generators to acquire and surrender emission allowances and offsets, with the number of allowances available for purchase reduced each year until an overall GHG emission reduction goal is achieved.

In October 2011, the California Air Resources Board (CARB) adopted a cap-and-trade program that will help the state reduce GHG emissions to 1990-levels by 2020. This program, along with mandatory GHG reporting and other complementary measures, was authorized by the California Global Warming Solutions Act (AB 32) of 2006. Beginning in 2013, cap-and-trade regulations apply to all major industrial sources and electricity generators, and will expand in 2015 to cover the distributors of transportation fuels, natural gas and other fuels. The amount of allowances available to these sources is set to decline by about three percent each year through 2020 as the cap is lowered and emissions are reduced.

Although it is not possible to accurately predict how new GHG legislation or regulations would impact our business, any new federal, regional or state restrictions on emissions of carbon dioxide or other GHGs that may be imposed in areas where we conduct business could result in increased compliance costs or additional operating restrictions on us, our raw material suppliers and our customers. Such restrictions could potentially make our products more expensive and thus reduce their demand, which could have a material adverse effect on our business.

Hazardous and Solid Industrial Waste. Our operations generate industrial solid wastes, including some hazardous wastes that are subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws. RCRA imposes detailed requirements for the handling, storage, treatment and disposal of hazardous wastes. For example, industrial wastes we generate such as paint waste, spent solvents, and used oils may be regulated as hazardous waste. However, RCRA currently exempts many of our manufacturing wastes from classification as hazardous waste, although non-hazardous or exempted industrial wastes are still regulated under state law or the less stringent industrial solid waste requirements of RCRA. We do not believe that our operations will be materially adversely affected by such requirements.

Site Remediation. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances at off-site locations such as landfills. In the course of our typical operations, we use materials and generate industrial solid wastes that may fall within the definition of a "hazardous substance."

CERCLA authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health, welfare or the environment and seek to recover from the responsible classes of persons the costs incurred for remedial activities or other corrective actions. Under CERCLA, we could be subject to joint and several liability for: the full or partial costs of cleaning up and restoring sites where hazardous substances historically generated by us have been released; for damages to natural resources; and for the costs of certain risk assessment studies.

We currently own or lease, and have in the past owned or leased, numerous properties that for many decades have been used for manufacturing operations. Hazardous substances or industrial wastes may have been mismanaged, disposed of or released on or under the properties owned or leased by us, or on or under other locations where such wastes have been transported for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose management, disposal or release of hazardous substances or wastes was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws.

Under such laws, we could be required to remove hazardous substances or previously disposed of industrial wastes (including wastes disposed by prior owners or operators); to investigate or remediate contaminated property (including contaminated soil and groundwater, whether from prior owners or operators or other historic activities or releases); or perform remedial closure operations to control or prevent future contamination. Moreover, neighboring landowners and other affected parties may file claims for personal injury and property damage allegedly caused by the release of hazardous substances into the environment.

Wastewater Discharges. Our operations are subject to the federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, and analogous state laws and regulations. These laws and regulations impose detailed requirements and strict controls regarding the discharge of pollutants from industrial activity into waters of the United States. Such laws and regulations may require that we obtain and strictly comply with categorical industrial waste water standards and pretreatment or discharge permits containing limits on various water pollutant and discharge parameters.

Our failure to comply with these requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations, and, potentially, administrative, civil or criminal enforcement actions. We may be required to incur certain capital expenditures in the future for wastewater treatment equipment in connection with maintaining compliance with wastewater pretreatment or discharge permits and water quality standards. Any unauthorized release of pollutants to waters of the United States from our facilities could result in administrative, civil and criminal fines or penalties as well as associated remedial obligations. We believe, however, that our operations will not be materially adversely affected by such requirements.

Employee Health and Safety. We are subject to the requirements of the Occupational Safety and Health Act, or OSHA, and comparable state laws that regulate the protection of the health and safety of our workers. In addition, the OSHA hazard communication standard requires that information about hazardous materials used or produced by our operations be maintained and is available to our employees, state and local government authorities, and citizens. We believe that we are in compliance with these requirements and that our operations will not be materially adversely affected by such requirements.

Zoning and Building Code Requirements

The engineered building systems and components we manufacture must meet zoning, building code and uplift requirements adopted by local governmental agencies. We believe that our products are in substantial compliance with applicable zoning, code and uplift requirements. Compliance does not have a material adverse effect on our business.

Patents, Licenses and Proprietary Rights

We have a number of United States patents, pending patent applications and other proprietary rights, including those relating to metal roofing systems, metal overhead doors, our pier and header system, our

Long Bay® System and our building estimating and design system. The patents on our Long Bay® System expire in 2020. We also have several registered trademarks and pending registrations in the United States.

Research and Development Costs

Total expenditures for research and development were $1.6 million, $1.6 million and $1.3 million for fiscal 2013, 2012 and 2011, respectively. We incur research and development costs to develop new products, improve existing products and improve safety factors of our products in the metal components segment. These products include building and roofing systems, panels, clips, purlins, and fasteners.

Employees

As of November 3, 2013, we had approximately 4,484 employees, of whom 3,192 were manufacturing and engineering personnel. We regard our employee relations as satisfactory. Approximately 11.6% of our workforce, including the employees at our subsidiary in Mexico, are represented by a collective bargaining agreement or union.

Item 1A. ***Risk Factors.***

Our industry is cyclical and highly sensitive to macroeconomic conditions; as a result, our industry is currently experiencing a downturn which, if sustained, will materially and adversely affect our business, liquidity and results of operations.

The nonresidential construction industry is highly sensitive to national and regional macroeconomic conditions. The United States and global economies are currently undergoing a period of slowdown and unprecedented volatility, which is having an adverse effect on our business.

When assessing the state of the metal construction market, we review information from various industry associations, third-party research, and various government reports such as industrial production and capacity utilization. One such industry association is the MBMA, which provides summary member sales information and promotes the design and construction of metal buildings and metal roofing systems. Another is McGraw-Hill Construction Information Group, which we review for information regarding actual and forecasted growth in various construction related industries, including the overall nonresidential construction market. McGraw-Hill Construction's nonresidential construction forecast for calendar 2013, published in October 2013, indicates an expected increase of 5% in square footage and an increase of 4% in dollar value as compared to the prior calendar year. In calendar 2014, activity is expected to increase compared to calendar 2013, with an expected increase of 11% in square footage and an increase of 8% in dollar value. Additionally, we review the AIA survey for inquiry and billing activity for the industrial, commercial and institutional sectors. AIA's ABI is a closely watched metric, as billings growth for architectural services generally leads to construction spending growth for the following 9 to 12 months. We have historically experienced a shorter lag period of 6 – 9 months when comparing the commercial and industrial ABI trends to our volume trends. An ABI reading above 50 indicates an increase in month-to-month seasonally adjusted billings and a reading below 50 indicates a decrease in month-to-month seasonally adjusted billings. AIA's ABI published for October 2013 was above 50 at 51.6 and the commercial and industrial component of the index was at 53.7 for October 2013. The commercial and industrial component of the index represents an improvement over October 2012, when the index was 50.1.

Continued uncertainty about current economic conditions has had a negative effect on our business, and will continue to pose a risk to our business as our customers may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our products. Other factors that could influence demand include fuel and other energy costs, conditions in the nonresidential real estate markets, labor and healthcare costs, access to credit and other macroeconomic factors. From time to time, our industry has also been adversely affected in various parts of the country by declines in nonresidential construction starts, including but not limited to, high vacancy rates, changes in tax laws affecting the real estate industry, high interest rates and the unavailability of financing. Sales of our products may be adversely affected by continued weakness in demand for our products within particular customer groups, or a continued decline in the general construction industry or particular geographic regions. These and other economic factors could have a material adverse effect on demand for our products and on our financial condition and operating results.

We cannot predict the ultimate severity or length of the current economic downturn, or the timing or severity of future economic or industry downturns. A prolonged economic downturn, particularly in states where many of our sales are made, would have a material adverse effect on our results of operations and financial condition, including potential asset impairments.

The ongoing uncertainty and volatility in the financial markets related to the U.S. budget deficit, the European sovereign debt crisis and the state of the worldwide economic recovery may adversely affect our operating results.

Global financial markets continue to experience disruptions, including increased volatility, and diminished liquidity and credit availability. In particular, developments in Europe have created uncertainty with respect to the ability of certain European countries to continue to service their sovereign debt obligations. This debt crisis and related European financial restructuring efforts may cause the value of the Euro to deteriorate and contribute to instability in global credit markets. If global economic and market conditions, or economic conditions in Europe, the U.S. or other key markets, remain uncertain, persist, or deteriorate further, our customers may respond by suspending, delaying or reducing their purchases of our metal products, which may adversely affect our cash flows and results of operations.

Discord, conflict, and lack of compromise within and between the executive and legislative branches of the U.S. government relative to federal government budgeting, taxation policies, government expenditures, and U.S. borrowing/debt ceiling limits could adversely affect our business and operating results.

The inability of the legislative and executive branches of the U.S. government to pass in a timely manner a federal government budget, control deficit spending, address tax revenue requirements and effectively manage short and long term U.S. government borrowing, debt ratings, and debt ceiling adjustments could negatively impact U.S. domestic and global financial markets thereby reducing demand by our customers for our products and services thereby reducing our revenues. Similarly, if our suppliers face challenges in obtaining credit, in selling their products, or otherwise in operating their businesses, they may become unable to continue to offer the materials we purchase from them to manufacture our products. These actions could result in reductions in our revenues, increased price competition, or increased operating costs, which could adversely affect our results of operations and financial condition.

Regulation from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") could adversely affect our business or financial results.

Changes in regulatory requirements, such as the reporting requirements relating to conflict minerals originating in the Democratic Republic of Congo or adjoining countries included in the Dodd-Frank Act, or evolving interpretations of existing regulatory requirements, may result in increased compliance cost, capital expenditures and other financial obligations that could adversely affect our business or financial results.

Our business may be impacted by external factors that we may not be able to control.

War, civil conflict, terrorism, natural disasters and public health issues including domestic or international pandemic have caused and could cause damage or disruption to domestic or international commerce by creating economic or political uncertainties. Additionally, the volatility in the financial markets, as we have experienced recently following the concerns about the S&P's downgrade of the United States' credit rating, the European debt crisis and fears of a new U.S. recession, could negatively impact our business. These events could result in a decrease in demand for our products, make it difficult or impossible to deliver orders to customers or receive materials from suppliers, affect the availability or pricing of energy sources or result in other severe consequences that may or may not be predictable. As a result, our business, financial condition and results of operations could be materially adversely affected.

We may not be able to service our debt, obtain future financing or may be limited operationally.

We have substantial debt service obligations. As of November 3, 2013, we had aggregate indebtedness of approximately $238 million. The debt that we carry may have important consequences to us, including the following:

- Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or additional financing may not be available on favorable terms;
- We must use a portion of our cash flow to pay the principal and interest on our debt. These payments reduce the funds that would otherwise be available for our operations and future business opportunities;
- Because we may be more leveraged than some of our competitors, our debt may place us at a competitive disadvantage;
- A substantial decrease in our net operating cash flows could make it difficult for us to meet our debt service requirements and force us to modify our operations; and
- We may be more vulnerable to a downturn in our business or the economy generally.

If we cannot service our debt, we will be forced to take actions such as reducing or delaying acquisitions and/or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We can give you no assurance that we can do any of these things on satisfactory terms or at all.

Subject to restrictions in our Credit Agreement and Amended ABL Facility, we may incur substantial additional debt from time to time to finance acquisitions, capital expenditures or for other purposes.

Restrictive covenants in the Credit Agreement and the Amended ABL Facility may adversely affect us.

We must comply with operating and financing restrictions in the Credit Agreement and the Amended ABL Facility. We may also have similar restrictions with any future debt. These restrictions affect, and in many respects limit or prevent us from:

- incurring additional indebtedness;
- making restricted payments, including dividends or other distributions;
- incurring liens;
- making investments, including joint venture investments;
- selling assets;
- repurchasing our debt and our capital stock; and
- merging or consolidating with or into other companies or sell substantially all our assets.

We are required to make mandatory payments under the Credit Agreement upon the occurrence of certain events, including the sale of assets and the issuance of debt, in each case subject to certain limitations and conditions set forth in our Credit Agreement.

Under the Amended ABL Facility, a "Dominion Event" occurs if either an event of default is continuing or excess availability falls below certain levels, during which period, and for certain periods thereafter, the administrative agent may apply all amounts in the Company's concentration account to the repayment of the loans outstanding under the Amended ABL Facility, subject to an intercreditor agreement between the lenders under the Credit Agreement and the Amended ABL Facility. In addition, during a Dominion Event, we are required to make mandatory payments on the Amended ABL Facility upon the occurrence of certain events, including the sale of assets and the issuance of debt, in each case subject to certain limitations and conditions set forth in the Amended ABL Facility. If excess availability under the Amended ABL Facility falls below certain levels, our asset-based loan facility also requires us to satisfy set financial tests relating to our fixed charge coverage ratio.

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise could restrict our activities. In addition, under certain circumstances and subject to the limitations set forth in the Credit Agreement, the Credit Agreement requires us to pay down our term loan to the extent we generate excess positive cash flow each fiscal year. These restrictions could also adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that would be in our interest.

We may recognize goodwill or other intangible asset impairment charges.

Future triggering events, such as declines in our cash flow projections, may cause impairments of our goodwill or intangible assets based on factors such as our stock price, projected cash flows, assumptions used, control premiums or other variables.

We completed our annual assessment of the recoverability of goodwill and indefinite lived intangibles in the fourth quarter of fiscal 2013 and determined that no impairments of our goodwill or long-lived intangibles were required.

Our businesses are seasonal, and our results of operations during our first two fiscal quarters may be adversely affected by seasonality.

The metal coil coating, metal components and engineered building systems businesses, and the construction industry in general, are seasonal in nature. Sales normally are lower in the first half of each fiscal year compared to the second half of the fiscal year because of unfavorable weather conditions for construction and typical business planning cycles affecting construction. This seasonality adversely affects our results of operations for the first two fiscal quarters. Prolonged severe weather conditions can delay construction projects and otherwise adversely affect our business.

Price volatility and supply constraints in the steel market could prevent us from meeting delivery schedules to our customers or reduce our profit margins.

Our business is heavily dependent on the price and supply of steel. The steel industry is highly cyclical in nature, and steel prices have been volatile in recent years and may remain volatile in the future. Steel prices are influenced by numerous factors beyond our control, including general economic conditions domestically and internationally, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, import duties and other trade restrictions. Given the level of steel industry consolidation, the anticipated additional domestic market capacity, generally low inventories in the industry and slow economic recovery, a sudden increase in demand could affect our ability to purchase steel and result in rapidly increasing steel prices.

We normally do not maintain an inventory of steel in excess of our current production requirements. However, from time to time, we may purchase steel in advance of announced steel price increases. If demand for our products declines, our inventory may increase. We can give you no assurance that steel will remain available or that prices will not continue to be volatile. While most of our sales contracts have escalation clauses that allow us, under certain circumstances, to pass along all or a portion of increases in the price of steel after the date of the contract but prior to delivery, we may, for competitive or other reasons, not be able to pass such price increases along. If the available supply of steel declines, we could experience price increases that we are not able to pass on to our customers, a deterioration of service from our suppliers or interruptions or delays that may cause us not to meet delivery schedules to our customers. Any of these problems could adversely affect our results of operations and financial condition. For more information about steel pricing trends in recent years, see "Item 1. Business — Raw Materials" and "Item 7A. Quantitative and Qualitative Disclosures about Market Risk — Steel Prices."

We rely on a few major suppliers for our supply of steel, which makes us more vulnerable to supply constraints and pricing pressure, as well as the financial condition of those suppliers.

We rely on a few major suppliers for our supply of steel and may be adversely affected by the bankruptcy, financial condition or other factors affecting those suppliers. During fiscal 2013, we purchased approximately 11% of our product material costs from one vendor in the United States. No other vendor accounted for over 10% of our product material costs during fiscal 2013. Due to unfavorable market conditions and our inventory supply requirements during fiscal 2013, we purchased less than 10% of our steel from foreign suppliers. Pricing and lead time limits our use of foreign suppliers. Therefore, production cutbacks or a prolonged labor strike against one or more of our principal domestic suppliers could have a material adverse effect on our operations. Furthermore, if one or more of our current suppliers is unable for financial or any other reason to continue in business or to produce steel sufficient to meet our requirements, essential supply of our primary raw materials could be temporarily interrupted, and our business could be adversely affected.

Failure to retain or replace key personnel could hurt our operations.

Our success depends to a significant degree upon the efforts, contributions and abilities of our senior management, plant managers and other highly skilled personnel, including our sales executives. These executives and managers have many accumulated years of experience in our industry and have developed personal relationships with our customers that are important to our business. If we do not retain the services of our key personnel or if we fail to adequately plan for the succession of such individuals, our customer relationships, results of operations and financial condition may be adversely affected.

If we are unable to enforce our intellectual property rights or if our intellectual property rights become obsolete, our competitive position could be adversely affected.

We utilize a variety of intellectual property rights in our services. We have a number of United States patents, foreign patents, pending patent applications and other proprietary rights, including those relating to metal roofing systems, metal overhead doors, our pier and header system, our Long Bay® System and our building estimating and design system. We also have several registered trademarks and pending registrations in the United States. We view our portfolio of process and design technologies as one of our competitive strengths. We may not be able to successfully preserve these intellectual property rights in the future and these rights could be invalidated, circumvented, or challenged. If we are unable to protect and maintain our intellectual property rights, or if there are any successful intellectual property challenges or infringement proceedings against us, our business and revenue could be materially and adversely affected.

We incur costs to comply with environmental laws and have liabilities for environmental investigations, cleanups and claims.

Because we emit and discharge pollutants into the environment, own and operate real property that has historically been used for industrial purposes, and generate and handle hazardous substances and industrial wastes, we incur costs and liabilities to comply with environmental laws and regulations. We may incur significant additional costs as those laws and regulations or their enforcement change in the future if there is a release of hazardous substances into the environment, or if a historical release of hazardous substances, industrial wastes or other contamination is identified.

The operations of our manufacturing facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example, (i) the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions; (ii) the federal RCRA and comparable state laws that impose requirements for the storage, treatment, handling and disposal of waste from our facilities; and (iii) CERCLA and comparable state laws that impose liability for the investigation and cleanup of hazardous substances or industrial wastes that may have been released at properties currently or previously owned or operated by us, or at locations to which we have sent industrial waste for disposal.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties; the imposition of investigative or remedial requirements; personal injury, property or natural resource damages claims; and the issuance of orders enjoining current or future operations, or the denial or revocation of permits or other legal authorizations. For more information about the effect of environmental laws and regulations on our business, see "Item 1. Business — Environmental Matters."

The industries in which we operate are highly competitive.

We compete with all other alternative methods of building construction, which may be viewed as more traditional, more aesthetically pleasing or having other advantages over our products. In addition, competition in the metal components and metal buildings markets of the building industry and in the metal coil coating segment is intense. It is based primarily on:

- quality;
- service;
- on-time delivery;
- ability to provide added value in the design and engineering of buildings;
- price;
- speed of construction in buildings and components; and
- personal relationships with customers.

We compete with a number of other manufacturers of metal components and engineered building systems and providers of coil coating services ranging from small local firms to large national firms. In addition, we and other manufacturers of metal components and engineered building systems compete with alternative methods of building construction. If these alternative building methods compete successfully against us, such competition could adversely affect us.

In addition, several of our competitors have been acquired by steel producers. Competitors owned by steel producers may have a competitive advantage on raw materials that we do not enjoy. Steel producers may prioritize deliveries of raw materials to such competitors or provide them with more favorable pricing, both of which could enable them to offer products to customers at lower prices or accelerated delivery schedules.

Our stock price has been and may continue to be volatile.

The trading price of our common stock has fluctuated in the past and is subject to significant fluctuations in response to the following factors, some of which are beyond our control:

- variations in quarterly operating results;
- deviations in our earnings from publicly disclosed forward-looking guidance;
- variability in our revenues;
- changes in earnings estimates by analysts;
- our announcements of significant contracts, acquisitions, strategic partnerships or joint ventures;
- general conditions in the metal components and engineered building systems industries;
- uncertainty about current global economic conditions;
- fluctuations in stock market price and volume; and
- other general economic conditions.

During fiscal 2013, our stock price on the New York Stock Exchange ranged from a high of $17.85 per share to a low of $10.87 per share. In recent years, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar to ours. Some of these fluctuations have been unrelated to the operating performance of the affected companies. These market fluctuations may decrease the market price of our common stock in the future.

Acquisitions may be unsuccessful if we incorrectly predict operating results or are unable to identify and complete future acquisitions and integrate acquired assets or businesses.

We have a history of expansion through acquisitions, and we believe that if our industry continues to consolidate, our future success may depend, in part, on our ability to successfully complete acquisitions. Growing through acquisitions and managing that growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. Pursuing and integrating acquisitions involves a number of risks, including:

- the risk of incorrect assumptions or estimates regarding the future results of the acquired business or expected cost reductions or other synergies expected to be realized as a result of acquiring the business;
- diversion of management's attention from existing operations;
- unexpected losses of key employees, customers and suppliers of the acquired business;
- integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and
- increasing the scope, geographic diversity and complexity of our operations.

Although the majority of our growth strategy is organic in nature, if we do pursue opportunistic acquisitions, we can provide no assurance that we will be successful in identifying or completing any acquisitions or that any businesses or assets that we are able to acquire will be successfully integrated into our existing business. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading prices of our securities.

Acquisitions subject us to numerous risks that could adversely affect our results of operations.

If we pursue further acquisitions, depending on conditions in the acquisition market, it may be difficult or impossible for us to identify businesses or operations for acquisition, or we may not be able to make acquisitions on terms that we consider economically acceptable. Even if we are able to identify suitable acquisition opportunities, our acquisition strategy depends upon, among other things, our ability to obtain financing and, in some cases, regulatory approvals, including under the Hart-Scott-Rodino Act.

Our incurrence of additional debt, contingent liabilities and expenses in connection with any future acquisitions could have a material adverse effect on our financial condition and results of operations. Furthermore, our financial position and results of operations may fluctuate significantly from period to period based on whether significant acquisitions are completed in particular periods. Competition for acquisitions is intense and may increase the cost of, or cause us to refrain from, completing acquisitions.

Although we expect that the acquisition ("Acquisition") of Metl-Span LLC will result in benefits to us, we may not realize those benefits because of integration difficulties.

Integrating the operations of Metl-Span successfully or otherwise realizing any of the anticipated benefits of the Acquisition, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations and the market price of our common stock may decline as a result.

Realizing the benefits of the Acquisition will depend in part on the integration of organizations, operations, procedures, policies and technologies, as well as the harmonization of differences in the business cultures of the two companies and retention of key personnel. These integration activities are complex and time-consuming and we may encounter unexpected difficulties or incur unexpected costs, including:

- our inability to achieve operating synergies anticipated in the acquisition, which would prevent us from achieving the positive earnings gains expected as a result of the Acquisition;
- diversion of management attention from ongoing business concerns to integration matters;
- difficulties in consolidating and rationalizing information technology platforms and administrative infrastructures;
- complexities associated with managing the combined businesses;
- challenges in demonstrating to our customers and to customers of Metl-Span that the Acquisition will not result in adverse changes in customer service standards or business focus; and
- our inability to preserve supplier and other important relationships of both the Company and Metl-Span and resolve potential conflicts that may arise.

We may not successfully integrate the operations of Metl-Span in a timely manner, and we may not realize the synergies of the Acquisition to the extent, or in the timeframe, anticipated. In addition to the integration risks discussed above, our ability to realize these synergies could be adversely impacted by practical or legal constraints on our ability to combine operations.

In connection with the Equity Investment, we entered into a stockholders agreement with the CD&R Funds pursuant to which the CD&R Funds have substantial governance and other rights and setting forth certain terms and conditions regarding the Equity Investment and the ownership of the CD&R Funds' shares of Common Stock.

Pursuant to the stockholders agreement with the CD&R Funds, subject to certain ownership and other requirements and conditions, the CD&R Funds have the right to appoint a majority of directors to our board of directors, including the "Lead Director" or Chairman of the Executive Committee of our board of directors, and have consent rights over a variety of significant corporate and financing matters, including, subject to certain customary exceptions and specified baskets, sales and acquisitions of assets, issuances and redemptions of equity, incurrence of debt, the declaration or payment of extraordinary distributions or dividends and changes to the Company's line of business. In addition, the CD&R Funds are granted subscription rights under the terms and conditions of the stockholders agreement.

Further, effective as of the closing of the Equity Investment, the Company has taken all corporate action and filed all election notices or other documentation with the New York Stock Exchange ("NYSE") necessary to elect to take advantage of the exemptions to the requirements of sections 303A.01, 303A.04 and 303A.05 of the NYSE Listed Company Manual and, for so long as we qualify as a "controlled company" within the meaning set forth in the NYSE Listed Company Manual or any similar provision in the rules of a stock exchange on which the securities of the Company are quoted or listed for trading, we have agreed to use our reasonable best efforts to take advantage of the exemptions therein. Such exemptions exempt us from compliance with the NYSE's requirements for companies listed on the NYSE to have (1) a majority of independent directors, (2) a nominating/corporate governance committee and a compensation committee, in each case, composed entirely of independent directors, and (3) charters for the nominating/corporate governance committee and the compensation committee, in each case, addressing certain specified matters.

Transactions engaged in by the CD&R Funds or our directors or executives involving our Common Stock may have an adverse effect on the price of our stock.

Our officers, directors and the CD&R Funds collectively control approximately 74% of our issued and outstanding Common Stock. On May 14, 2013, the CD&R Funds delivered a formal notice requesting the conversion of their 339,293 shares of Preferred Stock into Common Stock (the "Conversion"). In connection with the Conversion request, we issued to the CD&R Funds 54,136,817 shares of our Common Stock, representing 72.4% of our issued and outstanding Common Stock as of November 3, 2013. See Note 13 — Series B Cumulative Convertible Participating Preferred Stock to the consolidated financial statements for more information on the CD&R Equity Investment. Future sales of our Common Stock by these stockholders could have the effect of lowering our stock price. The perceived risk associated with the possible sale of a large number of shares by these stockholders could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock by our directors or officers could cause other institutions or individuals to engage in short sales of our Common Stock, which may further cause the price of our stock to decline.

From time to time our directors, executive officers, or the CD&R Funds may sell shares of our Common Stock on the open market or otherwise, for a variety of reasons, which may be related or unrelated to the performance of our business. These sales will be publicly disclosed in filings made with the SEC. Our stockholders may perceive these sales as a reflection on management's view of the business which may result in a drop in the price of our stock or cause some stockholders to sell their shares of our Common Stock.

Increases in energy prices will increase our operating costs, and we may be unable to pass all these increases on to our customers in the form of higher prices for our products.

Increases in energy prices will increase our operating costs and may reduce our profitability and cash flows if we are unable to pass all the increases on to our customers. We use energy in the manufacture and transport of our products. In particular, our manufacturing plants use considerable electricity and natural gas. Consequently, our operating costs typically increase if energy costs rise. During periods of higher energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. To the extent we are not able to recover these cost increases through price increases or otherwise, our profitability and cash flow will be adversely impacted. We partially hedge our exposure to higher prices via fixed forward positions.

The adoption of climate change legislation or regulations restricting emissions of greenhouse gases could increase our operating costs or reduce demand for our products.

More stringent laws and regulations relating to climate change and GHGs may be adopted in the future and could cause us to incur additional operating costs or reduce the demand for our products. On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane, and other GHGs present an endangerment to public health, the economy and the environment because emissions of such gases are, according to the federal Environmental Protection Agency, or EPA, contributing to the warming of the earth's atmosphere and other climate changes. These findings allowed the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act.

The EPA adopted regulations that would require a reduction in emissions of GHGs and could trigger permit review for GHGs produced from certain stationary sources. In June 2010, EPA adopted the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule, which phases in permitting requirements for stationary sources of GHGs, beginning January 2, 2011. This rule "tailors" these permitting programs to apply to certain significant stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. In October 2009, the EPA issued its final Greenhouse Gas Reporting Rule requiring the mandatory annual reporting of GHG emissions for calendar year 2010-forward from certain significant sources of GHG emission sources in the United States.

In addition, several North American multi-state climate initiatives are either actively studying, or have already implemented, measures to reduce GHG emissions, primarily through the planned development of GHG tracking systems and regional GHG emission trading programs. These programs typically require major sources of GHGs or major electricity generators to acquire and surrender emission allowances and offsets, with the number of allowances available for purchase reduced each year until an overall GHG emission reduction goal is achieved.

In October 2011, the California Air Resources Board (CARB) adopted a cap-and-trade program that will help the state reduce GHG emissions to 1990-levels by 2020. This program, along with mandatory GHG reporting and other complementary measures, was authorized by the California Global Warming Solutions Act (AB 32) of 2006. Beginning in 2013, cap-and-trade regulations apply to all major industrial sources and electricity generators, and will expand in 2015 to cover the distributors of transportation fuels, natural gas and other fuels. The amount of allowances available to these sources is set to decline by about three percent each year through 2020 as the cap is lowered and emissions are reduced.

Although it is not possible to accurately predict how new GHG legislation or regulations would impact our business, any new federal, regional or state restrictions on emissions of carbon dioxide or other GHGs that may be imposed in areas where we conduct business could result in increased compliance costs or additional operating restrictions on us, our raw material suppliers and our customers. Such restrictions could potentially make our products more expensive and thus reduce their demand, which could have a material adverse effect on our business.

Breaches of our information system security measures could disrupt our internal operations.

We are dependent upon information technology for the distribution of information internally and also to our customers and suppliers. This information technology is subject to theft, damage or interruption from a variety of sources, including but not limited to malicious computer viruses, security breaches and defects in design. Various measures have been implemented to manage our risks related to information system and network disruptions, but a system failure or breach of these measures could negatively impact our operations and financial results.

Damage to our computer infrastructure and software systems could harm our business.

The unavailability of any of our primary information management systems for any significant period of time could have an adverse effect on our operations. In particular, our ability to deliver products to our customers when needed, collect our receivables and manage inventory levels successfully largely depend on the efficient operation of our computer hardware and software systems. Through information management systems, we provide inventory availability to our sales and operating personnel, improve customer service through better order and product reference data and monitor operating results. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could lead to business interruptions that could harm our reputation, increase our operating costs and decrease our profitability. In addition, these systems are vulnerable to, among other things, damage or interruption from power loss, computer system and network failures, loss of telecommunications services, operator negligence, physical and electronic loss of data, or security breaches and computer viruses.

We have contracted with third-party service providers that provide us with redundant data center services in the event that our major information management systems are damaged. The backup data centers and other protective measures we take could prove to be inadequate. Our inability to restore data completely and accurately could lead to inaccurate and/or untimely filings of our periodic reports with the SEC, tax filings with the IRS or other required filings, all of which could have a significant negative impact on our corporate reputation and could negatively impact our stock price or result in fines or penalties that could impact our financial results.

Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

Our workers are subject to the usual hazards associated with work in manufacturing environments. Operating hazards can cause personal injury and loss of life, as well as damage to or destruction of business personal property, and possible environmental impairment. We are subject to either deductible or self-insured retention (SIR) amounts, per claim or occurrence, under our Property/Casualty insurance programs, as well as an individual stop-loss limit per claim under our group medical insurance plan. We maintain insurance coverage to transfer risk, with aggregate and per-occurrence limits and deductible or retention levels that we believe are consistent with industry practice. The transfer of risk through insurance cannot guarantee that coverage will be available for every loss or liability that we may incur in our operations.

Exposures that could create insured (or uninsured) liabilities are difficult to assess and quantify due to unknown factors, including but not limited to injury frequency and severity, natural disasters, terrorism threats, third-party liability, and claims that are incurred but not reported (IBNR). Although we engage third-party actuarial professionals to assist us in determining our probable future loss exposure, it is possible that claims or costs could exceed our estimates or our insurance limits, or could be uninsurable. In such instances we might be required to use working capital to satisfy these losses rather than to maintain or expand our operations, which could materially and adversely affect our operating results and our financial condition.

Item 1B. ***Unresolved Staff Comments.***

There are no unresolved staff comments outstanding with the Securities and Exchange Commission at this time.

Item 2. ***Properties.***

As of November 3, 2013, we conduct manufacturing operations at the following facilities.

Facility	Products	Square Feet	Owned or Leased
Domestic:			
Chandler, Arizona	Doors and related metal components	37,000	Leased
Tolleson, Arizona	Metal components(1)	70,551	Owned
Atwater, California	Engineered building systems(2)	219,870	Owned
Rancho Cucamonga, California	Metal coil coating	98,137	Owned
Adel, Georgia	Metal components(1)	78,809	Owned
Lithia Springs, Georgia	Metal components(3)	118,446	Owned
Douglasville, Georgia	Doors and related metal components	87,811	Owned
Marietta, Georgia	Metal coil coating	205,000	Leased
Mattoon, Illinois	Metal components(8)	124,800	Owned
Shelbyville, Indiana	Metal components(1)	70,200	Owned
Shelbyville, Indiana	Metal components(8)	108,300	Leased
Monticello, Iowa	Engineered building systems(4)	231,966	Owned
Oskaloosa, Iowa	Metal components(5)	74,561	Owned
Nicholasville, Kentucky	Metal components(5)	55,000	Owned
Jackson, Mississippi	Metal components(8)	126,340	Owned
Jackson, Mississippi	Metal coil coating	354,350	Owned
Hernando, Mississippi	Metal components(1)	129,682	Owned
Omaha, Nebraska	Metal components(5)	56,716	Owned
Las Vegas, Nevada	Metal components(8)	126,400	Leased
Rome, New York	Metal components(5)	53,700	Owned
Middletown, Ohio	Metal coil coating	170,000	Owned
Caryville, Tennessee	Engineered building systems(4)	211,910	Owned
Elizabethton, Tennessee	Engineered building systems(4)	228,113	Owned
Lexington, Tennessee	Engineered building systems(6)	140,504	Owned
Memphis, Tennessee	Metal coil coating	65,895	Owned
Ennis, Texas	Metal components(1)	84,736	Owned
Houston, Texas	Metal components(3)	264,641	Owned
Houston, Texas	Metal coil coating	40,000	Owned
Houston, Texas	Engineered building systems(4)(7)	615,064	Owned
Houston, Texas	Doors and related metal components	42,572	Owned
Lewisville, Texas	Metal components(8)	91,800	Owned
Lubbock, Texas	Metal components(1)	95,376	Owned
Midlothian, Texas	Metal components(9)	60,000	Owned
San Antonio, Texas	Metal components(5)	65,000	Owned
Salt Lake City, Utah	Metal components(3)	84,800	Owned
Prince George, Virginia	Metal components(8)	101,400	Owned
Spokane, Washington	Engineered building systems(4)	150,560	Owned
Foreign:			
Monterrey, Mexico	Engineered building systems(6)	246,196	Owned
Ancaster, Canada	Engineered building systems(10)	25,025	Leased

(1) Secondary structures and metal roof and wall systems.

(2) End walls, secondary structures and metal roof and wall systems for components and engineered building systems.

(3) Full components product range.

(4) Primary structures, secondary structures and metal roof and wall systems for engineered building systems.

(5) Metal roof and wall systems.

(6) Primary structures for engineered building systems.

(7) Structural steel.

(8) Insulated panel systems.

(9) Polystyrene.

(10) Sales and distribution.

We also operate nine Metal Depots facilities in our metal components segment that sell our products directly to the public. We also maintain several drafting office facilities in various states. We have short-term leases for these additional facilities. We believe that our present facilities are adequate for our current and projected operations.

Additionally, we own approximately seven acres of land in Houston, Texas and have a 60,000 square foot facility that is used as our principal executive and administrative offices. We also own approximately ten acres of land at another location in Houston adjacent to one of our manufacturing facilities. We own approximately 14 acres of undeveloped land adjacent to our Garco facility in Spokane, Washington.

Item 3. ***Legal Proceedings.***

As a manufacturer of products primarily for use in nonresidential building construction, we are inherently exposed to various types of contingent claims, both asserted and unasserted, in the ordinary course of business. As a result, from time to time, we and/or our subsidiaries become involved in various legal proceedings or other contingent matters arising from claims, or potential claims. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability and general liability. The Company regularly reviews the status of on-going proceedings and other contingent matters along with legal counsel. Liabilities for such items are recorded when it is probable that the liability has been incurred and when the amount of the liability can be reasonably estimated. Liabilities are adjusted when additional information becomes available. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's results of operations, financial position or cash flows. However, such matters are subject to many uncertainties and outcomes are not predictable with assurance.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE under the symbol "NCS." As of December 16, 2013, there were 63 holders of record and an estimated 8,000 beneficial owners of our common stock. The following table sets forth the quarterly high and low sale prices of our common stock, as reported by the NYSE, for the prior two fiscal years. We have never paid dividends on our common stock and the terms of our Credit Agreement and Amended ABL Facility either limit or restrict our ability to do so. On May 14, 2013, the CD&R Funds converted all of their Preferred Shares into shares of our Common Stock. As a result of the conversion, the CD&R funds no longer have rights to dividends or default dividends with regard to the Preferred Shares. We paid the December 15, 2011 and March 15, 2012 dividend payments on the Preferred Shares in-kind. The December 15, 2011 dividend payment was paid in-kind at a pro rata rate of 8% per annum while the March 15, 2012 dividend payment that was paid-in-kind was paid at a pro rata rate of 12% per annum.

Fiscal Year 2013 Quarter Ended	High	Low
January 27	$15.38	$10.87
April 28	$17.85	$15.01
July 28	$17.47	$14.00
November 3	$15.17	$11.22

Fiscal Year 2012 Quarter Ended	High	Low
January 29	$11.91	$ 7.76
April 29	$12.84	$11.04
July 29	$12.15	$ 8.92
October 28	$12.08	$ 9.80

The following table shows our purchases of our common stock during the fourth quarter of fiscal 2013:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs[2]
July 29, 2013 to August 25, 2013	—	—	—	129,218
August 26, 2013 to September 22, 2013	—	—	—	129,218
September 23, 2013 to November 3, 2013	1,829	$13.29	—	129,218
Total	1,829	$13.29	—	129,218

(1) These shares were shares of restricted stock that were withheld to satisfy the minimum tax-withholding obligations arising in connection with the vesting of awards of restricted stock. The required withholding is calculated using the closing sales price on the previous business day prior to the vesting date as reported by the NYSE.

(2) Our board of directors has authorized a stock repurchase program. Subject to applicable federal securities law, such purchases may occur, if at all, at times and in amounts that we deem appropriate. Shares repurchased are usually retired. On February 28, 2007, we publicly announced that our board of directors authorized the repurchase of an additional 0.2 million shares of our common stock. There is no time limit on the duration of the program. During the fourth quarter of fiscal 2013, we did not repurchase any shares of Common Stock. At November 3, 2013, there were 129,218 shares of common stock remaining authorized for repurchase under the program.

STOCK PERFORMANCE CHART

The following chart compares the yearly percentage change in the cumulative stockholder return on our common stock from November 2, 2008 to the end of the fiscal year ended November 3, 2013 with the cumulative total return on the (i) S&P SmallCap Index and (ii) S&P 600 Building Products peer group. The comparison assumes $100 was invested on November 2, 2008 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
November 2013


300.00
250.00
200.00
150.00
100.00
50.00
0.00
2008
2009
2010
2011
2012
2013
NCI Building Systems, Inc.
S&P Smallcap 600 Index
S&P Smallcap Building Products

In accordance with the rules and regulations of the SEC, the above stock performance chart shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulations 14A or 14C of the Securities Exchange Act of 1934 (the "Exchange Act") or to the liabilities of Section 18 of the Exchange Act and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

Item 6. ***Selected Financial Data.***

The selected financial data for each of the three fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011 has been derived from the Audited consolidated financial statements included elsewhere herein. The selected financial data for each of the two fiscal years ended October 31, 2010 and November 1, 2009 have been derived from audited consolidated financial statements not included herein. The following data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and the notes thereto included under "Item 8. Financial Statements and Supplementary Data."

	2013[(1)]	**2012**	**2011**	**2010**	**2009**
	(In thousands, except per share data)				
Sales	**$1,308,395**	$1,154,010	$959,577	$ 870,526	$ 965,252
Net income (loss)	**(12,885)[(2)]**	4,913[(3)]	(9,950)[(5)]	(26,877)[(6)]	(750,796)[(7)]
Net income (loss) applicable to common shares	**(12,885)[(2)]**	(72,120)[(3)]	(47,466)[(5)]	(311,227)[(6)]	(762,509)[(7)]
Earnings (loss) per common share[(9)]:					
Basic	**(0.29)**	(3.81)	(2.58)	(17.07)	(171.18)
Diluted	**(0.29)[(2)]**	(3.81)[(3)]	(2.58)[(5)]	(17.07)[(6)]	(171.18)[(7)]
Cash flow from operating activities	**64,142**	47,722	41,437	6,306	95,336
Total assets	**780,263**	751,484	561,154	560,524	614,168
Total debt	**237,775**	236,944[(4)]	130,699	136,305	150,249
Convertible Preferred Stock	—	619,950	273,950	256,870	222,815
Stockholders' equity (deficit)	**$ 252,758**	$ (370,528)	$ (35,690)	$ (2,714)	$ 50,078
Diluted average common shares	**44,761[(8)]**	18,932	18,369	18,229	4,403

(1) Fiscal 2013 includes 53 weeks of operating activity.

(2) Includes debt extinguishment costs of $21.5 million ($13.2 million after tax) and proceeds from insurance recovery of $1.0 million ($0.6 million after tax) and unreimbursed business interruption costs of $0.5 million ($0.3 million after tax) in fiscal 2013.

(3) Includes acquisition-related costs of $5.0 million ($3.7 million after tax), debt extinguishment costs of $6.4 million ($4.0 million after tax), actuarial determined general liability self-insurance of $1.9 million ($1.2 million after tax) and executive retirement costs of $0.5 million ($0.3 million after tax) in fiscal 2012.

(4) Includes debt discount of $11.8 million.

(5) Includes restructuring charges of $0.3 million ($0.2 million after tax) and asset impairments of $1.1 million ($0.7 million after tax) in fiscal 2011.

(6) Includes restructuring charges of $3.5 million ($2.2 million after tax), asset impairments of $1.1 million ($0.7 million after tax) and environmental and other contingency adjustments of $0.2 million ($0.2 million after tax) in fiscal 2010.

(7) Includes goodwill and other intangible asset impairment of $622.6 million ($600.0 million after tax), debt extinguishment and refinancing costs of $97.6 million ($92.4 million after tax), lower of cost or market charge of $40.0 million ($25.8 million after tax), change in control charges of $11.2 million ($6.9 million after tax), restructuring charges of $9.1 million ($5.6 million after tax), asset impairments of $6.3 million ($3.9 million after tax), interest rate swap of $3.1 million ($1.9 million after tax) and environmental and other contingencies of $1.1 million ($0.7 million after tax) in fiscal 2009.

(8) In May 2013, the CD&R Funds converted all of their Preferred Shares into 54.1 million shares of our Common Stock.

(9) Adjusted to reflect the 1-for-5 Reverse Stock Split effected on March 5, 2010.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

OVERVIEW

We are one of North America's largest integrated manufacturers and marketers of metal products for the nonresidential construction industry. We provide metal coil coating services and design, engineer, manufacture and market metal components and engineered building systems primarily for nonresidential construction use. We manufacture and distribute extensive lines of metal products for the nonresidential construction market under multiple brand names through a nationwide network of plants and distribution centers. We sell our products for both new construction and repair and retrofit applications.

Metal components offer builders, designers, architects and end-users several advantages, including lower long-term costs, longer life, attractive aesthetics and design flexibility. Similarly, engineered building systems offer a number of advantages over traditional construction alternatives, including shorter construction time, more efficient use of materials, lower construction costs, greater ease of expansion and lower maintenance costs.

We use a 52/53 week year with our fiscal year end on the Sunday closest to October 31. As a result, the fourth quarter of fiscal 2013 included an additional week of operating activity.

We assess performance across our operating segments by analyzing and evaluating, among other indicators, gross profit, operating income and whether or not each segment has achieved its projected sales goals. In assessing our overall financial performance, we regard return on adjusted operating assets, as well as growth in earnings, as key indicators of shareholder value.

Fiscal 2013 Overview

Third party sales in our metal coil coating segment increased 14.6% in fiscal 2013 compared to fiscal 2012. Revenue mix improved with a shift from "tolling" activities to complete packages which include the underlying steel coil. Operating income increased to $24.0 million in fiscal 2013 compared to $22.3 million in fiscal 2012. Earnings growth was outpaced by revenue growth primarily as the result of ramping up the new Middletown, Ohio coating facility, lower operating efficiency caused by an unplanned business interruption in the fourth quarter, as well as the result of operating costs for sales and marketing activities and costs related to the extra week during the fiscal year. The metal coil coating segment experienced a fire-related business interruption in our Jackson, Mississippi facility during the fourth quarter of fiscal 2013. We were able to quickly transfer production requirements to our other metal coil coating facilities, minimizing any disruption for both our internal and external customers. The damaged equipment has been repaired and the plant was fully operational by the end of the fiscal year. In addition, the ramp-up of the Middletown, Ohio operations crossed over the breakeven point and produced operating earnings during the fourth quarter of fiscal 2013.

The metal components segment produced a 30.2% increase in third-party sales in fiscal 2013 compared to fiscal 2012, primarily driven by the inclusion of Metl-Span for the full year of fiscal 2013 and a more favorable product mix. Operating income grew to $36.2 million in fiscal 2013 from $34.1 million in fiscal 2012 primarily resulting from the inclusion of Metl-Span for the full year.

Impacted by weak demand, third party sales in our engineered building systems segment increased 1.2% in fiscal 2013 compared to fiscal 2012. Operating income declined to $23.4 million in fiscal 2013 compared to $37.6 million in fiscal 2012. Operating margins were lower primarily due to competitive pricing and margin compression on projects booked earlier in fiscal 2013. In addition, we incurred approximately $2.6 million in costs for specific growth initiatives that we believe will enhance our sales effectiveness and value delivered to our customers. The foundational systems integration that occurred in the third quarter of fiscal 2013 is now forming the platform for further operational improvement planned in fiscal 2014.

Industry Conditions

Our sales and earnings are subject to both seasonal and cyclical trends and are influenced by general economic conditions, interest rates, the price of steel relative to other building materials, the level of nonresidential construction activity, roof repair and retrofit demand and the availability and cost of financing for construction projects. Our sales normally are lower in the first half of each fiscal year compared to the second half because of unfavorable weather conditions for construction and typical business planning cycles affecting construction.

The nonresidential construction industry is highly sensitive to national and regional macroeconomic conditions. One of the primary challenges we face is that the United States economy is slowly recovering from a recession and historically low nonresidential construction activity, which began in the third quarter of 2008 and reduced demand for our products and adversely affected our business. In addition, the tightening of credit in financial markets over the same period has adversely affected the ability of our customers to obtain financing for construction projects. As a result, we have experienced decreases in orders and cancellations of orders for our products in previous fiscal quarters, and the ability of our customers to make payments has been adversely affected. Similar factors could cause our suppliers to experience financial distress or bankruptcy, resulting in temporary raw material shortages. While economic growth has either resumed or remains flat, the nonresidential construction industry continues to face significant challenges. The graph below shows the annual nonresidential new construction starts, measured in square feet, since 1968 as compiled and reported by McGraw-Hill:

McGraw-Hill Nonresidential Construction Activity


Square Feet (in millions)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
'67 '69 '71 '73 '75 '77 '79 '81 '83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03 '05 '07 '09 '11 '13

Source: McGraw-Hill

When assessing the state of the metal construction market, we review information from various industry associations, third-party research, and various government reports such as industrial production and capacity utilization. One such industry association is the Metal Building Manufacturers Association ("MBMA"), which provides summary member sales information and promotes the design and construction of metal buildings and metal roofing systems. Another is McGraw-Hill Construction Information Group, which we review for information regarding actual and forecasted growth in various construction related industries, including the overall nonresidential construction market. McGraw-Hill Construction's nonresidential construction forecast for calendar 2013, published in October 2013, indicates an expected increase of 5% in square footage and an increase of 4% in dollar value as compared to the prior calendar year. This represented an upward revision of the 2013 forecast published in July, which indicated an expected increase of 5% in square footage and an increase of 1% in dollar value as compared to 2012. In calendar 2014, activity is expected to increase compared to calendar 2013, with an expected increase of 11% in square footage and an increase of 8% in dollar value. Additionally, we review the American Institute of Architects' ("AIA") survey for inquiry and billing activity for the industrial, commercial and institutional sectors. AIA's architectural billing index ("ABI") is a closely watched metric, as billings growth for architectural services generally leads to construction spending growth for the following 9 to 12 months. We have historically experienced a shorter lag period of 6 – 9 months when comparing the commercial and industrial ABI trends to our volume trends. An ABI reading above 50 indicates an increase in month-to-month seasonally adjusted billings and a reading below 50 indicates a decrease in month-to-month seasonally adjusted billings. AIA's ABI published for October 2013 was above 50 at 51.6 and the commercial and industrial component of the index was at 53.7 for October 2013. The commercial and industrial component of the index represents an improvement over October 2012, when the index was 50.1.

Another challenge we face both short and long term is the volatility in the price of steel. Our business is heavily dependent on the supply of steel and is significantly impacted by steel prices. For the fiscal year ended November 3, 2013, steel represented approximately 72% of our costs of goods sold. The steel industry is highly cyclical in nature, and steel prices have been volatile in recent years and may remain volatile in the future. Historically, we have been able to adjust our sales prices in response to increases in steel prices. Steel prices are influenced by numerous factors beyond our control, including general economic conditions domestically and internationally, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, import duties and other trade restrictions.

The monthly CRU North American Steel Price Index, published by the CRU Group, has increased 3.6% from October 2012 to October 2013 and was 9.4% lower in October 2012 compared to October 2011. For additional discussion of steel prices, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

We normally do not maintain an inventory of steel in excess of our current production requirements. However, from time to time, we may purchase steel in advance of announced steel price increases. We can give no assurance that steel will be readily available or that prices will not continue to be volatile. While most of our sales contracts have escalation clauses that allow us, under certain circumstances, to pass along all or a portion of increases in the price of steel after the date of the contract but prior to delivery, for competitive or other reasons we may not be able to pass such price increases along. If the available supply of steel declines, we could experience price increases that we are not able to pass on to the end users, a deterioration of service from our suppliers or interruptions or delays that may cause us not to meet delivery schedules to our customers. Any of these problems could adversely affect our results of operations and financial condition. For additional discussion please see "Item 1. Business — Raw Materials," "Item 1A. Risk Factors — We rely on a few major suppliers for our supply of steel, which makes us more vulnerable to supply constraints and pricing pressure, as well as the financial condition of those suppliers," "— Liquidity and Capital Resources — Steel Prices" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk — Steel Prices."

RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected consolidated financial data for the periods indicated:

	Fiscal year ended		
	November 3, 2013	**October 28, 2012**	**October 30, 2011**
Sales	**100.0%**	100.0%	100.0%
Cost of sales, excluding gain on insurance recovery and asset impairments (recoveries)	**78.9**	77.8	79.0
Gain on insurance recovery	**(0.0)**	—	—
Asset impairments (recoveries)	—	0.0	0.1
Gross profit	**21.1**	22.2	20.9
Engineering, selling, general and administrative expenses	**19.7**	19.0	21.1
Acquisition-related costs	—	0.5	—
Restructuring charges (recovery)	—	—	(0.0)
Income (loss) from operations	**1.4**	2.7	(0.2)
Interest income	**0.0**	0.0	0.0
Interest expense	**(1.6)**	(1.4)	(1.6)
Debt extinguishment costs, net	**(1.6)**	(0.5)	—
Other income, net	**0.1**	0.0	0.1
Income (loss) before income taxes	**(1.7)**	0.8	(1.7)
Provision (benefit) from income taxes	**(0.7)**	0.4	(0.7)
Net income (loss)	**(1.0)%**	0.4%	(1.0)%

SUPPLEMENTARY OPERATING SEGMENT INFORMATION

Operating segments are defined as components of an enterprise that engage in business activities and by which discrete financial information is available that is evaluated on a regular basis by the chief operating decision maker to make decisions about how to allocate resources to the segment and assess the performance of the segment. We have three operating segments: (i) metal coil coating; (ii) metal components; and (iii) engineered building systems. All operating segments operate primarily in the nonresidential construction market. Sales and earnings are influenced by general economic conditions, the level of nonresidential construction activity, metal roof repair and retrofit demand and the availability and terms of financing available for construction. Our operating segments are vertically integrated and benefit from similar basic raw materials. The metal coil coating segment consists of cleaning, treating, painting and slitting continuous steel coils before the steel is fabricated for use by construction and industrial users. The metal components segment products include metal roof and wall panels, doors, metal partitions, metal trim, insulated panels and other related accessories. Metl-Span is included in the metal components segment. The engineered building systems segment includes the manufacturing of main frames, Long-Bay® Systems and value-added engineering and drafting, which are typically not part of metal components or metal coil coating products or services. The manufacturing and distribution activities of our segments are effectively coupled through the use of our nationwide hub-and-spoke manufacturing and distribution system, which supports and enhances our vertical integration. The operating segments follow the same accounting policies used for our consolidated financial statements.

We evaluate a segment's performance based primarily upon operating income before corporate expenses. Intersegment sales are recorded based on standard material costs plus a standard markup to cover labor and overhead and consist of: (i) hot-rolled, light gauge painted, and slit material and other services provided by the metal coil coating segment to both the engineered building systems and metal components segments; (ii) building components provided by the metal components segment to the engineered building systems segment; and (iii) structural framing provided by the engineered building systems segment to the metal components segment.

Corporate assets consist primarily of cash but also include deferred financing costs, deferred taxes and property, plant and equipment associated with our headquarters in Houston, Texas. These items (and income and expenses related to these items) are not allocated to the operating segments. Corporate unallocated expenses include share-based compensation expenses, and executive, legal, finance, tax, treasury, human resources, information technology, purchasing, marketing and corporate travel expenses. Additional unallocated expenses include interest income, interest expense, debt extinguishment costs and other income (expense). Segment information is included in Note 22 of our consolidated financial statements.

The following table represents total sales, external sales and operating income attributable to these operating segments for the periods indicated (in thousands, except percentages):

	2013	%	2012	%	2011	%
Total sales:						
Metal coil coating	**$ 222,064**	**17**	$ 210,227	18	$ 201,098	21
Metal components	**663,094**	**51**	534,853	46	437,655	46
Engineered building systems	**655,767**	**50**	643,473	56	548,594	57
Intersegment sales	**(232,530)**	**(18)**	(234,543)	(20)	(227,770)	(24)
Total net sales	**$1,308,395**	**100**	$1,154,010	100	$ 959,577	100
External sales:						
Metal coil coating	**$ 92,970**	**7**	$ 81,106	7	$ 75,394	8
Metal components	**581,772**	**44**	446,720	39	353,797	37
Engineered building systems	**633,653**	**49**	626,184	54	530,386	55
Total net sales	**$1,308,395**	**100**	$1,154,010	100	$ 959,577	100
Operating income (loss):						
Metal coil coating	**$ 24,027**		$ 22,322		$ 17,944	
Metal components	**36,167**		34,147		20,643	
Engineered building systems	**23,405**		37,596		13,011	
Corporate	**(64,411)**		(62,376)		(53,225)	
Total operating income (loss)	**$ 19,188**		$ 31,689		$ (1,627)	
Unallocated other expense	**(40,927)**		(22,692)		(14,720)	
Income (loss) before income taxes	**$ (21,739)**		$ 8,997		$ (16,347)	

RESULTS OF OPERATIONS FOR FISCAL 2013 COMPARED TO FISCAL 2012

Consolidated sales increased by 13.4%, or $154.4 million for fiscal 2013, compared to fiscal 2012. This increase resulted from higher tonnage volumes in each of our segments, driven primarily by the inclusion of Metl-Span in the current period and improved demand in the end use sectors we serve compared to the prior year. These increases were partially offset by lower sales prices related to competitive pricing pressure and lower steel and input costs in the current period.

Consolidated cost of sales, excluding gain on insurance recovery, increased by 15.1%, or $135.4 million for fiscal 2013, compared to fiscal 2012. Gross margins were 21.1% for fiscal 2013 compared to 22.2% for fiscal 2012. The decrease in gross margins was the result of lower sales prices due to competitive pricing pressure and lower steel costs, the additional costs associated with the integration cost for our Metl-Span acquisition, the ramp-up of the new Middletown, OH coating facility and our decision to retain and train skilled manufacturing workers in order to capture additional efficiencies in the seasonally stronger second half of our fiscal year which did not materialize. The decrease was partially offset by higher tonnage volumes in each of our operating segments due factors discussed above.

Consolidated gain on insurance recovery for fiscal 2013 was $1.0 million. On August 6, 2013, our metal coil coating segment facility in Jackson, Mississippi experienced a fire caused by an exhaust fan failure that damaged the roof and walls of two curing ovens. During the fourth quarter of 2013, the ovens were repaired and we received insurance proceeds of approximately $1.0 from claims submitted to date. These insurance proceeds have been classified as a "gain on insurance recovery" on the consolidated statement of operations. There was no amount recorded for fiscal 2012. See Note 5 — Gain on Insurance Recovery to the consolidated financial statements for more information.

Metal coil coating sales increased by 5.6%, or $11.9 million to $222.1 million in fiscal 2013, compared to $210.2 million in the same period in the prior year. Sales to third parties for fiscal 2013 increased by 14.6% to $93.0 million from $81.1 million in the same period in the prior year, primarily as a result of a 8.7% increase in external tons shipped and a higher package sales mix compared to toll processing sales mix.

Package sales include both the toll processing services and the sale of the steel coil while toll processing services include only the toll processing service performed on the steel coil already in the customer's ownership. Metal coil coating third-party sales accounted for 7.1% of total consolidated third-party sales in fiscal 2013, compared to 7.0% in fiscal 2012.

Operating income of the metal coil coating segment increased to $24.0 million in fiscal 2013, compared to $22.3 million in the same period in the prior year. The $1.7 million increase resulted primarily from the previously discussed insurance recovery and the increase in external volume, partially offset by the additional costs associated with the ramp-up of the new Middletown facility.

Metal components sales increased 24.0%, or $128.2 million to $663.1 million in fiscal 2013, compared to $534.9 million in the same period in the prior year. This increase was primarily due to a 22.4% increase in external tons shipped and higher sales prices, mainly driven by a more favorable sales mix, partially offset by lower steel costs during the fiscal 2013. The external volume increase was primarily driven by the full year inclusion of Metl-Span in the current period. After completion of certain operational integration activities, Metl-Span contributed an incremental $125.5 million of sales in fiscal 2013 compared to fiscal 2012. Sales to third parties for fiscal 2013 increased $135.1 million to $581.8 million from $446.7 million in the same period in the prior year. The remaining $6.8 million represents a decrease in intersegment sales. Metal components third-party sales accounted for 44.5% of total consolidated third-party sales in fiscal 2013 compared to 38.7% in fiscal 2012.

Operating income of the metal components segment increased to $36.2 million in fiscal 2013, compared to $34.1 million in the same period in the prior year. The $2.0 million increase resulted from an increase in external tons shipped as noted above due to the full year inclusion of Metl-Span, which contributed an incremental $8.6 million of operating income during fiscal 2013 compared to fiscal 2012. The increase in operating income was partially offset by costs related to certain growth initiatives and investments in our sales force. Additionally, the prior year comparative period was favorably impacted by the collection of a significantly aged account in the prior year comparative period.

Engineered building systems sales increased 1.9%, or $12.3 million to $655.8 million in fiscal 2013, compared to $643.5 million in the same period in the prior year. This increase resulted from a 5.5% increase in external tons shipped. This increase was partially offset by lower sales prices as a result of competitive pricing pressure and lower steel costs in fiscal 2013 compared to the same period in the prior year. Sales to third parties for fiscal 2013 increased $7.5 million to $633.7 million from $626.2 million in the same period in the prior year. The remaining $4.8 million represents an increase in intersegment sales. Engineered building systems third-party sales accounted for 48.4% of total consolidated third-party sales in fiscal 2013 compared to 54.3% in fiscal 2012.

Operating income of the engineered building systems segment decreased to $23.4 million in fiscal 2013, compared to $37.6 million in the same period in the prior year. This $14.2 million decrease was driven by competitive pricing pressure, lower steel costs and increased labor costs from personnel retained in anticipation of higher demand, which did not materialize during the second half of 2013. The decrease in operating income was partially offset by the increase in external tons discussed above.

Consolidated engineering, selling, general and administrative expenses, consisting of engineering, drafting, selling and administrative costs, increased to $256.9 million in fiscal 2013, compared to $219.3 million in the same period in the prior year. As a percentage of sales, engineering, selling, general and administrative expenses were 19.6% for fiscal 2013 as compared to 19.0% for fiscal 2012. The increase was primarily driven by the full year inclusion of Metl-Span in fiscal 2013 which contributed an additional $15.7 million. In addition, the increase in costs over the prior year was driven by unique expenditures incurred to improve our distribution channels, manufacturing capabilities and customer responsiveness, higher non-cash stock compensation charges, the extra week in fiscal 2013 and variable costs on the increased activity levels.

Acquisition-related costs for fiscal 2012 were $5.0 million. These costs represent various services to enter into a definitive agreement to purchase Metl-Span LLC for $145.7 million in cash. There was no amount recorded for fiscal 2013. See "Liquidity and Capital Resources — Acquisition of Metl-Span LLC."

Consolidated interest expense increased to $21.0 million for fiscal 2013, compared to $16.8 million for the same period of the prior year. Interest expense increased due to a higher term loan balance which increased from $128.5 million to $250.0 million on June 22, 2012 as a result of and in connection with the Acquisition and the Company entering into the Credit Agreement which provided for a term loan credit facility in an aggregate principal amount of $250.0 million.

Consolidated debt extinguishment costs for fiscal 2013 were $21.5 million, compared to $6.4 million in the same period in the prior year. During our third quarter of fiscal 2013, we entered into an amendment to our Credit Agreement and recognized a one-time debt extinguishment charge of approximately $21.5 million related to the write-off of non-cash existing deferred debt issuance costs, non-cash initial debt discount write-off, prepayment penalty and fees to the creditors. During our third quarter of fiscal 2012, we recognized a non-cash debt extinguishment charge related to the deferred financing costs of the amended and restated credit agreement, due April 2014, of $5.1 million. In addition, as a result of the Amended ABL Facility, in our third fiscal quarter of 2012, we recognized a non-cash charge of $1.3 million, related to the deferred financing costs.

Consolidated provision (benefit) for income taxes was an $(8.9) million benefit for fiscal 2013, compared to a $4.1 million provision for the same period in the prior year. The effective tax rate for fiscal 2013 was (40.7)% compared to 45.4% for fiscal 2012. The change to an income tax benefit from an income tax provision for fiscal 2013 compared to the prior year was primarily the result of the non-deductible acquisition costs during fiscal 2012.

Consolidated Convertible Preferred Stock dividends and accretion was $16.4 million for fiscal 2012. There was no amount recorded for fiscal 2013. The $16.4 million related primarily to our paying accrued dividends on our Convertible Preferred Stock, which prior to May 18, 2012 accrued and accumulated on a daily basis at 12% per annum. We do not expect to pay dividends on the Preferred Shares in future periods as a result of the conversion of all of the Preferred Shares into shares of our Common Stock. See "Liquidity and Capital Resources — Convertible Preferred Stock."

Consolidated Convertible Preferred Stock beneficial conversion feature charge was $11.9 million in fiscal 2012. There was no amount recorded for fiscal 2013. The $11.9 million related to dividends that have accrued on our Convertible Preferred Stock and were convertible into shares of Common Stock at a conversion price below the prevailing market price of Common Stock during the accrual period. The decrease was the result of the Amendment Agreement with the CD&R Funds, the holders of our Convertible Preferred Stock, on May 8, 2012 to eliminate our quarterly dividend obligation on the Preferred Shares (the "Amendment Agreement"). See "Liquidity and Capital Resources — Convertible Preferred Stock."

Consolidated Convertible Preferred Stock amendment for fiscal 2012 was $48.8 million and related to the Amendment Agreement. There was no amount recorded for fiscal 2013. As a result of the transactions made in conjunction with the Amendment Agreement, we have determined the Convertible Preferred Stock should be treated as an extinguishment and reissuance and, therefore, as of May 8, 2012, the Convertible Preferred Stock was recorded at fair value in the amount of $620.0 million. Upon the closing of the transactions made in conjunction with the Amendment Agreement, the CD&R Funds held Convertible Preferred Stock with an aggregate liquidation preference and accrued dividends of $345.1 million. On May 14, 2013, the CD&R Funds, the holders of 339,293 Preferred Shares, delivered a formal notice requesting the Conversion of all of their Preferred Shares into shares of our Common Stock. In connection with the Conversion request, we issued the CD&R Funds 54,136,817 shares of our Common Stock, representing 72.4% of the Common Stock of the Company then outstanding. As a result of the Conversion, the CD&R Funds no longer have rights to default dividends as specified in the Certificate of Designations. See "— Convertible Preferred Stock."

Diluted loss per common share improved to a loss of $(0.29) per diluted common share for fiscal 2013, compared to a loss of $(3.81) per diluted common share for the same period in the prior year. The improvement in the diluted loss per common share was primarily due to the $59.2 million decline in net loss applicable to shares of our Common Stock resulting from the factors described above in this section and the Conversion of our Convertible Preferred Stock into shares of our Common Stock in the third quarter of fiscal 2013. The Convertible Preferred Stock prior to its Conversion and the unvested restricted Common Stock related to our 2003 Long-Term Stock Incentive Plan do not have a contractual obligation to share in losses; therefore, no losses were allocated to these shares in both periods presented.

RESULTS OF OPERATIONS FOR FISCAL 2012 COMPARED TO FISCAL 2011

Consolidated sales increased by 20.3%, or $194.4 million for fiscal 2012, compared to fiscal 2011. The increase resulted from higher tonnage volumes in each of our segments for fiscal 2012 compared to fiscal 2011 which was driven by improved demand in the end use sectors we serve compared to the prior year. In addition, this increase resulted from higher relative sales prices in each of our segments, which mainly increased as a result of the pass-through of higher underlying steel costs.

Consolidated cost of sales increased by 18.5%, or $140.0 million for fiscal 2012, compared to fiscal 2011. Gross margins were 22.2% for fiscal 2012 compared to 20.9% for fiscal 2011. The increase in gross margins was the result of higher relative sales prices and increased volumes in each of our segments as noted above.

Consolidated asset impairments (recoveries) improved by 100.8%, or $1.1 million for fiscal 2012, compared to fiscal 2011. We recorded asset impairments of $1.1 million in fiscal 2011, which included $1.0 million related to assets held for sale. We did not experience similar impairments in fiscal 2012.

Metal coil coating sales increased by 4.5%, or $9.1 million to $210.2 million in fiscal 2012, compared to $201.1 million in the same period in the prior year. Sales to third parties for fiscal 2012 increased by 7.6% to $81.1 million from $75.4 million in the same period in the prior year, primarily as a result of an 11.6% increase in tons shipped due to the acquisition of new customers and end users. This increase was partially offset by a shift in product mix from package sales of coated steel products to tolling revenue for coating services. Package sales include both the toll processing services and the sale of the steel coil while toll processing services include only the toll processing service performed on the steel coil already in the customer's ownership. The remaining $3.4 million represents an increase in intersegment sales for fiscal 2012 compared to the same period in the prior year. Metal coil coating third-party sales accounted for 7.0% of total consolidated third-party sales in fiscal 2012 compared to 7.9% in fiscal 2011.

Operating income of the metal coil coating segment increased to $22.3 million in fiscal 2012, compared to $17.9 million in the same period in the prior year. The $4.4 million increase resulted from a $3.3 million increase in gross profit due to external volume as noted above, the improvements in our manufacturing efficiencies, pass-through of higher underlying steel costs and a $1.1 million decrease in selling and administrative expenses related to lower legal expenses.

Metal components sales increased 22.2%, or $97.2 million to $534.9 million in fiscal 2012, compared to $437.7 million in the same period in the prior year. This increase was primarily due to an 18.8% increase in external tons shipped and higher sales prices, which mainly increased as a result of the pass-through of higher underlying steel costs, partially offset by a 7.3% reduction in internal volume. These results were driven by the inclusion of Metl-Span which contributed $64.0 million of external sales since June 22, 2012 when Metl-Span was acquired, and improved demand in the end use sectors we serve in fiscal 2012. Sales to third parties for fiscal 2012 increased $92.9 million to $446.7 million from $353.8 million in the same period in the prior year. The remaining $4.3 million represents an increase in intersegment sales. Metal components third-party sales accounted for 38.7% of total consolidated third-party sales in fiscal 2012 compared to 36.9% in fiscal 2011.

Operating income of the metal components segment increased to $34.1 million in fiscal 2012, compared to $20.6 million in the same period in the prior year. The $13.5 million increase resulted from a $25.2 million increase in gross profit due to a $1.9 million recovery in the current period compared to a $2.4 million charge in the same period of the prior year related to an actuarial determined general liability accrual, an increase in sales prices and external tons shipped as noted above and the inclusion of Metl-Span which contributed $4.7 million of operating income since June 22, 2012 when Metl-Span was acquired. This increase was partially offset by an $11.8 million increase in selling and administrative expenses related to a $6.2 million increase in wages and commissions, a $2.8 million increase in depreciation and amortization primarily as a result of Metl-Span and $1.6 million of Metl-Span intangibles amortized during the period and a $0.9 million increase in healthcare costs as a result of higher claims, partially offset by a $0.9 million decrease in bad debt expense.

Engineered building systems sales increased 17.3%, or $94.9 million to $643.5 million in fiscal 2012, compared to $548.6 million in the same period in prior year. This increase resulted from a 16.1% increase in external tons shipped and higher sales prices which mainly increased as a result of the pass-through of higher underlying steel costs. These results were driven by improved demand in the end use sectors we serve in fiscal 2012. Sales to third parties for fiscal 2012 increased $95.8 million to $626.2 million from $530.4 million in the same period in the prior year. The remaining $0.9 million represents a decrease in intersegment sales. Engineered building systems third-party sales accounted for 54.3% of total consolidated third-party sales in fiscal 2012 compared to 55.3% in fiscal 2011.

Operating income of the engineered building systems segment improved to $37.6 million in fiscal 2012 compared to $13.0 million in the same period in the prior year. This $24.6 million improvement resulted from a $31.2 million increase in gross profit. The increase in gross profit was due to increases in external tons shipped and relative sales prices as noted above and $1.0 million of impairment charges in the same period in the prior year. These improvements were partially offset by a $6.5 million increase in engineering, selling and administrative expenses. The increase in engineering, selling and administrative expenses was due to a $5.8 million increase in wages, commissions and benefit costs which was mainly the result of higher volume and a $0.8 million increase in legal contingencies and costs.

Consolidated engineering, selling, general and administrative expenses, consisting of engineering, drafting, selling and administrative costs, increased to $219.3 million in fiscal 2012, compared to $202.4 million in the same period in the prior year. The $17.0 million increase in engineering, selling and administrative expenses was primarily due to a $17.0 million increase in wages, commissions and benefit costs which was mainly the result of higher volume, a $2.3 million increase in depreciation and amortization primarily as a result of Metl-Span and $1.6 million of Metl-Span intangibles amortized during the period and $0.5 million in one-time executive retirement costs. These increases were partially offset by a $1.9 million recovery in the current period compared to a $2.4 million charge in the same period of the prior year related to an actuarial determined general liability accrual and a $1.6 million decrease in bad debt expense. As a percentage of sales, engineering, selling, general and administrative expenses were 19.0% for fiscal 2012 as compared to 21.1% for fiscal 2011.

Acquisition-related costs for fiscal 2012 were $5.0 million. There was no amount recorded in the same period of the prior year. These costs represent various services to enter into a definitive agreement to purchase Metl-Span LLC for $145.7 million in cash. See "— Liquidity and Capital Resources — Acquisition of Metl-Span LLC."

Consolidated interest expense increased by 7.0% to $16.8 million for fiscal 2012, compared to $15.7 million for the same period of the prior year. Interest expense increased primarily due to an increase in the term loan balance which increased from $128.5 million to $250.0 million on June 22, 2012 as a result of and in connection with the Metl-Span acquisition and the Company entering into a Credit Agreement which provided for a term loan credit facility in an aggregate principal amount of $250.0 million. Additionally, interest rates on the Credit Agreement increased from 6.5% to 8% on June 22, 2012. The increase was partially offset by a decrease in the interest rate on the term loan on October 31, 2011 from 8% to 6.5% and decreases in the underlying debt balances prior to June 22, 2012.

Debt extinguishment costs for fiscal 2012 was $6.4 million. There was no amount recorded in the same period of the prior year. During fiscal 2012, we recognized a non-cash debt extinguishment charge related to the deferred financing costs of the amended and restated credit agreement, due April 2014, of $5.1 million. In addition, as a result of the Amended ABL Facility, in fiscal 2012, we recognized a non-cash charge of $1.3 million, related to the deferred financing costs.

Other income (expense), net decreased to $0.5 million for fiscal 2012, compared to $0.9 million for the same period in the prior year. This decrease was primarily the result of various immaterial income items in the same period in the prior year which did not recur in fiscal 2012.

Consolidated provision (benefit) for income taxes was a provision of $4.1 million for fiscal 2012, compared to a benefit of $6.4 million for the same period in the prior year. The effective tax rate for fiscal 2012 was 45.4% compared to 39.1% for the same period in the prior year. The increase in the effective tax rate for fiscal 2012 compared to the same period in the prior year was primarily due to non-deductible acquisition costs associated with the acquisition of Metl-Span.

Consolidated Convertible Preferred Stock dividends and accretion for fiscal 2012 was $16.4 million compared to $28.1 million in the same period in the prior year and related primarily to our paying accrued dividends on the Preferred Shares which previously accrued and accumulated on a daily basis at 12% per annum. We paid dividends in-kind at the rate of 8% per annum on the Preferred Shares in December 2011 as a result of the December 9, 2011 Mutual Waiver and Consent and paid dividends in-kind at the rate of 12% per annum in March 2012. We paid $11.0 million of dividends at the rate of 8% per annum on the Preferred Shares in cash which were related to the December 15, 2010 and March 15, 2011 dividend payments. We paid dividends in-kind at the rate of 12% per annum on the Preferred Shares in June 2011. We do not expect to pay dividends on the Preferred Shares in future periods as a result of amending the terms of our Convertible Preferred Stock. See "— Liquidity and Capital Resources — Convertible Preferred Stock."

Consolidated Convertible Preferred Stock beneficial conversion feature charge was $11.9 million in fiscal 2012 compared to a $9.4 million in the same period in the prior year and related to dividends that have accrued on our Convertible Preferred Stock and are convertible into shares of Common Stock at a conversion price below the prevailing market price of Common Stock during the accrual period. The increase was the result of (1) our paying the December 2010 and March 2011 dividends in cash (at the rate of 8% per annum), rather than in-kind (at the rate of 12% per annum), (2) our paying the June 2011 dividends in-kind at the rate of 12% per annum, (3) our paying the September 2011 and December 2011 dividend in-kind at the rate of 8% per annum (rather than the stated 12%) as a result of the September 6, 2011 Mutual Waiver and Consent and December 9, 2011 Mutual Waiver and Consent, and (4) our paying the March 2012 dividend in-kind at the rate of 12% per annum.

Consolidated Convertible Preferred Stock amendment for fiscal 2012 was $48.8 million compared to no amount in the same period in the prior year and related to the amendment of our Convertible Preferred Stock. As a result of the transactions in the related Amendment Agreement, we have determined the Convertible Preferred Stock should be treated as an extinguishment and reissuance and, therefore, as of May 8, 2012, was recorded at fair value in the amount of $620.0 million. As consideration for the Dividend Knock-out, the CD&R Funds received a total of 37,834 additional shares of Convertible Preferred Stock, representing (i) approximately $6.5 million of dividends accrued from March 15, 2012 through May 18, 2012 (20 trading days after April 20, 2012, on which date the dividend "knock-out" measurement period commenced) and (ii) approximately $31.4 million in additional liquidation preference of Convertible Preferred Stock, or 10% of the approximate total $313.7 million of accreted value as of May 18, 2012. Upon the closing of the transactions in the Amendment Agreement, funds managed by CD&R held Convertible Preferred Stock with an aggregate liquidation preference and accrued dividends of $345.1 million. At October 28, 2012, the Convertible Preferred Stock and accrued dividends entitle the funds managed by CD&R to receive approximately 54.1 million shares of Common Stock, representing 72.7% of the voting power and common stock of the Company on an as-converted basis. We do not expect to pay dividends on the Preferred Shares in future periods as a result of the Amendment Agreement. See "— Convertible Preferred Stock."

Diluted loss per common share was $(3.81) per diluted common share for fiscal 2012, compared to $(2.58) per diluted common share for the same period in the prior year. The change in the diluted loss per common share was primarily due to the $48.8 million Convertible Preferred Stock amendment charge noted above, partially offset by a $14.9 million improvement in net income (loss) applicable to shares of our Common Stock resulting from the factors described above in this section. At October 28, 2012, the Preferred Shares were convertible into 54.1 million shares of Common Stock. The Convertible Preferred Stock and the unvested restricted Common Stock related to our Incentive Plan do not have a contractual obligation to share in losses; therefore, no losses were allocated to these shares in both periods presented. These participating securities will be allocated earnings when applicable.

LIQUIDITY AND CAPITAL RESOURCES

General

Our cash and cash equivalents increased from $55.2 million to $77.4 million during fiscal 2013. The following table summarizes our consolidated cash flows for fiscal 2013 and fiscal 2012 (dollars in thousands):

	Fiscal Year Ended	
	November 3, 2013	October 28, 2012
Net cash provided by operating activities	64,142	47,722
Net cash used in investing activities	(23,329)	(166,150)
Net cash (used in) provided by financing activities	(18,398)	94,550
Effect of exchange rate changes on cash and cash equivalents	(137)	54
Net increase (decrease) in cash and cash equivalents	22,278	(23,824)
Cash and cash equivalents at beginning of period	55,158	78,982
Cash and cash equivalents at end of period	$ 77,436	$ 55,158

Operating Activities

Our business is both seasonal and cyclical and cash flows from operating activities may fluctuate during the year and from year to year due to economic conditions. We rely on cash and short-term borrowings to meet cyclical and seasonal increases in working capital needs. These needs generally rise during periods of increased economic activity or increasing raw material prices due to higher levels of inventory and accounts receivable. During economic slowdowns, or periods of decreasing raw material costs, working capital needs generally decrease as a result of the reduction of inventories and accounts receivable.

Net cash provided by operating activities was $64.1 million during fiscal 2013 compared to $47.7 million of net cash provided by operating activities in the comparable period of fiscal 2012. This difference was largely driven by changes in working capital, partially offset by a decrease in earnings over the comparable period of the prior year.

A significant driver for our increased cash provided by working capital needs was a $22.5 million increase in our cash generated by accounts payable over the comparable period of the prior year. We decreased the speed with which we paid our suppliers during the current period, as the result of both improved vendor terms and timing of payments, which increased the amount of cash generated by accounts payable as compared to the prior year period. In addition, our days payable outstanding ("DPO") as of November 3, 2013 increased to 34.2 days from 31.3 days at October 28, 2012.

Cash generated from accounts receivable was $13.1 million higher in the current fiscal period than the comparable period of the prior year. This increase was driven by improvement in our average days sales outstanding, particularly in our fourth quarter. Days sales outstanding ("DSO") decreased to 32.6 days as of November 3, 2013 from 33.3 days at October 28, 2012.

Cash used during the period to invest in inventory was $16.1 million for fiscal 2013 which was higher than the $9.1 million invested in the comparable period of the prior year. The increase was driven by an increase in inventory purchases to meet expected demand, changes in our supply chain footprint and by an increase in our days inventory on-hand ("DIO"), as our DIO was 40.3 days as of November 3, 2013 as compared to 36.0 days at October 28, 2012.

Investing Activities

Cash used in investing activities of $23.3 million during fiscal 2013 was lower than the $166.2 million invested in the comparable period of the prior year primarily due to the $141.0 million of cash used for the acquisition of Metl-Span, net of cash acquired, on June 22, 2012. In fiscal 2013, $24.4 million was used for capital expenditures predominantly related to a new insulated panel system line, the new metal coil coating facility, the Jackson, Mississippi oven and computer software. In fiscal 2012, $28.2 million was used for capital expenditures predominantly related to two new insulated panel system facilities, machinery and equipment and computer software.

Financing Activities

Cash (used in) provided by financing activities decreased to $18.4 million of cash used in financing activities from $94.6 million of cash provided by financing activities in the comparable prior year period. The $18.4 million used in financing activities during the fiscal 2013 was primarily attributable to the $11.0 million of payments made to reduce our outstanding term loan and $6.3 million of payments for financing costs related to an amendment to our Credit Agreement. The $94.6 million of cash provided by financing activities during fiscal 2012 was primarily attributable to the proceeds from borrowings under the Credit Agreement in the amount of $237.5 million and $1.5 million decrease in restricted cash as a result of the release of the restricted cash held as collateral on our letters of credit, partially offset by the extinguishment and payments of the existing amended and restated credit agreement, due April 2014 in the amount of $131.3 million, $9.4 million of financing costs and $1.5 million of restricted stock that was repurchased as treasury shares to satisfy minimum tax-withholding obligations arising in connection with the vesting of awards of restricted stock.

We invest our excess cash in various overnight investments which are issued or guaranteed by the federal government.

Convertible Preferred Stock

On October 20, 2009, we closed the $250.0 million equity investment by the CD&R Funds in the Company. As a result of that equity investment, the CD&R Funds acquired 250,000 shares of Convertible Preferred Stock (such purchase and sale, the "CD&R Equity Investment"), which at that time represented 68.4% of the then voting power and Common Stock of the Company on an as-converted basis.

At October 28, 2012, we had 339,293 Preferred Shares outstanding, respectively. In addition, at October 28, 2012, we had accrued but unpaid cash and in-kind dividends on the Preferred Shares with a value of $5.8 million. As of October 28, 2012, the aggregate liquidation preference plus aggregate accrued dividends of the Convertible Preferred Stock was $345.1 million, and the Preferred Shares, including shares issued as in-kind dividends on the CD&R Equity Investment, were convertible into 54.1 million shares of Common Stock at an initial conversion price of $6.3740.

Under the terms of the Certificate of Designations relating to the Preferred Shares, we were contractually obligated to pay quarterly dividends to the holders of the Preferred Shares, subject to certain dividend "knock-out" provisions. The dividend "knock-out" provision provided that if, at any time after the 30-month anniversary of the Closing Date of October 20, 2009 (i.e., March 20, 2012), the trading price of the Common Stock exceeds $12.75, which is 200% of the initial conversion price of the Convertible Preferred Stock ($6.374), for each of 20 consecutive trading days, the dividend rate (excluding any applicable adjustments as a result of a default) will become 0.00%.

On May 8, 2012, we entered into an Amendment Agreement with the CD&R Funds, the holders of our Preferred Shares, to eliminate our quarterly dividend obligation on the Preferred Shares. The Amendment Agreement provided for the Certificate of Designations to be amended to terminate the dividend obligation from and after March 15, 2012, or Dividend Knock-out. However, this did not preclude the payment of contingent default dividends, if applicable. On July 5, 2012, the Company filed an Amended and Restated Certificate of Designations with the Secretary of State for the state of Delaware effecting the elimination of the quarterly dividend obligation on the Preferred Shares.

As consideration for the Dividend Knock-out, the CD&R Funds received a total of 37,834 additional shares of Convertible Preferred Stock, representing (i) approximately $6.5 million of dividends accrued from March 15, 2012 through May 18, 2012 (20 trading days after April 20, 2012, on which date the dividend "knock-out" measurement period commenced) and (ii) approximately $31.4 million in additional liquidation preference of Convertible Preferred Stock, or 10% of the approximate total $313.7 million of accreted value as of May 18, 2012. Upon the closing of the transactions in the Amendment Agreement, the CD&R Funds held Convertible Preferred Stock with an aggregate liquidation preference and accrued dividends of approximately $345 million.

The Amendment Agreement with the CD&R Funds was approved by the Company's independent directors, as "independence" is defined by the rules and regulations of the SEC and the listing standards of the NYSE, as well as by all of the Company's directors who are independent of and not affiliated with the CD&R Funds.

On May 14, 2013, the CD&R Funds, the holders of 339,293 Preferred Shares, delivered a formal notice requesting the Conversion of all of their Preferred Shares into shares of our Common Stock. In connection with the Conversion request, we issued the CD&R Funds 54,136,817 shares of our Common Stock, representing 72.4% of the Common Stock of the Company then outstanding. Under the terms of the Preferred Shares, no consideration was required to be paid by the CD&R Funds to the Company in connection with the Conversion of the Preferred Shares. As a result of the Conversion, the CD&R Funds no longer have rights to dividends or default dividends as specified in the Certificate of Designations. The Conversion eliminated all the outstanding Convertible Preferred Stock and increased stockholders' equity by nearly $620.0 million, returning our stockholders' equity to a positive balance during fiscal 2013.

The Company filed, pursuant to the Registration Rights Agreement dated as of October 20, 2009 among the Company and the CD&R Funds, a registration statement on Form S-3 for the offer and sale of common stock from time to time by the CD&R Funds of their common stock. The registration statement became effective on March 28, 2013.

See Note 13 — Series B Cumulative Convertible Participating Preferred Stock to the consolidated financial statements for more information on the material terms of our Amendment Agreement.

Debt

On June 24, 2013, the Company entered into Amendment No. 1 (the "Amendment") to its existing Credit Agreement (the "Credit Agreement"), dated as of June 22, 2012, between NCI, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other financial institutions party thereto from time to time (the "Term Loan Facility"), primarily to extend the maturity date and reduce the interest rate applicable to all of the outstanding term loans under the Term Loan Facility. At November 3, 2013 and October 28, 2012, amounts outstanding under the Credit Agreement were $237.8 million and $248.8 million, respectively. As a result of the Amendment, in fiscal 2013, we recognized a one-time debt extinguishment charge of approximately $21.5 million, related to the write-off of non-cash existing deferred debt issuance costs, non-cash initial debt discount write-off, prepayment penalty and fees to the creditors.

Pursuant to the Amendment, the maturity date of the $238 million of outstanding term loans (the "Initial Term Loans") was extended and such loans were converted into a new tranche of term loans (the "Tranche B Term Loans") that will mature on June 24, 2019 and, prior to such date, will amortize in nominal quarterly installments equal to one percent of the aggregate initial principal amount thereof per annum. At November 3, 2013 and October 28, 2012, the interest rate on the term loan under our Credit Agreement was 4.25% and 8.0%, respectively.

In addition to our Credit Agreement, we have entered into an Amended ABL Facility which allows aggregate maximum borrowings of up to $150.0 million. Borrowing availability on the Amended ABL Facility is determined by a monthly borrowing base collateral calculation that is based on specified percentages of the value of qualified cash, eligible inventory and eligible accounts receivable, less certain reserves and subject to certain other adjustments. The Amended ABL Facility has a maturity of May 2, 2017 and includes borrowing capacity of up to $30 million for letters of credit and up to $10 million for swingline borrowings.

Credit Agreement. On June 24, 2013, the Company entered into the Amendment to the Credit Agreement, dated as of June 22, 2012, between the Company, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other financial institutions party thereto from time to time (the "Term Loan Facility"), primarily to extend the maturity date and reduce the interest rate applicable to all of the outstanding term loans under the Term Loan Facility. At November 3, 2013 and October 28, 2012, amounts outstanding under the Credit Agreement were $237.8 million and $248.8 million, respectively. As a result of the Amendment, in fiscal 2013, we recognized a debt extinguishment charge of approximately $21.5 million, related to the write-off of non-cash existing deferred debt issuance costs, non-cash initial debt discount write-off, prepayment penalty and fees to the creditors.

Pursuant to the Amendment, the maturity date of the $238 million of outstanding Initial Term Loans was extended and such loans were converted into the Tranche B Term Loans that will mature on June 24, 2019 and, prior to such date, will amortize in nominal quarterly installments equal to one percent of the aggregate initial principal amount thereof per annum. Pursuant to the Amendment, the Tranche B Term Loans will bear interest at a floating rate measured by reference to, at the Company's option, either (i) an adjusted LIBOR not less than 1.00% plus a borrowing margin of 3.25% per annum or (ii) an alternate base rate plus a borrowing margin of 2.25% per annum. At November 3, 2013 and October 28, 2012, the interest rate on the term loan under our Credit Agreement was 4.25% and 8.0%, respectively. Overdue amounts will bear interest at a rate that is 2% higher than the rate otherwise applicable.

The Tranche B Term Loans are secured by the same collateral and guaranteed by the same guarantors as the Initial Term Loans under the Term Loan Facility. Voluntary prepayments of the Tranche B Term Loans are permitted at any time, in minimum principal amounts, without premium or penalty, subject to a 1.00% premium payable in connection with certain repricing transactions within the first six months.

Pursuant to the Amendment, the Company will no longer be subject to a financial covenant requiring us to maintain a specified consolidated secured debt to EBITDA leverage ratio for specified periods. The Amendment also includes certain other changes to the Term Loan Facility.

Subject to certain exceptions, the term loan under the Amendment will be subject to mandatory prepayment in an amount equal to:

- the net cash proceeds of (1) certain asset sales, (2) certain debt offerings, and (3) certain insurance recovery and condemnation events; and
- 50% of annual excess cash flow (as defined in the Amendment), subject to reduction to 0% if specified leverage ratio targets are met.

On June 22, 2012, in connection with the Acquisition, the Company entered into a Credit Agreement among the Company, as Borrower, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (the "Term Agent"), and the lenders party thereto. The Credit Agreement provided for a term loan credit facility in an aggregate principal amount of $250.0 million. Proceeds from borrowings under the Credit Agreement were used, together with cash on hand, (i) to finance the Acquisition, (ii) to extinguish the existing amended and restated credit agreement, due April 2014 (the "Refinancing"), and (iii) to pay fees and expenses incurred in connection with the Acquisition and the Refinancing. The Credit Agreement was issued at 95% of face value, which resulted in a note discount of $12.5 million. Prior to the Amendment, the note discount was amortized over the life of the loan through May 2, 2018 using the effective interest method.

The Company's obligations under the Credit Agreement and designated cash management arrangements and hedging agreements, if any, will be irrevocably and unconditionally guaranteed on a joint and several basis by each direct and indirect wholly owned domestic subsidiary of the Company (other than any domestic subsidiary that is a foreign subsidiary holding company or a subsidiary of a foreign subsidiary and certain other excluded subsidiaries).

The obligations under the Credit Agreement and the designated cash management arrangements and hedging agreements, if any, and the guarantees thereof are secured pursuant to a guarantee and collateral agreement, dated as of June 22, 2012 (the "Guarantee and Collateral Agreement"), made by the Company and other Grantors (as defined therein), in favor of the Term Agent, by (i) all of the capital stock of all direct domestic subsidiaries owned by the Company and the guarantors, (ii) up to 65% of the capital stock of certain direct foreign subsidiaries owned by the Company or any guarantor (it being understood that a foreign subsidiary holding company or a domestic subsidiary of a foreign subsidiary will be deemed a foreign subsidiary), and (iii) substantially all other tangible and intangible assets owned by the Company and each guarantor, in each case to the extent permitted by applicable law and subject to certain exceptions.

The Credit Agreement contains a number of covenants that, among other things, will limit or restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, make dividends and other restricted payments, create liens securing indebtedness, engage in mergers and other fundamental transactions, enter into restrictive agreements, amend certain documents in respect of other indebtedness, change the nature of their business and engage in certain transactions with affiliates.

The Credit Agreement contains customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, cross default and cross acceleration to certain other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of security interest, material judgments, and change of control.

The Credit Agreement also provides that the Company has the right at any time to request incremental commitments under one or more incremental term loan facilities or incremental revolving loan facilities, subject to compliance with a pro forma consolidated secured net debt to EBITDA leverage ratio. The lenders under the Credit Agreement will not be under any obligation to provide any such incremental commitments, and any such addition of or increase in commitments will be subject to pro forma compliance with customary conditions.

In connection with the execution of the Credit Agreement the Company, certain of the Company's subsidiaries, Wells Fargo Capital Finance, LLC, as administrative agent (the "ABL Agent") under the Company's Amended ABL facility (as defined below), and the Term Agent entered into an amendment (the "Intercreditor Agreement Amendment") to the Company's existing Intercreditor Agreement, dated as of October 20, 2009, providing for, among other things, the obligations under the Credit Agreement to become subject to the provisions of the Intercreditor Agreement.

During fiscal 2012, we recognized a non-cash debt extinguishment charge of $5.1 million, related to the deferred financing costs of the amended and restated credit agreement, due April 2014.

Amended ABL Facility. On May 2, 2012, we entered into the Amended Asset-Based Lending Facility (the "Amended ABL Facility") to (i) permit the acquisition, the entry by the Company into the Credit Agreement and the incurrence of debt thereunder and the repayment of existing indebtedness under NCI's existing Term Loan, (ii) increase the amount available for borrowing thereunder to $150 million (subject to a borrowing base), (iii) increase the amount available for letters of credit thereunder to $30 million, and (iv) extend the final maturity thereunder to May 2, 2017.

As a result of the amendment to the ABL Facility, in fiscal 2012, we recognized a non-cash charge of approximately $1.3 million, related to deferred financing costs.

The Amended ABL Facility provides for an asset-based revolving credit facility which allows aggregate maximum borrowings by NCI Group, Inc. and Robertson-Ceco II Corporation of up to $150.0 million. Borrowing availability under the Amended ABL Facility is determined by a monthly borrowing base collateral calculation that is based on specified percentages of the value of qualified cash, eligible inventory and eligible accounts receivable, less certain reserves and subject to certain other adjustments. At November 3, 2013 and October 28, 2012, our excess availability under the Amended ABL Facility was $123.2 million and $111.1 million, respectively. At both November 3, 2013 and October 28, 2012, we had no revolving loans outstanding under the Amended ABL Facility. In addition, at November 3, 2013 and October 28, 2012, standby letters of credit related to certain insurance policies totaling approximately $10.2 million and $8.5 million, respectively, were outstanding but undrawn under the Amended ABL Facility.

An unused commitment fee is paid monthly on the Amended ABL Facility at an annual rate of 0.50% based on the amount by which the maximum credit exceeds the average daily principal balance of outstanding loans and letter of credit obligations. Additional customary fees in connection with the Amended ABL Facility also apply.

The obligations of the borrowers under the Amended ABL Facility are guaranteed by the Company and each direct and indirect domestic subsidiary of the Company (other than any domestic subsidiary that is a foreign subsidiary holding company or a subsidiary of a foreign subsidiary that is insignificant) that is not a borrower under the Amended ABL Facility. The obligations of the Company under certain specified bank products agreements are guaranteed by each borrower and each other direct and indirect domestic subsidiary of the Company and the other guarantors. These guarantees are made pursuant to a guarantee agreement, dated as of October 20, 2009, entered into by the Company and each other guarantor with Wells Fargo Foothill, LLC (formerly known as Wells Fargo Foothill, LLC), as administrative agent. In connection with the Acquisition, Metl-Span became a borrower under the Amended ABL Facility, and the Company, certain subsidiaries of the Company, and the ABL Agent entered into an amendment (the "ABL Guaranty Amendment") to the Company's existing Guaranty Agreement, dated as of October 20, 2009, providing for, among other things, the guarantee of the obligations of Metl-Span under the Amended ABL Facility.

The obligations under the Amended ABL Facility, and the guarantees thereof, are secured by a first priority lien on our accounts receivable, inventory, certain deposit accounts, associated intangibles and certain other specified assets of the Company and a second priority lien on the assets securing the term loans under the Credit Agreement on a first-lien basis, in each case subject to certain exceptions.

The Amended ABL Facility contains a number of covenants that, among other things, limit or restrict our ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, engage in sale and leaseback transactions, prepay other indebtedness, modify organizational documents and certain other agreements, create restrictions affecting subsidiaries, make dividends and other restricted payments, create liens, make investments, make acquisitions, engage in mergers, change the nature of our business and engage in certain transactions with affiliates.

Under the Amended ABL Facility, a "Dominion Event" occurs if either an event of default is continuing or excess availability falls below certain levels, during which period, and for certain periods thereafter, the administrative agent may apply all amounts in the Company's, the borrowers' and the other guarantors' concentration accounts to the repayment of the loans outstanding under the Amended ABL Facility, subject to the Intercreditor Agreement and certain specified exceptions. In addition, during such Dominion Event, we are required to make mandatory payments on our Amended ABL Facility upon the occurrence of certain events, including the sale of assets and the issuance of debt, in each case subject to certain limitations and conditions set forth in the Amended ABL Facility.

The Amended ABL Facility includes a minimum fixed charge coverage ratio of one to one, which will apply if we fail to maintain a specified minimum borrowing capacity. The minimum level of borrowing capacity as of November 3, 2013 and October 28, 2012 was $18.5 million and $16.7 million, respectively. Although our Amended ABL Facility did not require any financial covenant compliance, at November 3, 2013 and October 28, 2012, our fixed charge coverage ratio as of those dates, which is calculated on a trailing twelve month basis, was 2.29:1.00 and 4.09:1.00, respectively.

Loans under the Amended ABL Facility bear interest, at our option, as follows:

(1) Base Rate loans at the Base Rate plus a margin. "Base Rate" is defined as the higher of the Wells Fargo Bank, N.A. prime rate and the overnight Federal Funds rate plus 0.5% and "LIBOR" is defined as the applicable London Interbank Offered Rate adjusted for reserves. The margin ranges from 1.50% to 2.00% depending on the quarterly average excess availability under such facility, and

(2) LIBOR loans at LIBOR plus a margin. The margin ranges from 2.50% to 3.00% depending on the quarterly average excess availability under such facility.

At both November 3, 2013 and October 28, 2012, the interest rate on our Amended ABL Facility was 4.75%. During an event of default, loans under the Amended ABL Facility will bear at a rate that is 2% higher than the rate otherwise applicable.

Cash Flow

We periodically evaluate our liquidity requirements, capital needs and availability of resources in view of inventory levels, expansion plans, debt service requirements and other operating cash needs. To meet our short- and long-term liquidity requirements, including payment of operating expenses and repaying debt, we rely primarily on cash from operations. Beyond cash generated from operations, most of our Amended ABL Facility is undrawn with $123.2 million available at November 3, 2013 and $77.4 million of unrestricted cash at November 3, 2013. However, we have in the past sought to raise additional capital.

We expect that, for the next 12 months, cash generated from operations and our Amended ABL Facility will be sufficient to provide us the ability to fund our operations, provide the increased working capital necessary to support our strategy and fund planned capital expenditures of between approximately $24 million and $28 million for fiscal 2014 and expansion when needed.

In the past, we have used available funds to repurchase shares of our Common Stock under our stock repurchase program. Although we did not purchase any Common Stock during fiscal 2013 under the stock repurchase program, we did withhold shares of restricted stock to satisfy the minimum tax withholding obligations arising in connection with the vesting of awards of restricted stock related to our 2003 Long-Term Stock Incentive Plan.

Our corporate strategy seeks potential acquisitions which provide additional synergies in our metal coil coating, metal components and engineered building systems segments. From time to time, we may enter into letters of intent or agreements to acquire assets or companies in these business lines. The consummation of these transactions could require cash payments and/or issuance of additional debt. See "— Acquisition of Metl-Span LLC" below.

The Company may repurchase or otherwise retire the Company's debt and take other steps to reduce the Company's debt or otherwise improve the Company's financial position. These actions may include open market debt repurchases, negotiated repurchases, other retirements of outstanding debt and opportunistic refinancing of debt. The amount of debt that may be repurchased or otherwise retired, if any, will depend on market conditions, trading levels of the Company's debt, the Company's cash position, compliance with debt covenants and other considerations. Affiliates of the Company may also purchase the Company's debt from time to time, through open market purchases or other transactions. In such cases, the Company's debt may not be retired, in which case the Company would continue to pay interest in accordance with the terms of the debt, and the Company would continue to reflect the debt as outstanding in its consolidated balance sheets.

Acquisition of Metl-Span LLC

On June 22, 2012, we completed the acquisition of Metl-Span LLC, a Texas limited liability company, pursuant to the terms of the Equity Purchase Agreement, dated as of May 2, 2012, as amended (the "Equity Purchase Agreement"), among VSMA, Inc., Metl-Span, NCI and BlueScope Steel North America Corporation. Pursuant to the terms of the Equity Purchase Agreement, NCI acquired all of the outstanding membership interests of Metl-Span for approximately $145.7 million in cash. The purchase price is also subject to a post-closing adjustment based on Metl-Span's cash, working capital, indebtedness, transaction expenses and accrued employee bonuses at closing. The fair value of certain assets acquired and liabilities assumed were finalized during the third quarter of fiscal 2013, including the finalization of certain contingent assets and liabilities which resulted in a $1.5 million decrease to goodwill during the third quarter of fiscal 2013. Upon the closing of the Acquisition, Metl-Span became a direct, wholly-owned subsidiary of NCI Group, Inc. Effective October 29, 2012, Metl-Span merged with and into NCI Group, Inc., with NCI Group, Inc. being the lone survivor. Metl-Span's operations are now conducted through NCI Group, Inc.

Accordingly, the results of Metl-Span's operations from June 22, 2012 are included in our consolidated financial statements. Metl-Span assets acquired through the Acquisition include five manufacturing facilities in the United States serving the nonresidential building products market with cost-effective and energy efficient insulated metal wall and roof panels.

See Note 4 — Acquisition to the consolidated financial statements for more information on the Acquisition.

NON-GAAP MEASURES

Set forth below are certain non-GAAP measures which include "adjusted" operating income (loss), adjusted EBITDA, "adjusted" net income (loss) per diluted common share and "adjusted" net income (loss) applicable to common shares. We define adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit) and depreciation and amortization, adjusted for items broadly consisting of selected items which management does not consider representative of our ongoing operations and certain non-cash items of the Company. Such measurements are not prepared in accordance with U.S. GAAP and should not be construed as an alternative to reported results determined in accordance with U.S. GAAP. Management believes the use of such non-GAAP measures on a consolidated and operating segment basis assists investors in understanding the ongoing operating performance by presenting the financial results between periods on a more comparable basis. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating these measures, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in these non-GAAP measures. In addition, certain financial covenants related to our Credit Agreement and Amended ABL Facility are based on similar non-GAAP measures. The non-GAAP information provided is unique to the Company and may not be consistent with the methodologies used by other companies.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods indicated (in thousands):

	For the Three Months Ended November 3, 2013				
	Metal Coil Coating	Metal Components	Engineered Building Systems	Corporate	Consolidated
Operating income (loss), GAAP basis	$ 8,209	$16,904	$9,045	$(17,700)	$16,458
Gain on insurance recovery	(1,023)	—	—	—	(1,023)
Unreimbursed business interruption costs	500	—	—	—	500
"Adjusted" operating income (loss)	$ 7,686	$16,904	$9,045	$(17,700)	$15,935

	For the Three Months Ended October 28, 2012				
	Metal Coil Coating	Metal Components	Engineered Building Systems	Corporate	Consolidated
Operating income (loss), GAAP basis	$7,018	$10,216	$14,182	$(15,990)	$15,426
Acquisition-related costs	—	—	—	153	153
"Adjusted" operating income (loss)	$7,018	$10,216	$14,182	$(15,837)	$15,579

	For the Fiscal Year Ended November 3, 2013				
	Metal Coil Coating	Metal Components	Engineered Building Systems	Corporate	Consolidated
Operating income (loss), GAAP basis	$24,027	$36,167	$23,405	$(64,411)	$19,188
Gain on insurance recovery	(1,023)	—	—	—	(1,023)
Unreimbursed business interruption costs	500	—	—	—	500
"Adjusted" operating income (loss)	$23,504	$36,167	$23,405	$(64,411)	$18,665

	For the Year Ended October 28, 2012				
	Metal Coil Coating	Metal Components	Engineered Building Systems	Corporate	Consolidated
Operating income (loss), GAAP basis	$22,322	$34,147	$37,596	$(62,376)	$31,689
Acquisition-related costs	—	—	—	4,989	4,989
Actuarial determined general liability self-insurance charges (recovery)	—	(1,929)	—	—	(1,929)
Executive retirement	—	—	—	508	508
"Adjusted" operating income (loss)	$22,322	$32,218	$37,596	$(56,879)	$35,257

The following table reconciles adjusted EBITDA to Net income (loss) for the periods indicated (in thousands):

	1st Quarter January 27, 2013	2nd Quarter April 28, 2013	3rd Quarter July 28, 2013	4th Quarter November 3, 2013	Trailing 12 Months November 3, 2013
Net income (loss)	$ (3,627)	$ (5,342)	$(12,192)	$ 8,276	$(12,885)
Add:					
Depreciation and amortization	9,122	8,809	9,066	9,012	36,009
Consolidated interest expense, net	6,244	6,149	5,130	3,334	20,857
Provision (benefit) for income taxes	(1,825)	(2,506)	(9,933)	5,410	(8,854)
Debt extinguishment costs, net	—	—	21,491	—	21,491
Gain on insurance recovery	—	—	—	(1,023)	(1,023)
Unreimbursed business interruption costs	—	—	—	500	500
Non-cash charges:					
Stock-based compensation	3,442	3,445	3,448	4,565	14,900
Embedded derivative	(5)	(4)	(50)	—	(59)
Adjusted EBITDA	$13,351	$10,551	$ 16,960	$30,074	$ 70,936

	1st Quarter January 29, 2012	2nd Quarter April 29, 2012	3rd Quarter July 29, 2012	4th Quarter October 28, 2012	Trailing 12 Months October 28, 2012
Net income (loss)	$ 589	$ 1,321	$ (3,267)	$ 6,270	$ 4,913
Add:					
Depreciation and amortization	6,158	5,841	7,248	10,355	29,602
Consolidated interest expense, net	3,296	3,034	4,159	6,226	16,715
Provision (benefit) from income taxes	426	942	(663)	3,379	4,084
Acquisition-related costs	396	1,494	2,946	153	4,989
Debt extinguishment costs, net	—	—	6,437	—	6,437
Executive retirement	—	508	—	—	508
Non-cash charges:					
Stock-based compensation	1,972	2,119	2,090	3,117	9,298
Asset impairments (recoveries)	—	—	(22)	13	(9)
Embedded derivative	(5)	(6)	(5)	(6)	(22)
Adjusted EBITDA	$12,832	$15,253	$18,923	$29,507	$76,515

The following tables reconcile adjusted diluted income (loss) per common share to income (loss) per diluted common share and adjusted income (loss) applicable to common shares to income (loss) applicable to common shares for the periods indicated (in thousands):

	Fiscal Three Months Ended		Fiscal Year Ended	
	November 3, 2013	October 28, 2012	November 3, 2013	October 28, 2012
Net income (loss) per diluted common share, GAAP basis	$ 0.11	$0.08	$(0.29)	$(3.81)
Convertible preferred stock beneficial conversion feature and amendment	—	—	—	3.20
Debt extinguishment costs, net of taxes	—	—	0.30	0.21
Gain on insurance recovery, net of unreimbursed business interruption costs and taxes	(0.01)	—	(0.01)	—
Acquisition-related costs, net of taxes	—	0.00	—	0.19
Actuarial determined general liability self-insurance charges (recovery), net of taxes	—	—	—	(0.06)
Executive retirement, net of taxes	—	—	—	0.02
Adjusted net income (loss) per diluted common share	$ 0.10	$0.08	$ 0.00	$(0.25)

	Fiscal Three Months Ended		Fiscal Year Ended	
	November 3, 2013	October 28, 2012	November 3, 2013	October 28, 2012
Net income (loss) applicable to common shares, GAAP basis	$8,276	$6,270	$(12,885)	$(72,120)
Convertible preferred stock beneficial conversion feature and amendment	—	—	—	60,681
Debt extinguishment costs, net of taxes	—	—	13,238	3,965
Gain on insurance recovery, net of unreimbursed business interruption costs and taxes	(322)	—	(322)	—
Acquisition-related costs, net of taxes	—	94	—	3,690
Actuarial determined general liability self-insurance charges (recovery), net of taxes	—	—	—	(1,188)
Executive retirement, net of taxes	—	—	—	313
Adjusted net income (loss) applicable to common shares	$7,954	$6,364	$ 31	$ (4,659)

OFF-BALANCE SHEET ARRANGEMENTS

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 3, 2013, we were not involved in any unconsolidated SPE transactions.

CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of November 3, 2013 (in thousands):

	Payments due by period				
Contractual Obligation	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Total debt	$237,775	$ 2,384	$ 4,768	$ 4,768	$225,855
Interest payments on debt[1]	61,281	11,148	21,988	21,578	6,567
Operating leases	27,712	7,020	10,505	5,266	4,921
Other purchase obligations[2]	3,939	3,939	—	—	—
Projected pension obligations[3]	6,429	1,816	2,574	1,838	201
Other long-term obligations[4]	351	276	50	25	—
Total contractual obligations	$337,487	$26,583	$39,885	$33,475	$237,544

(1) Interest payments were calculated based on rates in effect at November 3, 2013 for variable rate obligations.

(2) Includes various agreements for steel delivery obligations and gas contracts. In general, purchase orders issued in the normal course of business can be terminated in whole or part for any reason without liability until the product is received.

(3) Amounts represent our estimate of the minimum funding requirements as determined by government regulations. Amounts are subject to change based on numerous assumptions, including the performance of the assets in the plan and bond rates.

(4) Includes contractual payments and projected supplemental retirement benefits to or on behalf of former executives.

CONTINGENT LIABILITIES AND COMMITMENTS

Our insurance carriers require us to secure standby letters of credit as a collateral requirement for our projected exposure to future period claims growth and loss development which includes incurred but not reported, or IBNR, claims. For all insurance carriers, the total standby letters of credit are approximately $10.2 million and $9.9 million at November 3, 2013 and October 28, 2012, respectively.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our consolidated financial statements. The following discussion of critical accounting policies addresses those policies that are both important to the portrayal of our financial condition and results of operations and require significant judgment and estimates. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition. We recognize revenues when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Generally, these criteria are met at the time product is shipped or services are complete. Provisions are made upon the sale for estimated product returns. Costs associated with shipping and handling our products are included in cost of sales.

Insurance accruals. We have a self-funded Administrative Services Only ("ASO") arrangement for our employee group health insurance. We purchase individual stop-loss protection to cap our medical claims liability at $300,000 per claim. Each reporting period, we record the costs of our health insurance plan, including paid claims, an estimate of the change in incurred but not reported ("IBNR") claims, taxes and administrative fees, when applicable, (collectively the "Plan Costs") as general and administrative expenses and cost of sales in our Consolidated Statements of Operations. The estimated IBNR claims are based upon (i) a recent average level of paid claims under the plan, (ii) an estimated claims lag factor and (iii) an estimated claims growth factor to provide for those claims that have been incurred but not yet paid. We have deductible programs for our Workers Compensation/Employer Liability and Auto Liability insurance policies, and a self-insured retention ("SIR") arrangement for our General Liability insurance policy. The Workers Compensation/Employer Liability deductible is $1,000,000 per occurrence. The Property and Auto Liability deductibles are $50,000 and $250,000, respectively, per occurrence. The General Liability has a self-insured retention of $1,000,000 per occurrence. For workers' compensation costs, we monitor the number of accidents and the severity of such accidents to develop appropriate estimates for expected costs to provide both medical care and indemnity benefits, when applicable, for the period of time that an employee is incapacitated and unable to work. These accruals are developed using third-party insurance adjuster reserve estimates of the expected cost for medical treatment, and length of time an employee will be unable to work based on industry statistics for the cost of similar disabilities and statutory impairment ratings. For general liability and automobile claims, accruals are developed based on third-party insurance adjuster reserve estimates of the expected cost to resolve each claim, including damages and defense costs, based on legal and industry trends, and the nature and severity of the claim. Accruals also include estimates for IBNR claims, and taxes and administrative fees, when applicable. This statistical information is trended by a third-party actuary to provide estimates of future expected costs based on loss development factors derived from our period-to-period growth of our claims costs to full maturity (ultimate), versus original estimates.

We believe that the assumptions and information used to develop these accruals provide the best basis for these estimates each quarter because, as a general matter, the accruals have historically proven to be reasonable and accurate. However, significant changes in expected medical and health care costs, negative changes in the severity of previously reported claims or changes in laws that govern the administration of these plans could have an impact on the determination of the amount of these accruals in future periods. Our methodology for determining the amount of health insurance accrual considers claims growth and claims lag, which is the length of time between the incurred date and processing date. For the health insurance accrual, a change of 10% in the lag assumption would result in a financial impact of $0.4 million.

Share-Based Compensation. Under ASC Topic 718, *Compensation — Stock Compensation*, the fair value and compensation expense of each option award is estimated as of the date of grant using a Black-Scholes-Merton option pricing formula. The fair value and compensation expense of the performance share units ("PSUs") grant was estimated based on the Company's stock price as of the date of grant using a

Monte Carlo simulation. Expected volatility is based on historical volatility of our stock over a preceding period commensurate with the expected term of the option. The expected volatility considers factors such as the volatility of our share price, implied volatility of our share price, length of time our shares have been publicly traded, appropriate and regular intervals for price observations and our corporate and capital structure. The forfeiture rate in our calculation of share-based compensation expense is based on historical experience and is estimated at 10% for our non-officers and 0% for our officers. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since we historically have not paid dividends on our common shares and have no current plans to do so in the future. We applied a discount on the PSUs due to the required eighteen month holding period subsequent to vesting. We granted an immaterial amount of options during the fiscal year ended November 3, 2013 and 0.1 million and 0.1 million options during the fiscal years ended October 28, 2012 and October 30, 2011, respectively. We granted 1.0 million PSUs during the fiscal year ended October 28, 2012. We granted 0.4 million, 0.7 million and 0.5 million restricted shares during the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011, respectively.

The compensation cost related to these share-based awards is recognized over the requisite service period. The requisite service period is generally the period during which an employee is required to provide service in exchange for the award.

Our option awards and restricted stock awards are subject to graded vesting over a service period, which is typically four years. We recognize compensation cost for these awards on a straight-line basis over the requisite service period for the entire award. In addition, certain of our awards provide for accelerated vesting upon qualified retirement. We recognize compensation cost for such awards over the period from grant date to the date the employee first becomes eligible for retirement.

Income taxes. The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Our provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state, Canadian federal and provincial as well as Mexican federal jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

At November 3, 2013 and October 28, 2012, we had a full valuation allowance in the amount of $4.0 million and $4.7 million, respectively, on the deferred tax assets of Robertson Building Systems Ltd., our Canadian subsidiary.

As of November 3, 2013, the $13.1 million net operating loss and tax credit carryforward consisted of $6.1 million for U.S. federal net operating loss carryforward, $3.9 million for foreign loss carryforward, $0.2 million for U.S. federal tax credits and $2.9 million for U.S. state loss carryforwards. The federal net operating loss carryfoward will expire in 20 years, if unused, and the state net operating loss carryforwards which will expire in 1 to 20 years, if unused.

As of October 28, 2012, the $7.0 million net operating loss carryforward consisted of $4.4 million for foreign loss carryforward, $0.5 million for U.S. federal tax credit carryforward and $2.1 million of U.S. state loss carryforward. As of October 28, 2012, we have deferred tax assets of $2.1 million related to state net operating loss carryforwards which will expire in 2 to 20 years, if unused.

Accounting for acquisitions, intangible assets and goodwill. Accounting for the acquisition of a business requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets. We use all available information to make these fair value determinations and, for major business acquisitions such as Metl-Span and RCC, typically engage an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets.

In connection with the acquisition of Metl-Span in June 2012, we recorded goodwill of $70.0 million and intangible assets for trade names, backlog, customer relationships and supplier relationships in the amount of

$9.6 million, $1.4 million, $21.6 million and $0.2 million, respectively. All Metl-Span intangible assets are amortized on a straight-line basis over their expected useful lives. Metl-Span's trade names are being amortized over 15 years based on our expectation of our use of the trade names. Metl-Span's backlog was amortized over three months because items in Metl-Span's backlog were expected to be delivered within three months. Metl-Span's customer lists and relationships are being amortized over 12 years based on a review of the historical length of Metl-Span's customer retention experience. Metl-Span's supplier relationship agreement is being amortized over its agreement terms of three years.

In connection with the acquisition of Garco in January 2007, we recorded intangible assets for trade names, backlog, customer relationships and non-competition agreements in the amount of $0.8 million, $0.7 million, $2.5 million and $1.8 million, respectively. All Garco intangible assets are amortized on a straight-line basis over their expected useful lives. Garco's trade names are being amortized over 15 years based on our expectation of our use of the trade names. Garco's backlog was amortized over one year because items in Garco's backlog were expected to be delivered within one year. Garco's customer lists and relationships are being amortized over fifteen years based on a review of the historical length of Garco's customer retention experience. Garco's non-competition agreements are being amortized over their agreement terms of five years.

In connection with the acquisition of RCC in April 2006, we recorded intangible assets for trade names, backlog and customer relationships in the amount of $24.7 million, $2.3 million and $6.3 million, respectively. Trade names were determined to have indefinite useful lives and so are not amortized. Trade names were determined to have indefinite lives due to the length of time the trade names have been in place, with some having been in place for decades. Our current intentions are to maintain the trade names indefinitely. This judgmental assessment of an indefinite useful life must be continuously evaluated in the future. If, due to changes in facts and circumstances, management determines that these intangible assets then have definite useful lives, amortization will commence at that time on a prospective basis. As long as these intangible assets are judged to have indefinite lives, they will be subject to periodic impairment tests that require management's judgment of the estimated fair value of these intangible assets. We assess impairment of our non-amortizing intangibles at least annually in accordance with ASC Topic 350, *Intangibles — Goodwill and Other* ("ASC 350"). All other intangible assets are amortized on a straight-line basis over their expected useful lives. RCC's customer relationships are being amortized over fifteen years based on a review of the historical length of RCC's customer retention experience. See Note 7 — Goodwill and Other Intangible Assets in the Notes to consolidated financial statements, for additional information.

Goodwill of $70.0 million and $5.2 million had been recorded in our metal components and engineered building systems segments, respectively. We perform a test for impairment of all our goodwill annually as prescribed by ASC 350. The fair value of our reporting units is based on a blend of estimated discounted cash flows, publicly traded company multiples and acquisition multiples. The results from each of these models are then weighted and combined into a single estimate of fair value for our two reporting units. Estimated discounted cash flows are based on projected sales and related cost of sales. Publicly traded company multiples and acquisition multiples are derived from information on traded shares and analysis of recent acquisitions in the marketplace, respectively, for companies with operations similar to ours. The primary assumptions used in these various models include earnings multiples of acquisitions in a comparable industry, future cash flow estimates of each of our reporting units, weighted average cost of capital, working capital and capital expenditure requirements. We have not made any material changes in our impairment assessment methodology during each fiscal year of 2013, 2012 and 2011. We do not believe the estimates used in the analysis are reasonably likely to change materially in the future but we will continue to assess the estimates in the future based on the expectations of the reporting units. Changes in assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value, which may give rise to an impairment of goodwill.

We perform an annual assessment of the recoverability of goodwill and indefinite lived intangibles. Additionally, we assess goodwill and indefinite lived intangibles for impairment whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Unforeseen events, changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in a non-cash impairment charge. Some factors considered important that could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business and significant sustained negative industry or economic trends. See Note 7 — Goodwill and Other Intangible Assets in the Notes to the consolidated financial statements.

As of November 3, 2013 and October 28, 2012, our goodwill was $75.2 million and $76.7 million, respectively. The results of our fiscal year 2013 annual assessment of the recoverability of goodwill and indefinite lived intangibles indicated that the fair value of the Company's two reporting units were in excess of the carrying value of that reporting unit, including goodwill, and thus no impairment existed. In fiscal 2013, one of our two reporting units' fair value would have had to have been lower by more than 20% and the other reporting units' fair value would have had to have been lower by more than 70% compared to the fair value estimated in our impairment analysis before its carrying value would exceed the fair value of the reporting unit, indicating that goodwill was potentially impaired.

Allowance for doubtful accounts. Our allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible accounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While we believe these processes effectively address our exposure for doubtful accounts and credit losses have historically been within expectations, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts. During fiscal years 2013, 2012 and 2011, we established new reserves for doubtful accounts of $1.7 million, $0.1 million and $1.8 million, respectively. Additionally, in each of the three fiscal years ended November 3, 2013, we wrote off uncollectible accounts of $1.6 million, $0.3 million and $1.0 million, respectively, all of which had been previously reserved.

Inventory valuation. In determining the valuation of inventory, we record an allowance for obsolete inventory using the specific identification method for steel coils and other raw materials. Management also reviews the carrying value of inventory for lower of cost or market. Our primary raw material is steel coils which have historically shown significant price volatility. We generally manufacture to customers' orders, and thus maintain raw materials with a variety of ultimate end uses. We record a lower of cost or market charge to cost of sales when the net realizable value (selling price less estimated cost of disposal), based on our intended end usage, is below our estimated product cost at completion. Estimated net realizable value is based upon assumptions of targeted inventory turn rates, future demand, anticipated finished goods sales prices, management strategy and market conditions for steel. If projected end usage or projected sales prices change significantly from management's current estimates or actual market conditions are less favorable than those projected by management, inventory write-downs may be required.

Property, plant and equipment valuation. We assess the recoverability of the carrying amount of property, plant and equipment for assets held and used at the lowest level asset grouping for which cash flows can be separately identified, which may be at an individual asset level, plant level or divisional level depending on the intended use of the related asset, if certain events or changes in circumstances indicate that the carrying value of such assets may not be recoverable and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Events and circumstances which indicate an impairment include (a) a significant decrease in the market value of the assets; (b) a significant change in the extent or manner in which an asset is being used or in its physical condition; (c) a significant change in our business conditions; (d) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset; (e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection that demonstrates continuing losses associated with the use of an asset; or (f) a current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. We assess our assets for impairment on a quarterly basis.

If we determine that the carrying value of an asset is not recoverable based on expected undiscounted future cash flows, excluding interest charges, we record an impairment loss equal to the excess of the carrying amount of the asset over its fair value. The fair value of assets is determined based on prices of similar assets adjusted for their remaining useful life. We did not identify any asset impairments in fiscal 2013 or 2012. We recorded asset impairments $1.1 million in fiscal 2011. During fiscal 2011, impairments primarily related to facilities classified as held for sale. In determining the impairment for assets held for sale, the fair value of assets was determined based on prices of similar assets in similar condition, adjusted for their remaining useful life.

Contingencies. We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves are related primarily to litigation and environmental matters. Legal costs for uninsured claims are accrued as part of the ultimate settlement. Revisions to contingent liability reserves are reflected in income in the period in which there are changes in facts and circumstances that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. We estimate the probable cost by evaluating historical precedent as well as the specific facts relating to each particular contingency (including the opinion of outside advisors, professionals and experts). Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required and would be recognized in the period the new information becomes known.

Beneficial conversion features and dividend policy. Our Convertible Preferred Stock contained beneficial conversion features. In fiscal 2012 and fiscal 2011, we recorded a net $11.9 million and $9.4 million beneficial conversion feature charge, respectively, related to dividends that have accrued and are convertible into shares of Common Stock. Prior to the Amendment Agreement, our policy was to recognize beneficial conversion feature charges on paid-in-kind dividends based on a daily dividend recognition and the daily closing stock price of our Common Stock. We believe this recognition policy was reasonable as our policy matched the legal transfer and conversion rights of the majority shareholder.

At any time prior to the Dividend Rate Reduction Event, if dividends were not declared in cash on the applicable dividend declaration date, the rate at which the dividends were payable was at least 12% per annum. Prior to the vote of the Dividend Payment Committee, the Company was obligated to the 12% dividend rate. Therefore, we accrued dividends based on the 12% rate and if and when we determined the dividends would be paid at a different rate due to either cash payment on the applicable dividend declaration date or obtaining a waiver, we recorded a subsequent benefit of the excess 4% accrual upon our board's declaration of a cash dividend and reverse the beneficial conversion feature charge associated with such accrual.

Convertible preferred stock extinguishment policy. On May 8, 2012, we entered into an Amendment Agreement with the CD&R Funds, the holders of our Preferred Shares, to eliminate our quarterly dividend obligation on the Preferred Shares. The Amendment Agreement provided for the Certificate of Designations to be amended to terminate the dividend obligation from and after March 15, 2012. However, this does not preclude the payment of contingent default dividends, if applicable. On July 5, 2012, the Company filed an Amended and Restated Certificate of Designations with the Secretary of State for the state of Delaware effecting the elimination of the quarterly obligation on the Preferred Shares.

As consideration for the Dividend Knock-out, the CD&R Funds received a total of 37,834 additional shares of Convertible Preferred Stock, representing (i) approximately $6.5 million of dividends accrued from March 15, 2012 through May 18, 2012 (20 trading days after April 20, 2012, on which date the dividend "knock-out" measurement period commenced) and (ii) approximately $31.4 million in additional liquidation preference of Convertible Preferred Stock, or 10% of the approximate total $313.7 million of accreted value as of May 18, 2012. Upon the closing of the transactions in the Amendment Agreement, the CD&R Funds held Convertible Preferred Stock with an aggregate liquidation preference and accrued dividends of approximately $345 million.

Based on certain qualitative considerations, we determined an extinguishment and reissuance had occurred and we recorded the Convertible Preferred Stock at fair value as of May 8, 2012.

To determine if the Amendment Agreement resulted in a modification or extinguishment of the Convertible Preferred Stock, we qualitatively evaluated the significance in the change to the substantive contractual terms in relation to both the economic characteristics of the Convertible Preferred Stock and the business purpose of the Amendment Agreement. We evaluated the likelihood that the Dividend Rate Reduction Event would occur absent an amendment, the change in the economic characteristics of the Convertible Preferred Stock with and without dividends, and fundamental change in investment risk to the holders of the Convertible Preferred Stock by the waiver of the contractual mandatory dividends. Based on these qualitative considerations, we determined an extinguishment and reissuance had occurred and we recorded the Convertible Preferred Stock at fair value as of May 8, 2012. The fair value of the Convertible Preferred Stock was determined using a binomial lattice model where the sole stochastic factor was the price of our common stock. This model utilized stock volatility of 49.1%, a risk-free rate of 1.34%, a bond yield of 7.5%, and our stock price on May 8, 2012 which was $11.29.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2013, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2013-02, *Comprehensive Income (Topic 220):Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which requires that companies present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. This accounting guidance is effective for our first quarter in fiscal 2014 and is only expected to impact the presentation of our consolidated financial statements and related notes.

DISCLOSURE UNDER SECTION 13(R) OF THE EXCHANGE ACT

Under Section 13(r) of the Exchange Act as added by the Iran Threat Reduction and Syrian Human Rights Act of 2012, we are required to include certain disclosures in our periodic reports if we or any of our "affiliates" (as defined in Rule 12b-2 under the Exchange Act) knowingly engage in certain activities specified in Section 13(r) during the period covered by the report. Because the SEC defines the term "affiliate" broadly, it includes any entity that controls us or is under common control with us ("control" is also construed broadly by the SEC).

Our affiliate, CD&R, has informed us that an indirect subsidiary of SPIE S.A. ("SPIE"), an affiliate of CD&R based in France, maintained bank accounts at Bank Melli during the period covered by this report. Bank Melli is an Iranian bank designated under Executive Order No. 13382. We had no knowledge of or control over the activities of SPIE or its subsidiaries. CD&R has informed us that the accounts were maintained with the approval of the Directorate General of the Treasury in the French Ministry of the Economy, Finances and Industry (the "French Treasury") pursuant to European Union law and, since May 21, 2013, with the approval of the Office of Foreign Assets Control in the U.S. Treasury Department ("OFAC"). CD&R also has informed us that during the period covered by this report, the indirect SPIE subsidiary holding the accounts indirectly transferred approximately €430,000 from the Bank Melli accounts to an affiliate in France through the use of an intermediary; attempted to transfer approximately €360,000 from the accounts to an affiliate in the U.A.E. through other intermediaries, a portion of which could not be transferred and was returned to it in Iran; made several smaller withdrawals from the accounts to pay taxes, office rent, the salary of one employee and other administrative expenses; and received a payment of approximately €120,000 from an unaffiliated vendor into the accounts as a result of a clerical error by the vendor. CD&R has informed us that no transactions in the accounts have taken place since February 2013, the relevant SPIE entities received authorization from the French Treasury for the transfers out of the accounts, SPIE and its subsidiaries obtained no revenue or profit from these transactions, CD&R and SPIE have fully disclosed these matters to OFAC, SPIE and its subsidiaries intended to comply with all applicable laws, and SPIE and its subsidiaries intend to conduct only such transactions and dealings with Bank Melli in the future as are authorized by the French Treasury and OFAC.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Steel Prices

We are subject to market risk exposure related to volatility in the price of steel. For the fiscal year ended November 3, 2013, steel constituted approximately 72% of our cost of sales. Our business is heavily dependent on the price and supply of steel. Our various products are fabricated from steel produced by mills to forms including bars, plates, structural shapes, sheets, hot-rolled coils and galvanized or Galvalume®-coated coils. The steel industry is highly cyclical in nature, and steel prices have been volatile in recent years and may remain volatile in the future. Steel prices are influenced by numerous factors beyond our control, including general economic conditions domestically and internationally, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, import duties and other trade restrictions. Based on the cyclical nature of the steel industry, we expect steel prices will continue to be volatile.

Although we have the ability to purchase steel from a number of suppliers, a production cutback by one or more of our current suppliers could create challenges in meeting delivery schedules to our customers. Because we have periodically adjusted our contract prices, particularly in the engineered building systems segment, we have generally been able to pass increases in our raw material costs through to our customers. The graph below shows the monthly CRU Index data for the North American Steel Price Index over the historical five-year period. The CRU North American Steel Price Index has been published by the CRU Group since 1994 and we believe this index appropriately depicts the volatility we have experienced in steel prices. The index, based on a CRU survey of industry participants, is now commonly used in the settlement of physical and financial contracts in the steel industry. The prices surveyed are purchases for forward delivery, according to lead time, which will vary. For example, the October index would likely approximate our fiscal December steel purchase deliveries based on current lead-times. The volatility in this steel price index is comparable to the volatility we experienced in our average cost of steel.

CRU Steel Price Index North America

Source: *www.crugroup.com*

We normally do not maintain an inventory of steel in excess of our current production requirements. However, from time to time, we may purchase steel in advance of announced steel price increases. We can give no assurance that steel will remain available or that prices will not continue to be volatile.

We rely on a few major suppliers for our supply of steel and may be adversely affected by bankruptcy, change in control, financial condition or other factors affecting those suppliers. During fiscal 2013, we purchased approximately 11% of our product material costs from one vendor in the United States. No other vendor accounted for over 10% of our product material costs during fiscal 2013. During fiscal 2013, we purchased less than 10% of our steel from foreign suppliers. Pricing and lead time limits our use of foreign suppliers.

With steel accounting for approximately 72% of our cost of sales for fiscal 2013, a one percent change in the cost of steel would have resulted in a pre-tax impact on cost of sales of approximately $7.4 million for our fiscal year ended November 3, 2013, if such costs were not passed on to our customers. The impact to our financial results of operations would be significantly dependent on the competitive environment and the costs of other alternative building products, which could impact our ability to pass on these higher costs.

Interest Rates

We are subject to market risk exposure related to changes in interest rates on our Credit Agreement and Amended ABL Facility. These instruments bear interest at an agreed upon percentage point spread from either the prime interest rate or LIBOR. Under our Credit Agreement, we may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to six months. At November 3, 2013, we had $237.8 million outstanding under our Credit Agreement. Based on this balance, an immediate change of one percent in the interest rate would cause a change in interest expense of approximately $2.4 million on an annual basis. The fair value of our Credit Agreement, due June 2019, at November 3, 2013 was approximately $237.8 million compared to the face value of $237.8 million. The fair value of our Credit Agreement, due May 2018, at October 28, 2012 was $248.8 million compared to the face value of $236.9 million, net of the unamortized discount of $11.8 million.

See Note 12 — Long-term Debt and Note Payable to the consolidated financial statements for more information on the material terms of our long-term debt.

The table below presents scheduled debt maturities and related weighted-average interest rates for each of the fiscal years relating to debt obligations as of November 3, 2013. Weighted-average variable rates are based on LIBOR rates assuming a 1.00% LIBOR floor at November 3, 2013, plus applicable margins.

	Scheduled Maturity Date[a]							Fair Value
	2014	2015	2016	2017	2018	Thereafter	Total	11/3/2013
	(In millions, except interest rate percentages)							
Total Debt:								
Fixed Rate	$—	$—	$—	$—	$—	$ —	$ —	$ —
Interest Rate	—	—	—	—	—	—	—	
Variable Rate	$2.4	$2.4	$2.4	$2.4	$2.4	$225.8	$237.8	$237.8[b]
Average interest rate	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	

(a) Expected maturity date amounts are based on the face value of debt and do not reflect fair market value of the debt.

(b) Based on recent trading activities of comparable market instruments.

Foreign Currency Exchange Rates

We are exposed to the effect of exchange rate fluctuations on the U.S. dollar value of foreign currency denominated operating revenue and expenses. The functional currency for our Mexico operations is the U.S. dollar. Adjustments resulting from the re-measurement of the local currency financial statements into the U.S. dollar functional currency, which uses a combination of current and historical exchange rates, are included in net income in the current period. Net foreign currency re-measurement gains (losses) were $(0.1) million, $(0.4) million and $(0.4) million for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011.

The functional currency for our Canadian operations is the Canadian dollar. Translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reported separately in accumulated other comprehensive income in stockholders' equity. The net foreign currency exchange gains (losses) included in net income for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011 was $0.4 million, $0.2 million and $(0.1) million, respectively. Net foreign currency translation adjustment, net of tax, and included in other comprehensive income was $(0.1) million for the fiscal year ended November 3, 2013 and was immaterial for each of the fiscal years ended October 28, 2012 and October 30, 2011.

Item 8. ***Financial Statements and Supplementary Data.***

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of NCI Building Systems, Inc. (the "Company" or "our") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices), and actions taken to correct deficiencies as identified.

Internal control over financial reporting has inherent limitations and may not prevent or detect misstatements. The design of an internal control system is also based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that an internal control will be effective under all potential future conditions. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to the financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of November 3, 2013. In making this assessment, management used the criteria for internal control over financial reporting described in *Internal Control — Integrated Framework* by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) ("COSO"). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors. Based on this assessment, management has concluded that, as of November 3, 2013, the Company's internal control over financial reporting was effective.

Ernst & Young LLP, the independent registered public accounting firm that has audited the Company's consolidated financial statements, has audited the effectiveness of the Company's internal control over financial reporting as of November 3, 2013. Their report included elsewhere herein expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of November 3, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of NCI Building Systems, Inc. and subsidiaries

We have audited NCI Building Systems, Inc.'s and subsidiaries (the "Company") internal control over financial reporting as of November 3, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). NCI Building Systems, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, NCI Building Systems, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of November 3, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NCI Building Systems, Inc. and subsidiaries as of November 3, 2013 and October 28, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit) and cash flows for each of the three years in the period ended November 3, 2013 of NCI Building Systems, Inc. and subsidiaries and our report dated December 23, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
December 23, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of NCI Building Systems, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of NCI Building Systems, Inc. and subsidiaries (the "Company") as of November 3, 2013 and October 28, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit) and cash flows and for each of the three years in the period ended November 3, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI Building Systems, Inc. and subsidiaries at November 3, 2013 and October 28, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 3, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NCI Building Systems, Inc. and subsidiaries internal control over financial reporting as of November 3, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated December 23, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
December 23, 2013

CONSOLIDATED STATEMENTS OF OPERATIONS

NCI BUILDING SYSTEMS, INC.

	Fiscal Year Ended		
	November 3, 2013	**October 28, 2012**	**October 30, 2011**
	(In thousands, except per share data)		
Sales	**$1,308,395**	$1,154,010	$959,577
Cost of sales, excluding gain on insurance recovery and asset impairments (recoveries), net	**1,033,374**	898,001	758,023
Gain on insurance recovery	**(1,023)**	—	—
Asset impairments (recoveries), net	**—**	(9)	1,121
Gross profit	**276,044**	256,018	200,433
Engineering, selling, general and administrative expenses	**256,856**	219,340	202,352
Acquisition-related costs	**—**	4,989	—
Restructuring recovery	**—**	—	(292)
Income (loss) from operations	**19,188**	31,689	(1,627)
Interest income	**131**	112	127
Interest expense	**(20,988)**	(16,827)	(15,723)
Debt extinguishment costs, net	**(21,491)**	(6,437)	—
Other income, net	**1,421**	460	876
Income (loss) before income taxes	**(21,739)**	8,997	(16,347)
Provision (benefit) from income taxes	**(8,854)**	4,084	(6,397)
Net income (loss)	**$ (12,885)**	$ 4,913	$ (9,950)
Convertible preferred stock dividends and accretion	**—**	16,352	28,120
Convertible preferred stock beneficial conversion feature	**—**	11,878	9,396
Convertible preferred stock amendment	**—**	48,803	—
Net loss applicable to common shares	**$ (12,885)**	$ (72,120)	$ (47,466)
Loss per common share:			
Basic	**$ (0.29)**	$ (3.81)	$ (2.58)
Diluted	**$ (0.29)**	$ (3.81)	$ (2.58)
Weighted average number of common shares outstanding:			
Basic	**44,761**	18,932	18,369
Diluted	**44,761**	18,932	18,369

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

NCI BUILDING SYSTEMS, INC.

	Fiscal Year Ended		
	November 3, 2013	**October 28, 2012**	**October 30, 2011**
		(In thousands)	
Comprehensive income (loss):			
Net income (loss)	**$(12,885)**	$ 4,913	$ (9,950)
Other comprehensive income (loss), net of tax:			
Foreign exchange translation gains (losses) and other (net of income tax of $0 in 2013, 2012 and 2011)	**(137)**	(12)	(19)
Unrecognized actuarial gains (losses) on pension obligation (net of income tax of $(1,414) in 2013, $665 in 2012 and $2,202 in 2011)	**2,269**	(1,066)	(3,534)
Gains (losses) in fair value of foreign currency derivative (net of income tax of $37 in 2012 and $(37) in 2011)	**—**	(5)	5
Other comprehensive income (loss)	**2,132**	(1,083)	(3,548)
Comprehensive income (loss)	**$(10,753)**	$ 3,830	$(13,498)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

NCI BUILDING SYSTEMS, INC.

	November 3, 2013	October 28, 2012
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 77,436**	$ 55,158
Restricted cash	**—**	1,375
Accounts receivable, net	**135,368**	133,475
Inventories, net	**122,105**	106,015
Deferred income taxes	**27,736**	21,926
Income tax receivable	**1,112**	549
Investments in debt and equity securities, at market	**4,892**	4,076
Prepaid expenses and other	**19,300**	16,864
Assets held for sale	**2,879**	2,397
Total current assets	**390,828**	341,835
Property, plant and equipment, net	**260,918**	268,875
Goodwill	**75,226**	76,746
Intangible assets, net	**48,975**	53,028
Deferred financing costs, net	**4,316**	11,000
Total assets	**$ 780,263**	$ 751,484
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Current portion of long-term debt	**$ 2,384**	$ 2,500
Note payable	**613**	515
Accounts payable	**144,553**	113,177
Accrued compensation and benefits	**40,954**	41,586
Accrued interest	**1,844**	345
Other accrued expenses	**61,266**	61,935
Total current liabilities	**251,614**	220,058
Long-term debt, net	**235,391**	234,444
Deferred income taxes	**32,185**	35,565
Other long-term liabilities	**8,315**	11,995
Total long-term liabilities	**275,891**	282,004
Series B cumulative convertible participating preferred stock	**—**	619,950
Stockholders' Equity (Deficit):		
Common stock, $.01 par value, 100,000,000 shares authorized; 74,793,249 and 20,357,183 shares issued in 2013 and 2012, respectively; and 74,785,726 and 20,354,217 shares outstanding in 2013 and 2012, respectively	**1,471**	925
Additional paid-in capital	**638,574**	4,991
Accumulated deficit	**(382,735)**	(369,850)
Accumulated other comprehensive loss	**(4,436)**	(6,568)
Treasury stock, at cost (7,523 and 2,966 shares in 2013 and 2012, respectively)	**(116)**	(26)
Total stockholders' equity (deficit)	**252,758**	(370,528)
Total liabilities and stockholders' equity (deficit)	**$ 780,263**	$ 751,484

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

NCI BUILDING SYSTEMS, INC.

	Fiscal Year Ended		
	November 3, 2013	October 28, 2012	October 30, 2011
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	**$(12,885)**	$ 4,913	$ (9,950)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**36,009**	29,602	28,363
Amortization of deferred financing costs and debt discount	**3,266**	4,238	4,851
Share-based compensation expense	**14,900**	9,298	6,908
Non-cash debt extinguishment costs	**17,582**	6,437	—
(Gain) loss on sale of property, plant and equipment	**(3)**	(556)	50
Provision for doubtful accounts	**1,679**	(109)	1,844
Provision (benefit) for deferred income taxes	**(10,589)**	2,177	(6,292)
Asset impairments (recoveries), net	**—**	(9)	1,121
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	**(3,572)**	(16,719)	(15,329)
Inventories	**(16,090)**	(9,108)	(7,145)
Income tax receivable	**(724)**	1,082	14,382
Prepaid expenses and other	**(1,720)**	(2,075)	(247)
Accounts payable	**34,559**	12,047	17,569
Accrued expenses	**2,121**	6,506	5,668
Other, net	**(391)**	(2)	(356)
Net cash provided by operating activities:	**64,142**	47,722	41,437
Cash flows from investing activities:			
Acquisition, net of cash acquired	**—**	(140,991)	—
Capital expenditures	**(24,426)**	(28,151)	(21,040)
Proceeds from insurance	**1,023**	—	—
Proceeds from sale of property, plant and equipment	**74**	2,992	583
Net cash used in investing activities:	**(23,329)**	(166,150)	(20,457)
Cash flows from financing activities:			
Decrease in restricted cash	**1,375**	1,461	3
Proceeds from stock options exercised	**674**	—	—
Excess tax benefits from share-based compensation arrangements	**977**	2	464
Proceeds from Amended ABL facility	**57,000**	15,098	43
Payments on Amended ABL facility	**(57,000)**	(15,096)	(43)
Proceeds from term loan	**—**	237,499	—
Payments on term loan	**(10,975)**	(131,950)	(5,605)
Payments on note payable	**(1,722)**	(1,536)	(1,543)
Payment of cash dividends on Convertible Preferred Stock	**—**	—	(11,039)
Payment of financing costs	**(6,265)**	(9,399)	(200)
Purchase of treasury stock	**(2,462)**	(1,529)	(1,477)
Net cash provided by (used in) financing activities:	**(18,398)**	94,550	(19,397)
Effect of exchange rate changes on cash and cash equivalents	**(137)**	54	(20)
Net (decrease) increase in cash and cash equivalents	**22,278**	(23,824)	1,563
Cash and cash equivalents at beginning of period	**55,158**	78,982	77,419
Cash and cash equivalents at end of period	**$ 77,436**	$ 55,158	$ 78,982

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

NCI BUILDING SYSTEMS, INC.

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss) Income	Treasury Stock Shares	Treasury Stock Amount	Stockholders' Equity (Deficit)
			(In thousands, except share data)					
Balance, October 31, 2010	19,259,423	$ 921	$ 255,248	$(256,946)	$(1,937)	—	$ —	$ (2,714)
Redeemable common stock	243,033	—	2,744	—	—	—	—	2,744
Treasury stock purchases	—	—	—	—	—	(124,425)	(1,477)	(1,477)
Other transaction costs	—	—	464	—	—	—	—	464
Convertible Preferred Stock dividends and accretion	—	—	(28,120)	—	—	—	—	(28,120)
Issuance of restricted stock	451,867	3	—	—	—	—	—	3
Foreign exchange translation gains (losses) and other	—	—	—	—	(19)	—	—	(19)
Unrecognized actuarial gains (losses) on pension obligation	—	—	—	—	(3,534)	—	—	(3,534)
Gains (losses) in fair value of foreign currency derivative	—	—	—	—	5	—	—	5
Share-based compensation	—	—	6,908	—	—	—	—	6,908
Net loss	—	—	—	(9,950)	—	—	—	(9,950)
Balance, October 30, 2011	19,954,323	$ 924	$ 237,244	$(266,896)	$(5,485)	(124,425)	$(1,477)	$ (35,690)
Redeemable common stock	61,831	—	834	—	—	—	—	834
Treasury stock purchases	—	—	—	—	—	(156,496)	(1,529)	(1,529)
Retirement of treasury shares	(277,955)	—	(2,980)	—	—	277,955	2,980	—
Other transaction costs	—	—	(124)	(1,148)	—	—	—	(1,272)
Convertible Preferred Stock dividends and accretion	—	—	(16,353)	—	—	—	—	(16,353)
Convertible Preferred Stock extinguishment and reissuance	—	—	(222,928)	(106,719)	—	—	—	(329,647)
Issuance of restricted stock	618,984	1	—	—	—	—	—	1
Foreign exchange translation gains (losses) and other	—	—	—	—	(12)	—	—	(12)
Unrecognized actuarial gains (losses) on pension obligation	—	—	—	—	(1,066)	—	—	(1,066)
Gains (losses) in fair value of foreign currency derivative	—	—	—	—	(5)	—	—	(5)
Share-based compensation	—	—	9,298	—	—	—	—	9,298
Net income	—	—	—	4,913	—	—	—	4,913
Balance, October 28, 2012	20,357,183	$ 925	$ 4,991	$(369,850)	$(6,568)	(2,966)	$ (26)	$(370,528)
Conversion of Convertible Preferred Stock	54,136,817	541	619,409	—	—	—	—	619,950
Treasury stock purchases	—	—	(17)	—	—	(175,044)	(2,445)	(2,462)
Retirement of treasury shares	(170,487)	—	(2,355)	—	—	170,487	2,355	—
Issuance of restricted stock	393,594	4	(4)	—	—	—	—	—
Stock options exercised	76,142	1	673	—	—	—	—	674
Excess tax benefits from share-based compensation arrangements	—	—	977	—	—	—	—	977
Foreign exchange translation gains (losses)	—	—	—	—	(137)	—	—	(137)
Unrecognized actuarial gains (losses) on pension obligation	—	—	—	—	2,269	—	—	2,269
Share-based compensation	—	—	14,900	—	—	—	—	14,900
Net loss	—	—	—	(12,885)	—	—	—	(12,885)
Balance, November 3, 2013	74,793,249	$1,471	$ 638,574	$(382,735)	$(4,436)	(7,523)	$ (116)	$ 252,758

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NCI BUILDING SYSTEMS, INC.

1. NATURE OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

NCI Building Systems, Inc. (together with its subsidiaries, unless otherwise indicated, the "Company," "we," "us" or "our") is North America's largest integrated manufacturer and marketer of metal products for the nonresidential construction industry. We provide metal coil coating services and design, engineer, manufacture and market metal components and engineered building systems primarily used in nonresidential construction. We manufacture and distribute extensive lines of metal products for the nonresidential construction market under multiple brand names through a nationwide network of plants and distribution centers. We sell our products for both new construction and repair and retrofit applications.

On October 20, 2009, the Company issued and sold to Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P. (together, the "CD&R Funds"), an aggregate of 250,000 shares of a newly created class of convertible preferred stock, par value $1.00 per share, of the Company, designated the Series B Cumulative Convertible Participating Preferred Stock (the "Convertible Preferred Stock," and shares thereof, the "Preferred Shares"), initially representing approximately 68.4% of the voting power and common stock of the Company on an as-converted basis (such purchase and sale, the "Equity Investment").

On May 14, 2013, the CD&R Funds, the holders of 339,293 Preferred Shares, delivered a formal notice requesting the conversion of all of their Preferred Shares into shares of our Common Stock (the "Conversion"). In connection with the Conversion request, we issued the CD&R Funds 54,136,817 shares of our Common Stock, representing 72.4% of the Common Stock of the Company then outstanding. Under the terms of the Preferred Shares, no consideration was required to be paid by the CD&R Funds to the Company in connection with the Conversion of the Preferred Shares. As a result of the Conversion, the CD&R Funds no longer have rights to default dividends as specified in the Certificate of Designations.

We use a 52/53 week year with our fiscal year end on the Sunday closest to October 31. The year end for fiscal 2013 is November 3, 2013. As a result, the fourth quarter of this fiscal year will include an additional week of operating activity.

We have three operating segments: metal coil coating, metal components and engineered building systems. Operating segments are defined as components of an enterprise that engage in business activities and by which discrete financial information is available that is evaluated on a regular basis by the chief operating decision maker to make decisions about how to allocate resources to the segment and assess the performance of the segment. We market the products in each of our operating segments nationwide through a direct sales force and, in the case of our engineered building systems segment, through authorized builder networks.

Our consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All intercompany accounts, transactions and profits arising from consolidated entities have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for bad debts and inventory reserves and accruals for employee benefits, general liability insurance, warranties and certain contingencies. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid debt instruments with an original maturity of three months or less and may consist of time deposits with a number of commercial banks with high credit ratings, money market instruments, certificates of deposit and commercial paper. Our policy allows us to also invest excess funds in no-load, open-end, management investment trusts ("mutual funds"). The mutual funds invest

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

exclusively in high quality money market instruments. As of November 3, 2013, our cash and cash equivalents were only invested in cash.

(c) Accounts Receivable and Related Allowance. We report accounts receivable net of the allowance for doubtful accounts. Trade accounts receivable are the result of sales of building systems, components and coating services to customers throughout the United States and affiliated territories, including international builders who resell to end users. Substantially all sales are denominated in U.S. dollars with the exception of sales at our Canadian operations which are denominated in Canadian dollars. Credit sales do not normally require a pledge of collateral; however, various types of liens may be filed to enhance the collection process.

We establish reserves for doubtful accounts on a customer by customer basis when we believe the required payment of specific amounts owed is unlikely to occur. In establishing these reserves, we consider changes in the financial position of a customer, availability of security, lien rights and bond rights as well as disputes, if any, with our customers. Our allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. We determine past due status as of the contractual paymenadate. Interest on delinquent accounts receivable is included in the trade accounts receivable balance and recognized as interest income when earned and collectability is reasonably assured. Uncollectible accounts are written off when a settlement is reached for an amount that is less than the outstanding historical balance or we have exhausted all collection efforts. The following table represents the rollforward of our uncollectible accounts for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011 (in thousands):

	November 3, 2013	October 28, 2012	October 30, 2011
Beginning balance	**$ 6,000**	$6,109	$5,232
Provision for bad debts	**1,679**	149	1,843
Amounts charged against allowance for bad debts, net of recoveries	**(1,624)**	(258)	(966)
Ending balance	**$ 6,055**	$6,000	$6,109

(d) Inventories. Inventories are stated at the lower of cost or market value less allowance for inventory obsolescence, using the weighted-average method for steel coils and other raw materials.

The components of inventory are as follows (in thousands):

	November 3, 2013	October 28, 2012
Raw materials	**$ 87,567**	$ 77,459
Work in process and finished goods	**34,538**	28,556
	$122,105	$106,015

The following table represents the rollforward of reserve for obsolete materials and supplies activity for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011 (in thousands):

	November 3, 2013	October 28, 2012	October 30, 2011
Beginning balance	**$1,521**	$1,349	$1,231
Provisions	**1,161**	725	732
Dispositions	**(913)**	(553)	(614)
Ending balance	**$1,769**	$1,521	$1,349

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The principal raw material used in manufacturing of our metal components and engineered building systems segments is steel which we purchase from multiple steel producers. During fiscal 2013, we purchased approximately 11% of our product material costs from one vendor in the United States. No other vendor accounted for over 10% of our product material costs during fiscal 2013.

(e) Assets Held for Sale. We record assets held for sale at the lower of the carrying value or fair value less costs to sell. The following criteria are used to determine if property is held for sale: (i) management has the authority and commits to a plan to sell the property; (iii) the property is available for immediate sale in its present condition; (iii) there is an active program to locate a buyer and the plan to sell the property has been initiated; (iv) the sale of the property is probable within one year; (v) the property is being actively marketed at a reasonable sale price relative to its current fair value; and (vi) it is unlikely that the plan to sell will be withdrawn or that significant changes to the plan will be made.

In determining the fair value of the assets less cost to sell, we considered factors including current sales prices for comparable assets in the area, recent market analysis studies, appraisals and any recent legitimate offers. If the estimated fair value less cost to sell of an asset is less than its current carrying value, the asset is written down to its estimated fair value less cost to sell. During fiscal 2011, we recorded impairments on assets held for sale of $1.0 million. The carrying value of assets held for sale is $2.9 million and $2.4 million at November 3, 2013 and October 28, 2012, respectively, and these amounts are included in the engineered building systems segment. All these assets continue to be actively marketed for sale at November 3, 2013.

Due to uncertainties in the estimation process, it is reasonably possible that actual results could differ from the estimates used in our historical analyses. Our assumptions about property sales prices require significant judgment because the current market is highly sensitive to changes in economic conditions. We calculated the estimated fair values of assets held for sale based on current market conditions and assumptions made by management, which may differ from actual results and may result in additional impairments if market conditions deteriorate. During fiscal 2012, we recorded a gain of $0.6 million in cost of sales related to the final sale of certain assets held for sale within the engineered metal buildings segment.

(f) Property, Plant and Equipment and Leases. Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of their estimated useful lives or the term of the underlying lease. Computer software developed or purchased for internal use is depreciated using the straight-line method over its estimated useful life. Depreciation and amortization are recognized in cost of sales and engineering, selling, general and administrative expenses based on the nature and use of the underlying asset(s). Operating leases are expensed using the straight-line method over the term of the underlying lease.

Depreciation expense for fiscal 2013, 2012 and 2011 was $32.0 million, $25.6 million and $26.3 million, respectively. Of this depreciation expense, $8.1 million, $6.3 million and $6.3 million was related to software depreciation for fiscal 2013, 2012 and 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

Property, plant and equipment consists of the following (in thousands):

	November 3, 2013	October 28, 2012
Land	**$ 22,406**	$ 25,925
Buildings and improvements	**182,943**	180,363
Machinery, equipment and furniture	**279,682**	257,357
Transportation equipment	**2,907**	2,959
Computer software and equipment	**98,890**	90,087
Construction in progress	**26,068**	32,892
	612,896	589,583
Less accumulated depreciation	**(351,978)**	(320,708)
	$ 260,918	$ 268,875

Estimated useful lives for depreciation are:

Buildings and improvements	10 – 39 years
Machinery, equipment and furniture	3 – 15 years
Transportation equipment	4 – 10 years
Computer software and equipment	3 – 7 years

We capitalize interest on capital invested in projects in accordance with ASC Topic 835, *Interest.* For fiscal 2013, 2012 and 2011, the total amount of interest capitalized was $0.2 million, $0.9 million and $0.7 million, respectively. Upon commencement of operations, capitalized interest, as a component of the total cost of the asset, is amortized over the estimated useful life of the asset. Certain construction in progress in the amount of $11.8 million is currently on hold but management believes it is probable the software will be completed and implemented in the foreseeable future.

(g) Internally Developed Software. Internally developed software is stated at cost less accumulated amortization and is amortized using the straight-line method over its estimated useful life ranging from 3 to 7 years. Software assets are reviewed for impairment when events or circumstances indicate the carrying value may not be recoverable over the remaining lives of the assets. During the software application development stage, capitalized costs include external consulting costs, cost of software licenses and internal payroll and payroll related costs for employees who are directly associated with a software project. Upgrades and enhancements are capitalized if they result in added functionality which enable the software to perform tasks it was previously incapable of performing. Software maintenance, training, data conversion and business process reengineering costs are expensed in the period in which they are incurred.

(h) Goodwill and Other Intangible Assets. We review the carrying values of goodwill and identifiable intangibles whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually for goodwill and indefinite lived intangible assets as required by ASC Topic 350, *Intangibles — Goodwill and Other.* Unforeseen events, changes in circumstances, market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in a non-cash impairment charge. Some factors considered important that could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of our use of acquired assets or the strategy for our overall business and significant negative industry or economic trends.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

(i) Revenue Recognition. We recognize revenues when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Generally, these criteria are met at the time product is shipped or services are complete.

(j) Equity Raising and Deferred Financing Costs. Equity raising costs are recorded as a reduction to additional paid in capital upon the execution of an equity transaction. Deferred financing costs are capitalized as incurred and amortized using the straight-line method which approximates the effective interest method over the expected life of the debt. At November 3, 2013 and October 28, 2012, the unamortized balance in deferred financing costs was $4.3 million and $11.0 million, respectively.

(k) Cost of sales. Cost of sales includes the cost of inventory sold during the period, including costs for manufacturing, inbound freight, receiving, inspection, warehousing, and internal transfers less vendor rebates. Costs associated with shipping and handling our products are included in cost of sales. Cost of sales is exclusive of asset impairments (recoveries), net and the gain on insurance recovery because these items are shown below cost of sales on our consolidated statement of operations. Purchasing costs and engineering and drafting costs are included in engineering, selling, general and administrative expense. Purchasing costs were $2.6 million, $3.5 million and $2.7 million and engineering and drafting costs were $43.0 million, $41.1 million and $40.2 million in each of fiscal 2013, 2012, and 2011, respectively. Approximately $2.4 million and $2.1 million of these engineering, selling, general and administrative costs were capitalized and remained in inventory at the end of fiscal 2013 and 2012, respectively.

(l) Warranty. We sell weathertightness warranties to our customers for protection from leaks in our roofing systems related to weather. These warranties range from two years to 20 years. We sell two types of warranties, standard and Single Source[tm], and three grades of coverage for each. The type and grade of coverage determines the price to the customer. For standard warranties, our responsibility for leaks in a roofing system begins after 24 consecutive leak-free months. For Single Source[tm] warranties, the roofing system must pass our inspection before warranty coverage will be issued. Inspections are typically performed at three stages of the roofing project: (i) at the project start-up; (ii) at the project mid-point; and (iii) at the project completion. These inspections are included in the cost of the warranty. If the project requires or the customer requests additional inspections, those inspections are billed to the customer. Upon the sale of a warranty, we record the resulting revenue as deferred revenue, which is included in other accrued expenses in our consolidated balance sheets. We recognize deferred warranty revenue over the warranty coverage period in a manner that matches our estimated expenses relating to the warranty. See Note 11 — Warranty.

(m) Insurance. Group medical insurance is purchased through Blue Cross Blue Shield ("BCBS"). The plans include a Preferred Provider Organization ("PPO") plan and an Exclusive Provider Organization ("EPO") plan. These plans are managed-care plans utilizing networks to achieve discounts through negotiated rates with the providers within these networks. The claims incurred under these plans are self-funded for the first $300,000 of each claim. We purchase individual stop loss reinsurance to limit our claims liability to $300,000 per claim. BCBS administers all claims, including claims processing, utilization review and network access charges.

Insurance is purchased for workers compensation and employer liability, general liability, property and auto liability/auto physical damage. We utilize either deductibles or self-insurance retentions ("SIR") to limit our exposure to catastrophic loss. The workers compensation insurance has a $1,000,000 per-occurrence deductible. The property and auto liability insurances have per-occurrence deductibles of $50,000 and $250,000, respectively. The general liability insurance has a $1,000,000 SIR. Umbrella insurance coverage is purchased to protect us against claims that exceed our per-occurrence or aggregate limits set forth in our respective policies. All claims are adjusted utilizing a third-party claims administrator and insurance carrier claims adjusters.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

Each reporting period, we record the costs of our health insurance plan, including paid claims, an estimate of the change in incurred but not reported ("IBNR") claims, taxes and administrative fees, when applicable, (collectively the "Plan Costs") as general and administrative expenses in our Consolidated Statements of Operations. The estimated IBNR claims are based upon (i) a recent average level of paid claims under the plan, (ii) an estimated lag factor and (iii) an estimated growth factor to provide for those claims that have been incurred but not yet reported and paid. We use an independent actuary to determine the claims lag and estimated liability for IBNR claims.

For workers' compensation costs, we monitor the number of accidents and the severity of such accidents to develop appropriate estimates for expected costs to provide both medical care and indemnity benefits, when applicable, for the period of time that an employee is incapacitated and unable to work. These accruals are developed using independent third-party actuarial estimates of the expected cost for medical treatment, and length of time an employee will be unable to work based on industry statistics for the cost of similar disabilities, to include statutory impairment ratings. For general liability and automobile claims, accruals are developed based on independent third-party actuarial estimates of the expected cost to resolve each claim, including damages and defense costs, based on legal and industry trends and the nature and severity of the claim. Accruals also include estimates for IBNR claims, and taxes and administrative fees, when applicable. Each reporting period, we record the costs of our workers' compensation, general liability and automobile claims, including paid claims, an estimate of the change in IBNR claims, taxes and administrative fees as general and administrative expenses in our Consolidated Statements of Operations.

(n) Advertising Costs. Advertising costs are expensed as incurred. Advertising expense was $6.6 million, $5.7 million and $5.0 million in fiscal 2013, 2012 and 2011, respectively.

(o) Impairment of Long-Lived Assets. We assess impairment of property, plant, and equipment in accordance with the provisions of ASC Topic 360, *Property, Plant, and Equipment.* We assess the recoverability of the carrying amount of property, plant and equipment if certain events or changes in circumstances indicate that the carrying value of such assets may not be recoverable, such as a significant decrease in market value of the assets or a significant change in our business conditions. If we determine that the carrying value of an asset is not recoverable based on expected undiscounted future cash flows, excluding interest charges, we record an impairment loss equal to the excess of the carrying amount of the asset over its fair value. The fair value of assets is determined based on prices of similar assets adjusted for their remaining useful life. We recorded asset impairments of $1.1 million in fiscal 2011, which included $1.0 million related to assets held for sale.

(p) Share-Based Compensation. Compensation expense is recorded for restricted stock awards under the fair value method. On performance share unit awards, we applied a discount due to the required eighteen month holding period subsequent to vesting. We recorded the recurring pretax compensation expense relating to restricted stock awards, stock options and performance share unit awards of $14.9 million, $9.3 million and $6.9 million for fiscal 2013, 2012 and 2011, respectively.

(q) Foreign Currency Re-measurement and Translation. In accordance ASC Topic 830, *Foreign Currency Matters*, the functional currency for our Mexico operations is the U.S. dollar. Adjustments resulting from the re-measurement of the local currency financial statements into the U.S. dollar functional currency, which uses a combination of current and historical exchange rates, are included in other income in the current period. Net foreign currency re-measurement gains (losses) were $(0.1) million, $(0.4) million and $(0.4) million for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011, respectively.

The functional currency for our Canadian operations is the Canadian dollar. Translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reported separately in accumulated other comprehensive income in stockholders' equity. The net foreign currency gains (losses) included in other income for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011 was

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

$0.4 million, $0.2 million and $(0.1) million. Net foreign currency translation adjustment, net of tax, and included in other comprehensive income was $(0.1) million for the fiscal year ended November 3, 2013 and was immaterial for each of the fiscal years ended October 28, 2012 and October 30, 2011.

(r) Contingencies. We establish reserves for estimated loss contingencies and unasserted claims when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves are related primarily to litigation and environmental matters. Revisions to contingent liability reserves are reflected in income in the period in which there are changes in facts and circumstances that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. We estimate the probable cost by evaluating historical precedent as well as the specific facts relating to each particular contingency (including the opinion of outside advisors, professionals and experts). Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required and would be recognized in the period the new information becomes known.

(s) Beneficial conversion features and dividend policy. Our Convertible Preferred Stock contained beneficial conversion features. Prior to the Amendment Agreement, discussed in Note 13, our policy was to recognize beneficial conversion feature charges on paid-in-kind dividends based on a daily dividend recognition and the daily closing stock price of our Common Stock. We believe this recognition policy was reasonable as our policy matched the legal transfer and conversion rights of the majority shareholder.

At any time prior to the Dividend Rate Reduction Event, if dividends were not declared in cash on the applicable dividend declaration date, the rate at which the dividends were payable was at least 12% per annum. Prior to the vote of the Dividend Payment Committee, the Company was obligated to the 12% dividend rate. Therefore, we accrued dividends based on the 12% rate and if and when we determined the dividends would be paid at a different rate due to either cash payment on the applicable dividend declaration date or obtaining a waiver, we recorded a subsequent benefit of the excess 4% accrual upon our board's declaration of a cash dividend and reverse the beneficial conversion feature charge associated with such accrual.

(t) Income taxes. The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Our provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state, Canadian federal and provincial as well as Mexican federal jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

In assessing the realizability of deferred tax assets, we must consider whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. We consider all available evidence, both positive and negative, in determining whether a valuation allowance is required. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment, and judgment is required in considering the relative weight of negative and positive evidence. At November 3, 2013 and October 28, 2012, we had a full valuation allowance in the amount of $4.0 million and $4.7 million, respectively, on the deferred tax assets of Robertson Building Systems Ltd., our Canadian subsidiary.

(u) Reclassifications. Certain reclassifications have been made to the prior period amounts in our consolidated balance sheets, consolidated cash flows and notes to the consolidated financial statements to conform to the current presentation. The net effect of these reclassifications was not material to our consolidated financial statements.

3. ACCOUNTING PRONOUNCEMENTS

Adopted Accounting Pronouncements

Presentation of Comprehensive Income Adoption

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05") which amends its guidance on the presentation of comprehensive income to increase the prominence of items reported in other comprehensive income. The new guidance requires that all components of comprehensive income in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12") which indefinitely deferred the guidance related to the presentation on the face of the financial statements of the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. These amendments are to be applied retrospectively. We adopted ASU 2011-05 and ASU 2011-12 in our first quarter of fiscal 2013. The adoption of ASU 2011-05 and ASU 2011-12 did not have any impact on our consolidated financial statements.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which requires that companies present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. This accounting guidance is effective for our first quarter in fiscal 2014 and is only expected to impact the presentation of our consolidated financial statements and related notes.

4. ACQUISITION

On June 22, 2012, we completed the acquisition of Metl-Span LLC, a Texas limited liability company ("Metl-Span"). Pursuant to the terms of the Equity Purchase Agreement, dated as of May 2, 2012, as amended (the "Equity Purchase Agreement"), among VSMA, Inc., Metl-Span, NCI and BlueScope Steel North America Corporation, NCI Group, Inc. acquired all of the outstanding membership interests of Metl-Span for approximately $145.7 million in cash (the "Acquisition"), which includes $4.7 million of cash acquired. Upon the closing of the Acquisition, Metl-Span became a direct, wholly-owned subsidiary of NCI Group, Inc. Effective October 29, 2012, Metl-Span merged with and into NCI Group, Inc., with NCI Group, Inc. being the lone survivor. Metl-Span's operations are now conducted through NCI Group, Inc. and its results are included in the results of our metal components segment. The Acquisition has strengthened our position as a leading fully integrated supplier to the nonresidential building products industry in North America, providing our customers a comprehensive suite of building products.

Accordingly, the results of Metl-Span's operations from June 22, 2012 are included in our consolidated financial statements. In fiscal 2013, Metl-Span, after completion of certain operational integration activities, contributed revenue and operating income of $189.5 million and $13.3 million, respectively. For the period from June 22, 2012 to October 28, 2012, Metl-Span contributed revenue and operating income of $64.0 million and $4.7 million, respectively. Metl-Span assets acquired through the Acquisition include five manufacturing facilities in the United States serving the nonresidential building products market with cost-effective and energy efficient insulated metal wall and roof panels. This Acquisition resulted in goodwill of $70.0 million. During fiscal 2012, we recognized $5.0 million in acquisition-related costs.

4. ACQUISITION – (continued)

We report on a fiscal year that ends the Sunday closest to October 31. Metl-Span previously reported on a calendar year that ended on June 30. The unaudited pro forma financial information in the table below was prepared based on financial information for Metl-Span for the calendar months of October through September. The unaudited pro forma financial information for fiscal 2012 and fiscal 2011 give effect to the transaction as if it had occurred at the beginning of the earliest fiscal period presented. The fiscal 2013 consolidated financial statements of NCI includes Metl-Span for the entire fiscal year.

This unaudited pro forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the dates presented and should not be taken as representative of our future consolidated results of operations. We have not finalized our integration plans. Accordingly, this pro forma information does not include all costs related to the integration. We also expect to realize operating synergies from consolidating procurement activities. The pro forma information does not reflect these potential synergies or expense reductions.

(In thousands except per share amounts)	Unaudited Pro Forma Fiscal Year Ended October 28, 2012	Unaudited Pro Forma Fiscal Year Ended October 30, 2011
Sales	$1,261,284	$1,123,919
Net income (loss)	$ 10,444	$ (10,706)
Net loss applicable to common shares	$ (66,589)	$ (48,222)
Loss per common share:		
Basic	$ (3.52)	$ (2.63)
Diluted	$ (3.52)	$ (2.63)

The following table summarizes the final fair values of the assets acquired and liabilities assumed as part of the Acquisition:

(In thousands)	June 22, 2012
Current assets	$ 35,197
Current deferred income taxes	1,166
Property, plant and equipment	57,571
Intangible assets	32,760
Assets acquired	$126,694
Current liabilities	$ 22,242
Deferred income taxes	27,404
Lease liability	1,392
Liabilities assumed	$ 51,038
Fair value of net assets acquired	$ 75,656
Total consideration paid	145,682
Goodwill	$ 70,026

The purchase price was subject to a post-closing adjustment based on Metl-Span's cash, working capital, indebtedness, transaction expenses and accrued employee bonuses at closing. As a result, the fair value of certain assets acquired and liabilities assumed were finalized during the third quarter of fiscal 2013, including the finalization of certain contingent assets and liabilities which resulted in a $1.5 million decrease in goodwill during the third quarter of fiscal 2013.

The long-term deferred tax liability primarily relates to differences between the book basis and tax basis of property, plant and equipment and intangible assets, which were written up to fair market value for book purposes when accounting for the Acquisition and are not deductible for tax purposes.

4. ACQUISITION – (continued)

The amount allocated to intangible assets was attributed to the following categories (in thousands):

		Lives
Trade names	$ 9,600	15 years
Backlog	1,410	3 months
Supplier relationships	150	3 years
Customer lists and relationships	21,600	12 years
	$32,760	

These intangible assets are amortized on a basis consistent with the expected future cash flows.

The excess of the purchase price over the fair values of assets acquired and liabilities assumed was allocated to goodwill. Goodwill of $70.0 million was recorded in our metal components segment. None of the goodwill recorded as a result of this transaction is expected to be deductible for tax purposes.

5. GAIN ON INSURANCE RECOVERY

On August 6, 2013, our metal coil coating segment facility in Jackson, Mississippi experienced a fire caused by an exhaust fan failure that damaged the roof and walls of two curing ovens. The ovens were repaired and operations resumed in September 2013. In the fourth quarter of fiscal 2013, we received $1.0 million from insurance proceeds, which have been separately stated as "Gain on insurance recovery" on our consolidated statement of operations. These insurance proceeds were used to purchase assets to rebuild the roof and walls of the affected assets. The new assets were capitalized and depreciated over their estimated useful life of 10 years. Over the next year, we anticipate recouping additional equipment costs from our insurance carriers and will record these amounts when received or assured.

6. RESTRICTED CASH

We have entered into a cash collateral agreement with our agent bank to secure letters of credit. The restricted cash is invested in a bank account securing our agent bank. As of November 3, 2013, we no longer had cash collateralized letters of credit outstanding. As of October 28, 2012, we had restricted cash in the amount of $1.4 million as collateral related to our $1.4 million of letters of credit for certain insurance policies, exclusive of letters of credit under our Amended ABL Facility. See Note 12 — Long-Term Debt and Note Payable to the consolidated financial statements for more information on the material terms of our Amended ABL Facility. Restricted cash as of October 28, 2012 is classified as current as the underlying letters of credit expire within one year of that date.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Our goodwill balance and changes in the carrying amount of goodwill by operating segment are as follows (in thousands):

	Metal Coil Coating	Metal Components	Engineered Building Systems	Total
Balance as of October 30, 2011	$—	$ —	$5,200	$ 5,200
Additions	—	71,546	—	71,546
Balance as of October 28, 2012	—	$71,546	$5,200	$76,746
Finalization of purchase price allocation	—	(1,520)	—	(1,520)
Balance as of November 3, 2013	**$—**	**$70,026**	**$5,200**	**$75,226**

In accordance with ASC Topic 350, *Intangibles — Goodwill and Other*, goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly

7. GOODWILL AND OTHER INTANGIBLE ASSETS – (continued)

reviewed by management. Management has determined that we have two reporting units for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment. Our metal components and engineered building systems segments each have one reporting unit for the purpose of allocating goodwill.

At the beginning of the fourth quarter of each fiscal year, we perform an annual assessment of the recoverability of goodwill and indefinite lived intangibles. Additionally, we assess goodwill and indefinite lived intangibles for impairment whenever events or changes in circumstances indicate that such carrying values may not be recoverable. We completed our annual assessment of the recoverability of goodwill and indefinite lived intangibles in the fourth quarter of fiscal 2013 and determined that no impairments of our goodwill or long-lived intangibles were required.

The following table represents all our intangible assets activity for the fiscal years ended November 3, 2013 and October 28, 2012 (in thousands):

	Range of Life (Years)	November 3, 2013	October 28, 2012
Amortized intangible assets:			
Cost:			
Trade names	15	**$ 15,187**	$ 15,187
Backlog	0.25	**1,410**	1,410
Customer lists and relationships	12 – 15	**30,310**	30,310
Non-competition agreements	5 – 10	**8,132**	8,132
Supplier relationships	3	**150**	150
Property rights	7	**990**	990
		$ 56,179	$ 56,179
Accumulated Amortization:			
Trade names		**$ (4,061)**	$ (3,048)
Backlog		**(1,410)**	(1,410)
Customer lists and relationships		**(6,660)**	(4,279)
Non-competition agreements		**(7,471)**	(6,862)
Supplier relationships		**(67)**	(17)
Property rights		**(990)**	(990)
		$(20,659)	$(16,606)
Net book value		**$ 35,520**	$ 39,573
Indefinite-lived intangible assets:			
Trade names		**$ 13,455**	$ 13,455
Total intangible assets at net book value		**$ 48,975**	$ 53,028

The Star and Ceco trade name assets have an indefinite life and are not amortized, but are reviewed annually and tested for impairment. These trade names were determined to have indefinite lives due to the length of time the trade names have been in place, with some having been in place for decades. Our intentions are to maintain these trade names indefinitely.

All other intangible assets are amortized on a basis consistent with the expected future cash flows over their expected useful lives. As of November 3, 2013 and October 28, 2012, the weighted average amortization period for all our intangible assets was 13.3 years and 13.2 years, respectively.

7. GOODWILL AND OTHER INTANGIBLE ASSETS – (continued)

Amortization expense of intangibles was $4.1 million, $4.0 million and $2.1 million for fiscal 2013, 2012 and 2011, respectively. We expect to recognize amortization expense over the next five fiscal years as follows (in thousands):

2014	$4,053
2015	3,477
2016	3,392
2017	3,393
2018	3,393

In accordance with ASC Topic 350, *Intangibles — Goodwill and Other*, we evaluate the remaining useful life of these intangible assets on an annual basis. We also review for recoverability of indefinite-lived intangibles when events or changes in circumstances indicate the carrying values may not be recoverable in accordance with ASC Topic 360, *Property, Plant and Equipment.*

8. SHARE-BASED COMPENSATION

Our 2003 Long-Term Stock Incentive Plan ("Incentive Plan") is an equity-based compensation plan that allows us to grant a variety of types of awards, including stock options, restricted stock, restricted stock units, stock appreciation rights, performance share units ("PSUs"), phantom stock awards and cash awards. As of November 3, 2013, and for all periods presented, our share-based awards under this plan have consisted of restricted stock grants, PSUs and stock option grants, none of which can be settled through cash payments. Both our stock options and restricted stock awards are subject only to vesting requirements based on continued employment at the end of a specified time period and typically vest over four years or earlier upon death, disability or a change in control. However, our annual restricted stock awards also vest upon attainment of age 65 and, only in the case of certain special one-time restricted stock awards, a portion vest on termination without cause or for good reason, as defined by the agreements governing such awards.

As a general rule, awards terminate on the earlier of (i) 10 years from the date of grant, (ii) 30 days after termination of employment or service for a reason other than death, disability or retirement, (iii) one year after death or (iv) one year for incentive stock options or five years for other awards after disability or retirement. Awards are non-transferable except by disposition on death or to certain family members, trusts and other family entities as the Compensation Committee of our Board of Directors (the "Committee") may approve. Awards may be paid in cash, shares of our common stock or a combination, in lump sum or installments and currently or by deferred payment, all as determined by the Committee. In addition, our December 11, 2009 stock option grants contain restrictions on the employees' ability to exercise and sell the options prior to January 1, 2013, or if earlier, the employees' death, disability, or qualifying termination (as defined in the Incentive Plan), or upon a change in control of the Company. A total of approximately 2,770,000 and 1,230,000 shares were available at November 3, 2013 and October 28, 2012, respectively, under the Incentive Plan for the further grants of awards.

On August 1, 2012, we granted performance stock unit awards with a fair value of $12.0 million or 1,027,500 units. NCI entered into a Performance Share Award Agreement with each executive who received a grant of PSUs.

The purpose of the PSU grants is to closely align the incentive compensation of the executive leadership team for the duration of the three-year performance cycle (beginning on July 1, 2012 and ending on June 30, 2015) with returns to NCI's shareholders and thereby further motivate the executive leadership team to create sustained value for NCI shareholders. The design of the PSU grants effectuates this purpose by placing a material amount of incentive compensation for each executive at risk and by offering extraordinary reward for the attainment of extraordinary results. Design features of the PSU grants that are in furtherance of this purpose include the following: (1) Unless the Board determines otherwise, the one-time grant of PSUs is in lieu of annual time-vesting restricted stock awards that would otherwise be granted to these executives in

8. SHARE-BASED COMPENSATION – (continued)

accordance with NCI's current grant practices in December of 2012, 2013 and 2014. (2) The vesting of the PSUs is based solely on "absolute" total shareholder return ("TSR"), rather than based on a comparison to the returns of a peer group. (3) TSR must be sustained through the end of the three-year performance period, rather than at any point during the performance period, and TSR achievement during the performance period that is not sustained through the end of the performance period will not result in vesting of the PSUs. (4) The ultimate number of shares to be issued pursuant to the PSU awards will vary in proportion to the TSR achieved during the performance period, with no shares being issued if the 20-day volume weighted average common share trading price is at or below $10 per share at the end of the performance period; the target number of shares (1,027,500) being issued if the 20-day volume weighted average share price is $20 per share at the end of the performance period; the maximum number of shares (3,082,500) being issued if the 20-day volume weighted average share price is $30 per share at the end of the performance period. (5) Unless there is a Qualifying Termination (as defined in the Performance Share Award Agreement), the PSUs of an executive will be forfeited upon an executive's termination of employment during the performance period.

The fair value and compensation expense of the PSU grant was estimated based on the Company's stock price as of the date of grant using a Monte Carlo simulation. Though the value of the PSU grant may change for each participant, the compensation expense recorded by the Company is determined on the date of grant. Expected volatility is based on historical volatility of our stock over a preceding period commensurate with the expected term of the PSU. The expected volatility considers factors such as the volatility of our share price, implied volatility of our share price, length of time our shares have been publicly traded, appropriate and regular intervals for price observations and our corporate and capital structure. The forfeiture rate in our calculation of share-based compensation expense for the PSUs is based on historical experience and is estimated at 0% for our officers. The risk-free rate for the expected term of the PSU is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the Monte Carlo simulation since we historically have not paid dividends on our common shares and have no current plans to do so in the future. We applied a discount due to the required eighteen month holding period subsequent to vesting.

Our PSUs vest pro rata if an executive's employment terminates prior to the three-year performance period ending on June 30, 2015 due to death, disability, or termination by NCI without cause or by the executive with good reason. If the executive's employment terminates for any other reason prior to the end of the performance period, all PSUs are forfeited. If a change in control of NCI occurs prior to the end of the performance period, the performance period will immediately end at the time of the change in control and an executive will earn a percentage of the target number of PSUs based on the TSR achieved determined by reference to the value of NCI common stock at the time of the change in control.

Since December 2006, the Committee's policy has been to provide for grants of restricted stock once per year, with the size of the awards based on a dollar amount set by the Committee. For executive officers and designated members of senior management, a portion of the award may be fixed and a portion may be subject to adjustment, up or down, depending on the average rate of growth in NCI's earnings per share over the three fiscal years ended prior to the award date. The number of shares awarded on the grant date equals the dollar value specified by the Committee (after adjustment with regard to the variable portion) divided by the closing price of the stock on the grant date, or if the grant date is not a trading day, the trading day prior to the grant date. All restricted stock awards to all award recipients, including executive officers, are subject to a cap in value set by the Committee.

Our option awards and restricted stock awards are typically subject to graded vesting over a service period, which is typically four years. We recognize compensation cost for these awards on a straight-line basis over the requisite service period for each annual award grant. In addition, certain of our awards provide for accelerated vesting upon qualified retirement, after a change of control or upon termination without cause or

8. SHARE-BASED COMPENSATION – (continued)

for good reason. We recognize compensation cost for such awards over the period from grant date to the date the employee first becomes eligible for retirement.

The fair value of each option award is estimated as of the date of grant using a Black-Scholes-Merton option pricing formula. Expected volatility is based on normalized historical volatility of our stock over a preceding period commensurate with the expected term of the option and adjusted to exclude the increased volatility associated with the refinancing the Company experienced in fiscal 2009 because this volatility is not relevant to the expected future volatility of the stock. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since we do not currently pay dividends on our Common Stock and have no current plans to do so in the future. We have estimated a forfeiture rate of 10% for our non-officers and 0% for our officers in our calculation of share-based compensation expense for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011. These estimates are based on historical forfeiture behavior exhibited by our employees.

The weighted average assumptions for the equity awards granted on December 17, 2012, December 15, 2011 and December 14, 2010 are noted in the following table:

	December 17, 2012	December 15, 2011	December 14, 2010
Expected volatility	55.24%	54.69%	51.53%
Expected term (in years)	5.75	5.75	5.75
Risk-free interest rate	0.90%	1.02%	1.21%

During fiscal 2013, 2012 and 2011, we granted 2,101, 92,832 and 121,669 stock options, respectively, and the weighted average grant-date fair value of options granted during fiscal 2013, 2012 and 2011 was $7.22, $5.12 and $5.78, respectively.

The following is a summary of stock option transactions during fiscal 2013, 2012 and 2011 (in thousands, except weighted average exercise prices and weighted average remaining life):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Balance October 31, 2010	1,902	$ 17.33		
Granted	122	12.00		
Cancelled	(5)	(92.80)		
Balance October 30, 2011	2,019	$ 16.85		
Granted	93	10.18		
Cancelled	(12)	(94.54)		
Balance October 28, 2012	2,100	$ 16.11		
Granted	2	14.28		
Exercised	(76)	(8.85)		
Cancelled	(18)	(111.55)		
Balance November 3, 2013	**2,008**	**$ 15.55**	**6.0 years**	**$10,246**
Exercisable at November 3, 2013	**1,392**	**$ 18.30**	**5.9 years**	**$ 7,092**

8. SHARE-BASED COMPENSATION – (continued)

There were no options exercised during fiscal 2012 or 2011. The following summarizes additional information concerning outstanding options at November 3, 2013 (in thousands, except weighted average remaining life and weighted average exercise prices):

Options Outstanding		
Number of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
1,922	6.3 years	$ 9.12
34	0.5 years	141.79
45	0.8 years	161.07
7	2.1 years	225.99
2,008	6.0 years	$ 15.55

The following summarizes additional information concerning options exercisable at November 3, 2013 (in thousands, except weighted average exercise prices):

Options Exercisable	
Number of Options	Weighted Average Exercise Price
1,306	$ 9.02
34	141.79
45	161.07
7	225.99
1,392	$ 18.30

The fair value of restricted stock awards classified as equity awards is based on the Company's stock price as of the date of grant. During fiscal 2013, 2012 and 2011, we granted restricted stock awards with a fair value of $6.3 million or 442,198 shares, $7.1 million or 696,578 shares and $6.2 million or 515,053 shares, respectively. Restricted stock transactions during fiscal 2013, 2012 and 2011 were as follows (in thousands, except weighted average grant prices):

	Number of Shares	Weighted Average Grant Price
Balance October 31, 2010	1,697	$17.70
Granted	515	12.00
Vested	(375)	9.11
Forfeited	(61)	10.35
Balance October 30, 2011	1,776	$18.11
Granted	697	10.19
Vested	(494)	9.75
Forfeited	(69)	10.38
Balance October 28, 2012	1,910	$17.66
Granted	442	14.28
Vested	(612)	9.98
Forfeited	(48)	11.72
Balance November 3, 2013	**1,692**	**$19.72**

The total recurring pre-tax share-based compensation cost that has been recognized in results of operations was $14.9 million, $9.3 million and $6.9 million for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011, respectively. Of these amounts, $14.2 million, $8.8 million and $6.6 million were included in engineering, selling, general and administrative expense for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011, respectively, with the remaining costs in each period in cost of goods sold. As of November 3, 2013, we do not have any amounts capitalized for

8. SHARE-BASED COMPENSATION – (continued)

share-based compensation cost in inventory or similar assets. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $5.7 million, $3.6 million and $2.7 million for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011, respectively. As of November 3, 2013 and October 28, 2012, there was approximately $18.2 million and $27.0 million, respectively, of total unrecognized compensation cost related to share-based compensation arrangements and this cost is expected to be recognized over a weighted-average remaining period of 2.3 years and 2.6 years, respectively.

Cash received from option exercises from a retired executive due to expiration in accordance with the terms of the agreement was $0.7 million during fiscal 2013. The actual tax benefit realized for the tax deductions from option exercises totaled $0.2 million for fiscal 2013. There was no cash received from option exercises during fiscal 2012 or 2011.

9. LOSS PER COMMON SHARE

Basic loss per common share is computed by dividing net loss allocated to common shares by the weighted average number of common shares outstanding. Diluted income per common share, if applicable, considers the dilutive effect of common stock equivalents. The reconciliation of the numerator and denominator used for the computation of basic and diluted loss per common share is as follows (in thousands, except per share data):

	Fiscal Year Ended		
	November 3, 2013	**October 28, 2012**	**October 30, 2011**
Numerator for Basic and Diluted Loss Per Common Share			
Net loss allocated to common shares[(1)]	**$(12,885)**	$(72,120)	$(47,466)
Denominator for Basic and Diluted Loss Per Common Share			
Weighted average common shares outstanding for basic and diluted loss per share	**44,761**	18,932	18,369
Basic and Diluted loss per common share	**$ (0.29)**	$ (3.81)	$ (2.58)

(1) Participating securities consist of the holders of the Convertible Preferred Stock, as defined below, for the period prior to its conversion to Common Stock of the Company and the unvested restricted Common Stock related to our Incentive Plan. These participating securities do not have a contractual obligation to share in losses; therefore, no losses were allocated in any periods presented above. The Convertible Preferred Stock was converted into shares of our Common Stock in the third quarter of fiscal 2013. The Unvested Common Stock related to our Incentive Plan will be allocated earnings when applicable.

On May 14, 2013, the CD&R Funds, the holders of 339,293 Preferred Shares, as defined below, delivered a formal notice requesting the Conversion of all of their Preferred Shares into shares of our Common Stock. In connection with the Conversion request, we have issued the CD&R Funds 54,136,817 shares of our Common Stock. The Conversion eliminated all the outstanding Convertible Preferred Stock during our third quarter of fiscal 2013.

We calculate earnings per share using the "two-class" method, whereby unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are "participating securities" and, therefore, these participating securities are treated as a separate class in computing earnings per share. The calculation of earnings per share for Common Stock presented here excludes the income, if any, attributable to our Series B Cumulative Convertible Participating Preferred Stock ("Convertible Preferred Stock," and shares thereof, "Preferred Shares") for the period prior to their Conversion to Common Stock of

9. LOSS PER COMMON SHARE – (continued)

the Company and the unvested restricted stock awards from the numerator and excludes the dilutive impact of those shares from the denominator. The Convertible Preferred Stock was converted into shares of our Common Stock in the third quarter of fiscal 2013. There was no income amount attributable to Preferred Shares or unvested restricted stock for fiscal 2013, 2012 and 2011 as the Preferred Shares and unvested restricted stock do not share in the net losses. However, in periods of net income, a portion of this income will be allocable to the unvested restricted stock.

For the fiscal years ended November 3, 2013 and October 28, 2012, all options, unvested restricted shares and PSUs were anti-dilutive due to the losses incurred and, therefore, not included in the diluted loss per common share calculation.

10. OTHER ACCRUED EXPENSES

Other accrued expenses are comprised of the following (in thousands):

	November 3, 2013	October 28, 2012
Accrued warranty obligation and deferred warranty revenue	**$22,673**	$23,236
Other accrued expenses	**38,593**	38,699
Total other accrued expenses	**$61,266**	$61,935

11. WARRANTY

The following table represents the rollforward of our accrued warranty obligation and deferred warranty revenue activity for the fiscal years ended November 3, 2013 and October 28, 2012 (in thousands):

	November 3, 2013	October 28, 2012
Beginning balance	**$23,236**	$17,941
Warranties sold	**3,946**	3,303
Revenue recognized	**(2,050)**	(1,933)
Cost incurred and other[1]	**(2,459)**	3,925
Ending balance	**$22,673**	$23,236

(1) Fiscal 2013 and 2012 primarily represents the fair value of accrued warranty obligations and related adjustments in the amount of $1.6 million assumed in the Metl-Span acquisition. Metl-Span offers weathertightness warranties on its wall and roof panels. Weathertightness warranties are offered in various configurations for terms from five to twenty years, prorated or non-prorated and on a no dollar limit basis, as required by the buyer. These warranties are available only if certain conditions, some of which relate to installation, are met.

12. LONG-TERM DEBT AND NOTE PAYABLE

Debt is comprised of the following (in thousands):

	November 3, 2013	October 28, 2012
Credit Agreement, due June 2019 (variable interest, at 4.25% on November 3, 2013)	**$237,775**	$ —
Credit Agreement, due May 2018 (variable interest, at 8.0% on October 28, 2012)	**—**	248,750
Amended Asset-Based Lending Facility, due May 2017 (interest at 4.75%)	**—**	—
Unamortized discount on Credit Agreement, net	**—**	(11,806)
Current portion of long-term debt	**(2,384)**	(2,500)
Total long-term debt, less current portion	**$235,391**	$234,444

The scheduled maturity of our debt is as follows (in thousands):

2014	$ 2,384
2015	2,384
2016	2,384
2017	2,384
2018 and thereafter	228,239
	$237,775

Summary

On June 24, 2013, the Company entered into Amendment No. 1 (the "Amendment") to its existing Credit Agreement (the "Credit Agreement"), dated as of June 22, 2012, between NCI, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other financial institutions party thereto from time to time (the "Term Loan Facility"), primarily to extend the maturity date and reduce the interest rate applicable to all of the outstanding term loans under the Term Loan Facility. As a result of the Amendment, in fiscal 2013, we recognized a debt extinguishment charge of approximately $21.5 million, related to the write-off of non-cash existing deferred debt issuance costs, non-cash initial debt discount write-off, prepayment penalty and fees to lenders.

Pursuant to the Amendment, the maturity date of the $238 million of outstanding term loans (the "Initial Term Loans") was extended and such loans were converted into a new tranche of term loans (the "Tranche B Term Loans") that will mature on June 24, 2019 and, prior to such date, will amortize in nominal quarterly installments equal to one percent of the aggregate initial principal amount thereof per annum. At November 3, 2013 and October 28, 2012, the interest rate on the term loan under our Credit Agreement was 4.25% and 8.0%, respectively.

In addition to our Credit Agreement, we have entered into the Amended ABL Facility which allows aggregate maximum borrowings of up to $150.0 million. Borrowing availability on the Amended ABL Facility is determined by a monthly borrowing base collateral calculation that is based on specified percentages of the value of qualified cash, eligible inventory and eligible accounts receivable, less certain reserves and subject to certain other adjustments. The Amended ABL Facility has a maturity of May 2, 2017 and includes borrowing capacity of up to $30 million for letters of credit and up to $10 million for swingline borrowings.

Credit Agreement

On June 24, 2013, the Company entered into the Amendment to the Credit Agreement, dated as of June 22, 2012, between NCI, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other financial institutions party thereto from time to time, primarily to

12. LONG-TERM DEBT AND NOTE PAYABLE – (continued)

extend the maturity date and reduce the interest rate applicable to all of the outstanding term loans under the Term Loan Facility. As a result of the Amendment, in fiscal 2013, we recognized a debt extinguishment charge of approximately $21.5 million, related to the write-off of non-cash existing deferred debt issuance costs, non-cash initial debt discount write-off, prepayment penalty and fees to the lenders.

Pursuant to the Amendment, the maturity date of $238 million of Initial Term Loans was extended and such loans were converted into the Tranche B Term Loans that will mature on June 24, 2019 and, prior to such date, will amortize in nominal quarterly installments equal to one percent of the aggregate initial principal amount thereof per annum. Pursuant to the Amendment, the Tranche B Term Loans will bear interest at a floating rate measured by reference to, at NCI's option, either (i) an adjusted LIBOR not less than 1.00% plus a borrowing margin of 3.25% per annum or (ii) an alternate base rate plus a borrowing margin of 2.25% per annum. At November 3, 2013 and October 28, 2012, the interest rate on the term loan under our Credit Agreement was 4.25% and 8.0%, respectively. Overdue amounts will bear interest at a rate that is 2% higher than the rate otherwise applicable.

The Tranche B Term Loans are secured by the same collateral and guaranteed by the same guarantors as the Initial Term Loans under the Term Loan Facility. Voluntary prepayments of the Tranche B Term Loans are permitted at any time, in minimum principal amounts, without premium or penalty, subject to a 1.00% premium payable in connection with certain repricing transactions within the first six months.

Pursuant to the Amendment, NCI will no longer be subject to a financial covenant requiring NCI to maintain a specified consolidated secured debt to EBITDA leverage ratio for specified periods. The Amendment also includes certain other changes to the Term Loan Facility.

Subject to certain exceptions, the term loan under the Amendment will be subject to mandatory prepayment in an amount equal to:

- the net cash proceeds of (1) certain asset sales, (2) certain debt offerings, and (3) certain insurance recovery and condemnation events; and
- 50% of annual excess cash flow (as defined in the Amendment), subject to reduction to 0% if specified leverage ratio targets are met.

On June 22, 2012, in connection with the Acquisition, the Company entered into a Credit Agreement among the Company, as Borrower, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (the "Term Agent"), and the lenders party thereto. The Credit Agreement provided for a term loan credit facility in an aggregate principal amount of $250.0 million. Proceeds from borrowings under the Credit Agreement were used, together with cash on hand, (i) to finance the Acquisition, (ii) to extinguish the existing amended and restated credit agreement, due April 2014 (the "Refinancing"), and (iii) to pay fees and expenses incurred in connection with the Acquisition and the Refinancing. The Credit Agreement was issued at 95% of face value, which resulted in a note discount of $12.5 million. Prior to the Amendment, the note discount was amortized over the life of the loan through May 2, 2018 using the effective interest method.

During fiscal 2012, we recognized a non-cash debt extinguishment charge of $5.1 million, related to the deferred financing costs of the amended and restated credit agreement, due April 2014.

The Credit Agreement contains a number of covenants that, among other things, will limit or restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, make dividends and other restricted payments, create liens securing indebtedness, engage in mergers and other fundamental transactions, enter into restrictive agreements, amend certain documents in respect of other indebtedness, change the nature of their business and engage in certain transactions with affiliates.

12. LONG-TERM DEBT AND NOTE PAYABLE – (continued)

Amended ABL Facility

On May 2, 2012, we entered into an Amended Asset-Based Lending Facility ("Amended ABL Facility") to (i) permit the Acquisition, the entry by the Company into the Credit Agreement and the incurrence of debt thereunder and the repayment of existing indebtedness under NCI's existing term loan, (ii) increase the amount available for borrowing thereunder to $150 million (subject to a borrowing base), (iii) increase the amount available for letters of credit thereunder to $30 million, and (iv) extend the final maturity thereunder to May 2, 2017.

As a result of the amendment to the ABL Facility, in fiscal 2012, we recognized a non-cash charge of $1.3 million, related to the deferred financing costs.

Borrowing availability under the Amended ABL Facility is determined by a monthly borrowing base collateral calculation that is based on specified percentages of the value of qualified cash, eligible inventory and eligible accounts receivable, less certain reserves and subject to certain other adjustments. At November 3, 2013 and October 28, 2012, our excess availability under the Amended ABL Facility was $123.2 million and $111.1 million, respectively. At both November 3, 2013 and October 28, 2012, we had no revolving loans outstanding under the Amended ABL Facility. In addition, at November 3, 2013 and October 28, 2012, standby letters of credit related to certain insurance policies totaling approximately $10.2 million and $8.5 million, respectively, were outstanding but undrawn under the Amended ABL Facility.

The Amended ABL Facility contains a number of covenants that, among other things, limit or restrict our ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, engage in sale and leaseback transactions, prepay other indebtedness, modify organizational documents and certain other agreements, create restrictions affecting subsidiaries, make dividends and other restricted payments, create liens, make investments, make acquisitions, engage in mergers, change the nature of their business and engage in certain transactions with affiliates.

The Amended ABL Facility includes a minimum fixed charge coverage ratio of one to one, which will apply if we fail to maintain a specified minimum borrowing capacity. The minimum level of borrowing capacity as of both November 3, 2013 and October 28, 2012 was $18.5 million and $16.7 million, respectively. Although our Amended ABL Facility did not require any financial covenant compliance, at November 3, 2013 and October 28, 2012, our fixed charge coverage ratio as of those dates, which is calculated on a trailing twelve month basis, was 2.29:1.00 and 4.09:1.00, respectively.

Loans under the Amended ABL Facility bear interest, at our option, as follows:

(1) Base Rate loans at the Base Rate plus a margin. The margin ranges from 1.50% to 2.00% depending on the quarterly average excess availability under such facility, and

(2) LIBOR loans at LIBOR plus a margin. The margin ranges from 2.50% to 3.00% depending on the quarterly average excess availability under such facility.

At both November 3, 2013 and October 28, 2012, the interest rate on our Amended ABL Facility was 4.75%. During an event of default, loans under the Amended ABL Facility will bear interest at a rate that is 2% higher than the rate otherwise applicable. "Base rate" is defined as the higher of the Wells Fargo Bank, N.A. prime rate or the overnight Federal Funds rate plus 0.5% and "LIBOR" is defined as the applicable London interbank offered rate adjusted for reserves.

Deferred Financing Costs

At November 3, 2013 and October 28, 2012, the unamortized balance in deferred financing costs related to both the Credit Agreement and the Amended ABL Facility was $4.3 million and $11.0 million, respectively.

12. LONG-TERM DEBT AND NOTE PAYABLE – (continued)

Insurance Note Payable

As of November 3, 2013 and October 28, 2012, we had outstanding a note payable in the amount of $0.6 million and $0.5 million, respectively, related to financed insurance premiums. Insurance premium financings are generally secured by the unearned premiums under such policies.

13. SERIES B CUMULATIVE CONVERTIBLE PARTICIPATING PREFERRED STOCK

The CD&R Equity Investment

On August 14, 2009, the Company entered into an Investment Agreement (as amended, the "Investment Agreement"), by and between the Company and CD&R Fund VIII, pursuant to which the Company agreed to issue and sell to CD&R Fund VIII, and CD&R Fund VIII agreed to purchase from the Company, for an aggregate purchase price of $250 million (less reimbursement to CD&R Fund VIII or direct payment to its service providers of up to $14.5 million in the aggregate of transaction expenses and a deal fee, paid to Clayton, Dubilier & Rice, Inc., the manager of CD&R Fund VIII, of $8.25 million), 250,000 shares of Convertible Preferred Stock. Pursuant to the Investment Agreement, on October 20, 2009 (the "Closing Date"), the Company issued and sold to the CD&R Funds, and the CD&R Funds purchased from the Company, an aggregate of 250,000 Preferred Shares, representing approximately 39.2 million shares of Common Stock or 68.4% of the voting power and Common Stock of the Company on an as-converted basis as of the Closing Date (such purchase and sale, the "CD&R Equity Investment"). At November 3, 2013, the CD&R Funds own 72.4% of the voting power and Common Stock of the Company and on October 28, 2012, the CD&R Funds owned 72.7% of the voting power and Common Stock of the Company on an as-converted basis.

In connection with the consummation of the Equity Investment, on October 19, 2009, the Company filed the Certificate of Designations of the Convertible Preferred Stock (the "Certificate of Designations") setting forth the terms, rights, powers, and preferences, and the qualifications, limitations and restrictions thereof, of the Convertible Preferred Stock. Each Preferred Share had an initial liquidation preference of $1,000. As of October 28, 2012, the aggregate liquidation value, including accrued but unpaid dividends was $345.1 million.

Under the Certificate of Designations, as originally adopted, dividends on the Convertible Preferred Stock were payable, on a cumulative daily basis, as and if declared by the board of directors, at a rate per annum of 12% of the sum of the liquidation preference of $1,000 per Preferred Share plus accrued and unpaid dividends thereon or at a rate per annum of 8% of the sum of the liquidation preference of $1,000 per Preferred Share plus any accrued and unpaid dividends thereon if paid in cash on the dividend payment date on which such dividends would otherwise compound. If dividends were not paid on the dividend payment date, either in cash or in kind, such dividends compounded on the dividend payment date.

Under the terms of the Certificate of Designations, we were contractually obligated to pay quarterly dividends to the holders of the Preferred Shares, subject to certain dividend "knock-out" provisions. The dividend "knock-out" provision provided that if, at any time after the 30-month anniversary of the Closing Date of October 20, 2009 (i.e., March 20, 2012), the trading price of the Common Stock exceeds $12.75, which is 200% of the initial conversion price of the Convertible Preferred Stock ($6.374), for each of 20 consecutive trading days, the dividend rate (excluding any applicable adjustments as a result of a default) will become 0.00%.

On May 8, 2012, we entered into an Amendment Agreement (the "Amendment Agreement") with the CD&R Funds, the holders of our Preferred Shares, to eliminate our quarterly dividend obligation on the Preferred Shares. The Amendment Agreement provided for the Certificate of Designations to be amended to terminate the dividend obligation from and after March 15, 2012 (the "Dividend Knock-out"). However, this did not preclude the payment of contingent default dividends, if applicable.

As consideration for the Dividend Knock-out, the CD&R Funds received a total of 37,834 additional shares of Convertible Preferred Stock, representing (i) approximately $6.5 million of dividends accrued from

13. SERIES B CUMULATIVE CONVERTIBLE PARTICIPATING PREFERRED STOCK – (continued)

March 15, 2012 through May 18, 2012 (20 trading days after April 20, 2012, on which date the dividend "knock-out" measurement period commenced) and (ii) approximately $31.4 million in additional liquidation preference of Convertible Preferred Stock, or 10% of the approximate total $313.7 million of accreted value as of May 18, 2012. Upon the closing of the transactions in the Amendment Agreement, the CD&R funds held Convertible Preferred Stock with an aggregate liquidation preference and accrued dividends of approximately $345 million.

On May 14, 2013, the CD&R Funds, the holders of 339,293 Preferred Shares, delivered a formal notice requesting the Conversion of all of their Preferred Shares into shares of our Common Stock. In connection with the Conversion request, we have issued the CD&R Funds 54,136,817 shares of our Common Stock, representing 72.4% of the Common Stock of the Company then outstanding. Under the terms of the Preferred Shares, no consideration was required to be paid by the CD&R Funds to the Company in connection with the Conversion of the Preferred Shares. As a result of the Conversion, the CD&R Funds no longer have rights to default dividends as specified in the Certificate of Designations.

The dividends for the December 15, 2010 and March 15, 2011 dividend payments on the Preferred Shares were paid in cash and totaled $11.0 million. We paid the June 15, 2011, September 15, 2011, December 15, 2011 and March 15, 2012 dividend payments on the Preferred Shares in-kind. As a result of two Consent and Waiver Agreements, the September 15, 2011 and December 15, 2011 dividend payments were paid in-kind, at a pro rata rate of 8% per annum.

On March 15, 2012, the Company paid to the holders of Convertible Preferred Stock, the CD&R Funds, a dividend of 8,924.762 shares of Convertible Preferred Stock for the period from December 16, 2011 to March 15, 2012. On December 15, 2011, the Company paid to the holders of Convertible Preferred Stock, the CD&R Funds, a dividend of 5,833.491 shares of Convertible Preferred Stock for the period from September 16, 2010 to December 15, 2011. On September 15, 2011, the Company paid to the holders of Convertible Preferred Stock, the CD&R Funds, a dividend of 5,781.024 shares of Convertible Preferred Stock for the period from June 16, 2010 to September 15, 2011. On June 15, 2011, the Company paid to the holders of Convertible Preferred Stock, the CD&R Funds, a dividend of 8,416.953 shares of Convertible Preferred Stock for the period from March 16, 2011 to June 15, 2011.

Accounting for Convertible Preferred Stock

The following is a reconciliation of the initial proceeds to the opening balance of our Convertible Preferred Shares (in thousands):

	Convertible Preferred Stock
Initial proceeds	$250,000
Direct transaction costs	(27,730)
Bifurcated embedded derivative liability, net of tax	(641)
Balance at October 20, 2009	**221,629**[(1)]

(1) The $28.4 million difference between the book value and the initial liquidation preference was accreted using the effective interest rate method from the execution of the contract to the milestone redemption right date or 10 years.

13. SERIES B CUMULATIVE CONVERTIBLE PARTICIPATING PREFERRED STOCK – (continued)

The Company's Convertible Preferred Shares balance and changes in the carrying amount of the Convertible Preferred Stock are as follows (in thousands):

	Dividends and Accretion	Convertible Preferred Stock
Balance as of October 30, 2011		$ 273,950
Accretion	1,376	
Accrued paid-in-kind dividends[1]	17,894	
Reversal of additional 4% accrued dividends[2]	(2,917)	
Extinguishment and reissuance	329,647	
Subtotal		346,000
Balance as of October 28, 2012		619,950
Conversion to common stock		(619,950)
Balance as of November 3, 2013		$ —

(1) Dividends were accrued at the 12% rate on a daily basis until the dividend declaration date.

(2) The reversal of the additional 4% accrued dividends relates to the period from September 16, 2010 to December 15, 2010.

In accordance with ASC Topic 815, *Derivatives and Hedging*, and ASC Topic 480, *Distinguishing Liabilities from Equity,* we classified the Convertible Preferred Stock as mezzanine equity because the Convertible Preferred Stock (1) can be settled in cash or shares of our Common Stock, (2) contains change of control rights allowing for early redemption, and (3) contains milestone redemption rights which allow the Convertible Preferred Stock to remain outstanding without a stated maturity date.

In addition, the Certificate of Designations, which is the underlying contract of the Convertible Preferred Stock, includes features that are required to be bifurcated and recorded at fair value. We classified the Convertible Preferred Stock as an equity host contract because of (1) the voting rights, (2) the participating dividends on Common Stock and mandatory, cumulative preferred stock dividends, and (3) the milestone redemption right which allows the Convertible Preferred Stock to remain outstanding without a stated maturity date. We then determined that the conditions resulting in the application of the default dividend rate are not clearly and closely related to this equity host contract and we bifurcated and separately recorded these features at fair value. As of November 3, 2013, we no longer have an embedded derivative. As of October 28, 2012, the fair value carrying amount of the embedded derivative was immaterial.

Because the dividends accrued and accumulated on a daily basis and the amount payable upon redemption of the Convertible Preferred Stock is the liquidation preference plus accrued and unpaid dividends, accrued dividends were recorded into Convertible Preferred Stock. Prior to the Amendment Agreement, our policy was to recognize beneficial conversion feature charges on paid-in-kind dividends based on a daily dividend recognition and the daily closing stock price of our Common Stock.

In accordance with ASC Subtopic 470-20, *Debt with Conversion and Other Options*, the Convertible Preferred Stock contains a beneficial conversion feature because it was issued with an initial conversion price of $6.3740 and the closing stock price per Common Stock just prior to the execution of the CD&R Equity Investment was $12.55. The intrinsic value of the beneficial conversion feature cannot exceed the issuance proceeds of the Convertible Preferred Stock less the cash paid for the deal fee paid to the CDR Funds manager in connection with the CD&R Equity Investment, and thus is $241.4 million as of October 20, 2009.

To determine if the Amendment Agreement resulted in a modification or extinguishment of the Convertible Preferred Stock, we qualitatively evaluated the significance in the change to the substantive contractual terms in relation to both the economic characteristics of the Convertible Preferred Stock and the

13. SERIES B CUMULATIVE CONVERTIBLE PARTICIPATING PREFERRED STOCK – (continued)

business purpose of the Amendment Agreement. We evaluated the likelihood that the Dividend Rate Reduction Event would occur absent an amendment, the change in the economic characteristics of the Convertible Preferred Stock with and without dividends, and fundamental change in investment risk to the holders of the Convertible Preferred Stock by the waiver of the contractual mandatory dividends. Based on these qualitative considerations, we determined an extinguishment and reissuance had occurred and we recorded the Convertible Preferred Stock at fair value as of May 8, 2012. As such, on May 8, 2012, the value of the Convertible Preferred Stock increased from a book value of $290.3 million to a fair value of $620.0 million. The fair value of the Convertible Preferred Stock was determined using a binomial lattice model where the sole stochastic factor was the price of our common stock. This model utilized stock volatility of 49.1%, a risk-free rate of 1.34%, a bond yield of 7.5%, and our stock price on May 8, 2012 which was $11.29. The increase in fair value reduced Additional Paid In Capital to zero on May 8, 2012, a $222.9 million decrease, and increased Accumulated Deficit by $106.7 million in the consolidated balance sheet. In addition, the increase in fair value was offset by prior recognized beneficial conversion feature charges of $282.1 million since the issuance of the Convertible Preferred Stock which results in a $48.8 million Convertible Preferred Stock charge in the consolidated statement of operations.

In connection with the Conversion request, we issued the CD&R Funds 54,136,817 shares of our Common Stock. The Conversion on May 14, 2013 eliminated all the outstanding Convertible Preferred Stock and increased stockholders' equity by nearly $620.0 million, returning our stockholders' equity to a positive balance during our third quarter of fiscal 2013. As of October 28, 2012, the Preferred Shares and accrued dividends were convertible into 54.1 million shares of Common Stock. All of these shares were authorized and unissued at October 28, 2012.

During fiscal 2012, the Company recorded accretion and accrued dividends of $1.4 million and $15.0 million, respectively, and during fiscal 2011, the Company recorded accretion and accrued dividends of $2.7 million and $25.4 million, respectively. During fiscal 2012 and fiscal 2011, we recorded a net beneficial conversion feature charge of $11.9 million and $9.4 million, respectively, related to dividends that have accrued and are convertible into shares of Common Stock.

The Company's aggregate liquidation preference plus accrued dividends of the Convertible Preferred Stock at October 28, 2012 is as follows (in thousands):

	October 28, 2012
Liquidation preference	$339,293
Accrued cash and Preferred Stock dividends	5,775
Total	$345,068

At October 28, 2012, we had 339,293 Preferred Shares outstanding.

14. RELATED PARTIES

Pursuant to the Investment Agreement and a Stockholders Agreement (the "Stockholders Agreement"), dated as of the Closing Date between the Company and the CD&R Funds, the CD&R Funds have the right to designate a number of directors to our board of directors that is equivalent to the CD&R Funds' percentage interest in the Company. Among other directors appointed by the CD&R Funds, our board of directors appointed to the board of directors James G. Berges, Nathan K. Sleeper and Jonathan L. Zrebiec. Messrs. Berges and Sleeper are partners and Mr. Zrebiec is a principal of Clayton, Dubilier & Rice, LLC, ("CD&R, LLC"), an affiliate of the CD&R Funds.

As a result of their respective positions with CD&R, LLC and its affiliates, one or more of Messrs. Berges, Sleeper and Zrebiec may be deemed to have an indirect material interest in certain agreements executed in connection with the Equity Investment. Messrs. Berges, Sleeper and Zrebiec may be deemed to have an indirect material interest in the following agreements:

14. RELATED PARTIES – (continued)

- the Investment Agreement, pursuant to which the CD&R Funds acquired a 68.4% interest in the Company, CD&R Fund VIII's transaction expenses were reimbursed and a deal fee of $8.25 million was paid to CD&R, Inc., the predecessor to the investment management business of CD&R, LLC, on the Closing Date;
- the Stockholders Agreement, which sets forth certain terms and conditions regarding the Equity Investment and the CD&R Funds' ownership of the Preferred Shares, including certain restrictions on the transfer of the Preferred Shares and the shares of our common stock issuable upon conversion thereof and on certain actions of the CD&R Funds and their controlled affiliates with respect to the Company, and to provide for, among other things, subscription rights, corporate governance rights and consent rights as well as other obligations and rights;
- a Registration Rights Agreement, dated as of the Closing Date (the "Registration Rights Agreement"), between the Company and the CD&R Funds, pursuant to which the Company granted to the CD&R Funds, together with any other stockholder of the Company that may become a party to the Registration Rights Agreement in accordance with its terms, certain customary registration rights with respect to the shares of our common stock issuable upon conversion of the Preferred Shares; and
- an Indemnification Agreement, dated as of the Closing Date between the Company, NCI Group, Inc., a wholly owned subsidiary of the Company, Robertson-Ceco II Corporation, a wholly owned subsidiary of the Company, the CD&R Funds and CD&R, Inc., pursuant to which the Company, NCI Group, Inc. and Robertson-Ceco II Corporation agreed to indemnify CD&R, Inc., the CD&R Funds and their general partners, the special limited partner of CD&R Fund VIII and any other investment vehicle that is a stockholder of the Company and is managed by CD&R, Inc. or any of its affiliates, their respective affiliates and successors and assigns and the respective directors, officers, partners, members, employees, agents, representatives and controlling persons of each of them, or of their respective partners, members and controlling persons, against certain liabilities arising out of the Equity Investment and transactions in connection with the Equity Investment, including, but not limited to, the Credit Agreement, the Amended ABL Facility, the Exchange Offer, and certain other liabilities and claims.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable approximate fair value as of November 3, 2013 and October 28, 2012 because of the relatively short maturity of these instruments. The fair values of the remaining financial instruments not currently recognized at fair value on our consolidated balance sheets at the respective fiscal year ends were (in thousands):

	November 3, 2013		October 28, 2012	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)		(In thousands)	
Credit agreement, due June 2019	**$237,775**	**$237,775**	$ —	$ —
Credit agreement, due May 2018[(1)]	**$ —**	**$ —**	$236,944	$248,750

(1) Carrying amount of the Credit Agreement, due May 2018 includes an unamortized discount of $11.8 million at October 28, 2012.

The fair value of the Credit Agreement was based on recent trading activities of comparable market instruments which are level 2 inputs.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS – (continued)

Fair Value Measurements

ASC Subtopic 820-10, *Fair Value Measurements and Disclosures*, requires us to use valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs.

Level 3: Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants would price the assets or liabilities.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at November 3, 2013 and October 28, 2012.

Money market: Money market funds have original maturities of three months or less. The original cost of these assets approximates fair value due to their short-term maturity.

Mutual funds: Mutual funds are valued at the closing price reported in the active market in which the mutual fund is traded.

Assets held for sale: Assets held for sale are valued based on current market conditions, prices of similar assets in similar condition and expected proceeds from the sale of the assets.

Deferred compensation plan liability: Deferred compensation plan liability is comprised of phantom investments in the deferred compensation plan and is valued at the closing price reported in the active market in which the money market, mutual fund or NCI stock phantom investments are traded.

The following table summarizes information regarding our financial assets and liabilities that are measured at fair value on a recurring basis as of November 3, 2013, segregated by level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments in deferred compensation plan[1]:				
Money market	$ 580	$ —	$—	$ 580
Mutual funds – Growth	725	—	—	725
Mutual funds – Blend	2,348	—	—	2,348
Mutual funds – Foreign blend	695	—	—	695
Mutual funds – Fixed income	—	544	—	544
Total short-term investments in deferred compensation plan	4,348	544	—	4,892
Total assets	$4,348	$ 544	$—	$ 4,892
Liabilities:				
Deferred compensation plan liability	$ —	$(5,036)	$—	$(5,036)
Total liabilities	$ —	$(5,036)	$—	$(5,036)

(1) Unrealized holding gains (losses) for the fiscal year ended November 3, 2013, October 28, 2012 and October 30, 2011 were $0.7 million, $0.2 million and $(0.1) million, respectively. These unrealized holding gains (losses) are primarily offset by changes in the deferred compensation plan liability.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS – (continued)

The following table summarizes information regarding our financial assets that are measured at fair value on a nonrecurring basis as of November 3, 2013, segregated by level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Assets held for sale[1]	$—	$—	$2,397	$2,397
Total assets	$—	$—	$2,397	$2,397

(1) Certain assets held for sale are valued at fair value and are measured at fair value on a nonrecurring basis. Assets held for sale are reported at fair value, if, on an individual basis, the fair value of the asset is less than cost. The fair value of assets held for sale is estimated using Level 3 inputs, such as broker quotes for like-kind assets or other market indications of a potential selling value which approximates fair value.

The following table summarizes information regarding our financial assets and liabilities that are measured at fair value on a recurring basis as of October 28, 2012, segregated by level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments in deferred compensation plan[1]:				
Money market	$ 320	$ —	$ —	$ 320
Mutual funds – Growth	594	—	—	594
Mutual funds – Blend	1,918	—	—	1,918
Mutual funds – Foreign blend	669	—	—	669
Mutual funds – Fixed income	—	575	—	575
Total short-term investments in deferred compensation plan	3,501	575	—	4,076
Total assets	$3,501	$ 575	$ —	$ 4,076
Liabilities:				
Deferred compensation plan liability	$ —	$(4,146)	$ —	$(4,146)
Embedded derivative	—	—	(59)	(59)
Total liabilities	$ —	$(4,146)	$(59)	$(4,205)

The following table summarizes information regarding our financial assets that are measured at fair value on a nonrecurring basis as of October 28, 2012, segregated by level of the valuation inputs within the fair value hierarchy utilized to measure fair value (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Assets held for sale[1]	$—	$—	$2,397	$2,397
Total assets	$—	$—	$2,397	$2,397

(1) Certain assets held for sale are valued at fair value and are measured at fair value on a nonrecurring basis. Assets held for sale are reported at fair value, if, on an individual basis, the fair value of the asset is less than cost. The fair value of assets held for sale is estimated using Level 3 inputs, such as broker quotes for like-kind assets or other market indications of a potential selling value which approximates fair value.

The tables above exclude assets and liabilities measured on a one-time non-recurring basis that were acquired as part of the Acquisition. See Note 4 — Acquisition to the consolidated financial statements for more information on our acquisition of Metl-Span. These assets and liabilities were recorded at their fair value

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS – (continued)

upon acquisition in accordance with generally-accepted accounting principles. Acquisition date fair values represent either level 2 fair value measurements (current assets and liabilities, property, plant and equipment) or level 3 fair value measurements (goodwill and intangible assets). On May 8, 2012, we entered into an Amendment Agreement with the CD&R Funds to eliminate our quarterly dividend obligation with respect to the Preferred Shares, which does not preclude the payment of contingent default dividends. To determine if the Amendment Agreement resulted in a modification or extinguishment of the Convertible Preferred Stock, we evaluated the significance in the change to the substantive contractual terms in relation to both the economic characteristics of the Convertible Preferred Stock and the business purpose of the Amendment Agreement. See Note 13 — Series B Cumulative Convertible Participating Preferred Stock for more information on the Convertible Preferred Stock. Based on certain qualitative considerations, we determined an extinguishment and reissuance had occurred and we recorded the Convertible Preferred Stock at fair value as of May 8, 2012 in the amount of $620.0 million and it is a level 3 in the fair value hierarchy. The fair value of the Convertible Preferred Stock was determined using a binomial lattice model where the sole stochastic factor was the price of our common stock. This model utilized stock volatility of 49.1%, a risk-free rate of 1.34%, a bond yield of 7.5%, and our stock price on May 8, 2012 which was $11.29.

16. INCOME TAXES

Income tax expense is based on pretax financial accounting income. Deferred income taxes are recognized for the temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. The income tax benefit for the fiscal years ended 2013, 2012 and 2011, consisted of the following (in thousands):

	Fiscal Year Ended		
	November 3, 2013	**October 28, 2012**	**October 30, 2011**
Current:			
Federal	**$ 748**	$1,081	$ 207
State	**987**	826	(312)
Total current	**1,735**	1,907	(105)
Deferred:			
Federal	**(10,065)**	2,298	(6,183)
State	**(524)**	(121)	(109)
Total deferred	**(10,589)**	2,177	(6,292)
Total provision (benefit)	**$ (8,854)**	$4,084	$(6,397)

The reconciliation of income tax computed at the United States federal statutory tax rate to the effective income tax rate is as follows:

	Fiscal Year Ended		
	November 3, 2013	**October 28, 2012**	**October 30, 2011**
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes	**1.9%**	6.9%	4.0%
Non-deductible acquisition costs	**—**	6.9%	—
Canadian valuation allowance	**1.9%**	(8.0)%	1.2%
Non-deductible expenses	**(4.2)%**	6.1%	—
Other	**6.1%**	(1.5)%	(1.1)%
Effective tax rate	**40.7%**	45.4%	39.1%

16. INCOME TAXES – (continued)

Deferred income taxes reflect the net impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The tax effects of the temporary differences for fiscal 2013 and 2012 are as follows (in thousands):

	As of November 3, 2013	As of October 28, 2012
Deferred tax assets:		
Inventory obsolescence	**$ 1,414**	$ 1,140
Bad debt reserve	**1,410**	1,586
Accrued and deferred compensation	**20,335**	16,222
Accrued insurance reserves	**1,501**	1,998
Deferred revenue	**9,001**	9,477
Net operating loss and tax credit carryover	**13,095**	6,973
Depreciation and amortization	**144**	266
Pension	**3,027**	4,441
Other reserves	**318**	—
Total deferred tax assets	**50,245**	42,103
Less valuation allowance	**(4,046)**	(4,700)
Net deferred tax assets	**46,199**	37,403
Deferred tax liabilities:		
Depreciation and amortization	**(39,014)**	(39,111)
Intangibles	**(9,983)**	(10,942)
US tax on unremitted foreign earnings	**(872)**	(549)
Other	**(779)**	(440)
Total deferred tax liabilities	**(50,648)**	(51,042)
Total deferred tax (liability) asset	**$ (4,449)**	$(13,639)

We carry out our business operations through legal entities in the U.S., Canada and Mexico. These operations require that we file corporate income tax returns that are subject to U.S., state and foreign tax laws. We are subject to income tax audits in these multiple jurisdictions.

As of November 3, 2013, the $13.1 million net operating loss and tax credit carryforward consisted of $6.1 million for U.S. federal net operating loss carryforward, $3.9 million for foreign loss carryforward, $0.2 million for U.S. federal tax credits and $2.9 million for U.S. state loss carryforwards. The federal net operating loss carryforward will expire in 20 years, if unused, and the state net operating loss carryforwards will exprire in 1 to 20 years, if unused.

As of November 3, 2013, our foreign operations have a net operating loss carryforward of approximately $13.4 million, representing $3.9 million of the $13.1 million deferred tax asset related to net operating loss and tax credit carryovers, that will start to expire in fiscal 2025, if unused. The utilization of these foreign losses is uncertain and we currently have a full valuation allowance against the deferred tax asset related to this loss carryforward. The following table represents the rollforward of the valuation allowance on deferred taxes activity for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011 (in thousands):

	November 3, 2013	October 28, 2012	October 30, 2011
Beginning balance	**$4,700**	$5,417	$5,192
(Reductions) additions	**(654)**	(717)	225
Ending balance	**$4,046**	$4,700	$5,417

16. INCOME TAXES – (continued)

Uncertain tax positions

The total amount of unrecognized tax benefits at November 3, 2013 was $0.4 million, all of which would impact our effective tax rate, if recognized. The total amount of unrecognized tax benefits at October 28, 2012 was $0.3 million, all of which would impact our effective tax rate, if recognized. We do not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

The following table summarizes the activity related to the Company's unrecognized tax benefits during fiscal 2013 and 2012 (in thousands):

	November 3, 2013	October 28, 2012
Unrecognized tax benefits at beginning of year	**$293**	$272
Additions for tax positions related to prior years	**150**	21
Unrecognized tax benefits at end of year	**$443**	$293

We recognize interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. We did not have a material amount of accrued interest and penalties related to uncertain tax positions as of November 3, 2013.

We file income tax returns in the U.S. federal jurisdiction and multiple state and foreign jurisdictions. Our tax years are closed with the IRS through the year ended October 28, 2010 as the statute of limitations related to these tax years has closed. In addition, open tax years related to state and foreign jurisdictions remain subject to examination but are not considered material.

17. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following (in thousands):

	November 3, 2013	October 28, 2012
Foreign exchange translation adjustments	**$ 419**	$ 556
Defined benefit pension plan actuarial losses, net of tax	**(4,855)**	(7,124)
Accumulated other comprehensive loss	**$(4,436)**	$(6,568)

18. SUPPLEMENTARY CASH FLOW INFORMATION

The following table sets forth interest paid, taxes paid and non-cash dividends and accretion in each of the three fiscal years presented (in thousands):

	Fiscal Year Ended		
	November 3, 2013	October 28, 2012	October 30, 2011
Interest paid, net of amounts capitalized	**$16,410**	$ 14,585	$ 11,059
Taxes paid (refunded)	**2,148**	1,323	(14,519)
Non-cash dividends and accretion	**—**	(16,354)	(17,080)
Non-cash Convertible Preferred Stock amendment	**—**	(329,646)	—

Prior to the Amendment Agreement, the dividends on the Convertible Preferred Stock accrued and accumulated on a daily basis and were included in the liquidation preference. Accrued dividends were recorded into Convertible Preferred Stock on the accompanying consolidated balance sheet. Dividends were accrued at the 12% paid in-kind rate and increased the Convertible Preferred Stock by $15.0 million during fiscal 2012.

18. SUPPLEMENTARY CASH FLOW INFORMATION – (continued)

On May 14, 2013, the CD&R Funds, the holders of 339,293 Preferred Shares, delivered a formal notice requesting the conversion of all of their Preferred Shares into shares of our Common Stock (the "Conversion"). In connection with the Conversion request, we issued the CD&R Funds 54,136,817 shares of our Common Stock, representing 72.4% of the Common Stock of the Company then outstanding. Under the terms of the Preferred Shares, no consideration was required to be paid by the CD&R Funds to the Company in connection with the Conversion of the Preferred Shares. As a result of the Conversion, the CD&R Funds no longer have rights to dividends or default dividends as specified in the Certificate of Designations. The Conversion eliminated all the outstanding Convertible Preferred Stock and increased stockholders' equity by nearly $620.0 million, returning our stockholders' equity to a positive balance during fiscal 2013.

19. OPERATING LEASE COMMITMENTS

We have operating lease commitments expiring at various dates, principally for real estate, office space, office equipment and transportation equipment. Certain of these operating leases have purchase options that entitle us to purchase the respective equipment at fair value at the end of the lease. In addition, many of our leases contain renewal options at rates similar to the current arrangements. As of November 3, 2013, future minimum rental payments related to noncancellable operating leases are as follows (in thousands):

2014	$7,020
2015	6,011
2016	4,493
2017	3,396
2018	1,870
Thereafter	4,921

Rental expense incurred from operating leases, including leases with terms of less than one year, for fiscal 2013, 2012 and 2011 was $11.5 million, $9.7 million and $10.0 million, respectively.

20. STOCK REPURCHASE PROGRAM

Our board of directors has authorized a stock repurchase program. Subject to applicable federal securities law, such purchases occur at times and in amounts that we deem appropriate. Although we did not repurchase any shares of our common stock during fiscal 2013 and 2012, we did withhold shares of restricted stock to satisfy the minimum tax withholding obligations arising in connection with the vesting of awards of restricted stock, which are included in treasury stock purchases in the Consolidated Statements of Stockholders' Equity. At November 3, 2013, there were 0.1 million shares remaining authorized for repurchase under the program. While there is no time limit on the duration of the program, our Credit Agreement and Amended ABL Facility apply certain limitations on our repurchase of shares of our common stock.

Changes in treasury common stock, at cost, were as follows (in thousands):

	Number of Shares	Amount
Balance, October 30, 2011	124	$ 1,477
Purchases	157	1,529
Retirements	(278)	(2,980)
Balance, October 28, 2012	3	$ 26
Purchases	175	2,445
Retirements	(170)	(2,355)
Balance, November 3, 2013	**8**	**$ (116)**

21. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan — We have a 401(k) profit sharing plan (the "Savings Plan") that allows participation for all eligible employees. The Savings Plan allows us to match employee contributions up to 6% of a participant's pre-tax deferral of eligible compensation into the plan. On February 27, 2009, the Savings Plan was amended, effective January 1, 2009, to make the matching contributions fully discretionary, and matching contributions were temporarily suspended. Effective July 1, 2011, the matching contributions to the Savings Plan were resumed and allowed us the discretion to match between 50% and 100% of the participant's contributions up to 6% of a participant's pre-tax deferrals, based on a calculation of the Company's annual return-on-assets. Contributions expense for the fiscal years ended November 3, 2013, October 28, 2012 and October 30, 2011 were $3.9 million, $3.3 million and $0.7 million, respectively, for matching contributions to the Savings Plan.

Deferred Compensation Plan — We have an Amended and Restated Deferred Compensation Plan (as amended and restated, the "Deferred Compensation Plan") that allows our officers and key employees to defer up to 80% of their annual salary and up to 90% of their bonus on a pre-tax basis until a specified date in the future, including at or after retirement. Additionally, the Deferred Compensation Plan allows our directors to defer up to 100% of their annual fees and meeting attendance fees until a specified date in the future, including at or after retirement. The Deferred Compensation Plan also permits us to make contributions on behalf of our key employees who are impacted by the federal tax compensation limits under the NCI 401(k) plan, and to receive a restoration matching amount which, under the current NCI 401(k) terms, mirrors our 401(k) profit sharing plan matching levels based on our Company's performance. The Deferred Compensation Plan provides for us to make discretionary contributions to employees who have elected to defer compensation under the plan. Deferred Compensation Plan participants will vest in our discretionary contributions ratably over three years from the date of each of our discretionary contributions. As of November 3, 2013 and October 28, 2012, the liability balance of the Deferred Compensation Plan is $5.0 million and $4.1 million, respectively, and is included in accrued compensation and benefits in the consolidated balance sheet. We have not made any discretionary contributions to the Deferred Compensation Plan.

With the Deferred Compensation Plan, a rabbi trust was established to fund the Deferred Compensation Plan and an administrative committee was formed to manage the Deferred Compensation Plan and its assets. The investments in the rabbi trust are $4.9 million and $4.1 million at November 3, 2013 and October 28, 2012, respectively. The rabbi trust investments include debt and equity securities, along with cash equivalents and are accounted for as trading securities.

Defined Benefit Plan — With the acquisition of RCC on April 7, 2006, we assumed a defined benefit plan (the "RCC Pension Plan"). Benefits under the RCC Pension Plan are primarily based on years of service and the employee's compensation. The RCC Pension Plan is frozen and, therefore, employees do not accrue additional service benefits. Plan assets of the RCC Pension Plan are invested in broadly diversified portfolios of government obligations, mutual funds, stocks, bonds, fixed income securities, master limited partnerships and hedge funds. In accordance with ASC 805, we quantified the projected benefit obligation and fair value of the plan assets of the RCC Pension Plan and recorded the difference between these two amounts as an assumed liability.

The following table reconciles the change in the benefit obligation for the RCC Pension Plan from the beginning of the fiscal year to the end of the fiscal year (in thousands):

	November 3, 2013	**October 28, 2012**
Accumulated benefit obligation	**$44,322**	$48,563
Projected benefit obligation – beginning of fiscal year	**$48,563**	$48,207
Interest cost	**1,703**	2,011
Benefit payments	**(3,421)**	(3,721)
Actuarial (gains) losses	**(2,523)**	2,066
Projected benefit obligation – end of fiscal year	**$44,322**	$48,563

21. EMPLOYEE BENEFIT PLANS – (continued)

Actuarial assumptions used to determine benefit obligations were as follows:

	November 3, 2013	October 28, 2012
Assumed discount rate	4.50%	3.65%

The following table reconciles the change in plan assets of the RCC Pension Plan from the beginning of the fiscal year to the end of the fiscal year (in thousands):

	November 3, 2013	October 28, 2012
Fair value of assets – beginning of fiscal year	**$37,988**	$38,205
Actual return on plan assets	**2,435**	2,082
Company contributions	**273**	1,422
Benefit payments	**(3,421)**	(3,721)
Fair value of assets – end of fiscal year	**$37,275**	$37,988

The following table sets forth the funded status of the RCC Pension Plan and the amounts recognized in the consolidated balance sheet (in thousands):

	November 3, 2013	October 28, 2012
Fair value of assets	**$37,275**	$ 37,988
Benefit obligation	**44,322**	48,563
Funded status	**$ (7,047)**	$(10,575)
Unrecognized actuarial loss	**7,942**	11,634
Unrecognized prior service cost	**(60)**	(68)
Prepaid (accrued) benefit cost	**$ 835**	$ 991

Benefit obligations in excess of fair value of assets of $7.0 million and $10.6 million as of November 3, 2013 and October 28, 2012, respectively, are included in other long-term liabilities in the consolidated balance sheets.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit income (in thousands):

	November 3, 2013	October 28, 2012
Unrecognized actuarial loss	**$7,942**	$11,634
Unrecognized prior service cost	**(60)**	(68)
Total	**$7,882**	$11,566

Unrecognized actuary losses, net of income tax, of $4.9 million and $7.2 million as of November 3, 2013 and October 28, 2012, respectively, are included in accumulated other comprehensive income in the consolidated balance sheet.

The following table sets forth the components of the net periodic benefit income (in thousands):

	November 3, 2013	October 28, 2012	October 30, 2011
Interest cost	**$ 1,703**	$ 2,011	$ 2,020
Expected return on assets	**(2,172)**	(2,379)	(2,368)
Amortization of prior service cost	**(9)**	(9)	(9)
Amortization of loss	**906**	641	—
Net periodic benefit cost (income)	**$ 428**	$ 264	$ (357)

21. EMPLOYEE BENEFIT PLANS – (continued)

The following table sets forth the changes in plan assets and benefit obligation recognized in other comprehensive income (in thousands):

	November 3, 2013	October 28, 2012	October 30, 2011
Net actuarial gain (loss)	**$2,786**	$(2,363)	$(5,727)
Amortization of net actuarial loss	**906**	641	—
Amortization of prior service credit	**(9)**	(9)	(9)
Total recognized in other comprehensive income (loss)	**$3,683**	$(1,731)	$(5,736)

The estimated amortization for the next fiscal year for amounts reclassified from accumulated other comprehensive income into the consolidated income statement (in thousands):

	November 3, 2013
Amortization of prior service cost	**(9)**
Amortization of loss	**507**
Total estimated amortization	**$498**

Actuarial assumptions used to determine net periodic benefit income were as follows:

	Fiscal 2013	Fiscal 2012
Assumed discount rate	**3.65%**	4.35%
Expected rate of return on plan assets	**6.0%**	6.5%

The basis used to determine the overall expected long-term asset return assumption was a ten year forecast of expected return based on the target asset allocation for the plan. The expected return for this portfolio over the forecast period is 6.0%, net of investment related expenses. In determining the expected return over the forecast period, we used a 10-year median expected return, taking into consideration historical experience, anticipated asset allocations, investment strategies and the views of various investment professionals.

The weighted-average asset allocations by asset category are as follows:

Investment Type	November 3, 2013	October 28, 2012
Equity securities	**36%**	32%
Debt securities	**43**	48
Hedge funds	**0**	8
Cash and cash equivalents	**12**	1
Real estate	**5**	5
Other	**4**	6
Total	**100%**	100%

The investment policy is to maximize the expected return for an acceptable level of risk. Our expected long-term rate of return on plan assets is based on a target allocation of assets, which is based on our goal of earning the highest rate of return while maintaining risk at acceptable levels. The RCC Pension Plan strives to have assets sufficiently diversified so that adverse or unexpected results from one security class will not have an unduly detrimental impact on the entire portfolio. We regularly review our actual asset allocation and the RCC Pension Plan's investments are periodically rebalanced to our target allocation when considered appropriate. We have set the target asset allocation for the plan as follows: 45% US bonds, 12% large cap US equities, 9% foreign equity, 8% master limited partnerships, 8% real estate investment trusts, 8% commodity futures, 6% emerging markets and 4% small cap US equities.

21. EMPLOYEE BENEFIT PLANS – (continued)

The table below presents the fair values of the assets in our RCC Pension Plan at November 3, 2013 and October 28, 2012, by asset category and by levels of fair value as further defined in Note 15 — Fair Value of Financial Instruments and Fair Value Measurements (in thousands).

	November 3, 2013			
	Level 1	Level 2	Level 3	Total
Asset category:				
Cash	$4,537	—	—	$ 4,537
Mutual funds:				
Growth funds[1]	1,408	—	—	1,408
Real estate funds[2]	1,696	—	—	1,696
Commodity linked funds[3]	1,738	—	—	1,738
Government securities[4]	—	9,501	—	9,501
Corporate bonds[5]	—	6,328	—	6,328
Common/collective trusts[6]	—	11,884	—	11,884
Partnerships/Joint venture interest[7]	—	—	182	182
Total as of November 3, 2013	$9,379	27,713	182	$37,274

	October 28, 2012			
	Level 1	Level 2	Level 3	Total
Asset category:				
Cash	$ 717	—	—	$ 717
Mutual funds:				
Growth funds[1]	1,304	—	—	1,304
Real estate funds[2]	1,749	—	—	1,749
Commodity linked funds[3]	2,058	—	—	2,058
Government securities[4]	—	10,694	—	10,694
Corporate bonds[5]	—	7,260	—	7,260
Common/collective trusts[6]	—	10,982	—	10,982
Partnerships/Joint venture interest[7]	—	—	3,224	3,224
Total as of October 28, 2012	$5,828	28,936	3,224	$37,988

(1) The strategy seeks long-term growth of capital. The fund currently invests in common stocks and other securities of companies in countries with developing economies and/or markets.

(2) The portfolio is constructed of Real Estate Investment Trusts ("REITs") with the potential to provide strong and consistent earnings growth. Eligible investments for the portfolio include publicly traded equity REITs, Real Estate Operating Companies, homebuilders and commercial REITs. The portfolio invests across various sectors and is geographically diverse to manage potential risk.

(3) The strategy seeks to replicate a diversified basket of commodity futures consistent with the composition of the Dow Jones UBS Commodity index. The strategy is defined to be a hedge against risking inflation and from time to time will allocate a portion of the portfolio to inflation-protected securities and other fixed income securities.

(4) These holdings represent fixed-income securities issued and backed by the full faith of the United States government. The strategy is designed to lengthen duration to match the duration of the pension plan liabilities.

21. EMPLOYEE BENEFIT PLANS – (continued)

(5) These holdings represent fixed-income securities with varying maturities diversified by issuer, sector and industry. At the time of purchase, the securities must be rated investment grade. This strategy is also taken into consideration with the government bond holdings when matching duration of the liabilities.

(6) The collective trusts seek long-term growth of capital through index replication strategies designed to match the holdings of the S&P 500, Russell 2000 and MSCI EAFE.

(7) The strategy seeks long-term growth of capital through a diversified hedge fund of fund offering. The hedge fund of fund will be diversified by strategy and firm seeking bond-like volatility over a full market cycle. When observable prices are not available for these securities, the value is based on a market approach, as defined in the authoritative guidance on fair value measurements, to evaluate the fair value of such Level 3 instruments.

The following table summarizes the fair value activity of partnerships/joint venture interest in the RCC Pension Plan in Level 3 during fiscal 2013 (in thousands):

	November 3, 2013	October 28, 2012
Beginning balance	**$ 3,224**	$3,039
Distributions	**(3,466)**	—
Unrealized gains on plan assets	**424**	185
Ending balance	**$ 182**	$3,224

We expect to contribute $1.8 million to the RCC Pension Plan in fiscal 2014.

We expect the following benefit payments to be made (in thousands):

Fiscal Years Ended	Pension Benefits
2014	$ 3,693
2015	3,498
2016	3,258
2017	3,169
2018	3,106
2019 – 2023	14,784

22. OPERATING SEGMENTS

Operating segments are defined as components of an enterprise that engage in business activities and by which discrete financial information is available that is evaluated on a regular basis by the chief operating decision maker to make decisions about how to allocate resources to the segment and assess the performance of the segment. We have three operating segments: metal coil coating; metal components; and engineered building systems. All operating segments operate primarily in the nonresidential construction market. Sales and earnings are influenced by general economic conditions, the level of nonresidential construction activity, metal roof repair and retrofit demand and the availability and terms of financing available for construction. Products of our operating segments use similar basic raw materials. The metal coil coating segment consists of cleaning, treating, painting and slitting continuous steel coils before the steel is fabricated for use by construction and industrial users. The metal components segment products include metal roof and wall panels, doors, metal partitions, metal trim, insulated panels and other related accessories. Metl-Span is included in the metal components segment. See Note 4 — Acquisition. The engineered building systems segment includes the manufacturing of main frames, Long Bay® Systems and value-added engineering and drafting, which are typically not part of metal components or metal coil coating products or services. The operating segments follow the same accounting policies used for our consolidated financial statements.

22. OPERATING SEGMENTS – (continued)

We evaluate a segment's performance based primarily upon operating income before corporate expenses. Intersegment sales are recorded based on standard material costs plus a standard markup to cover labor and overhead and consist of (i) hot-rolled, light gauge painted and slit material and other services provided by the metal coil coating segment to both the metal components and engineered building systems segments; (ii) building components provided by the metal components segment to the engineered building systems segment; and (iii) structural framing provided by the engineered building systems segment to the metal components segment.

Corporate assets consist primarily of cash but also include deferred financing costs, deferred taxes and property, plant and equipment associated with our headquarters in Houston, Texas. These items (and income and expenses related to these items) are not allocated to the operating segments. Corporate unallocated expenses include share-based compensation expenses, and executive, legal, finance, tax, treasury, human resources, information technology, purchasing, marketing and corporate travel expenses. Additional unallocated expenses include interest income, interest expense, debt extinguishment costs and other (expense) income.

The following table represents summary financial data attributable to these operating segments for the periods indicated (in thousands):

	Fiscal Year Ended		
	November 3, 2013	**October 28, 2012**	**October 30, 2011**
Total sales:			
Metal coil coating	**$ 222,064**	$ 210,227	$ 201,098
Metal components	**663,094**	534,853	437,655
Engineered building systems	**655,767**	643,473	548,594
Intersegment sales	**(232,530)**	(234,543)	(227,770)
Total net sales	**$1,308,395**	$1,154,010	$ 959,577
External sales:			
Metal coil coating	**$ 92,970**	$ 81,106	$ 75,394
Metal components	**581,772**	446,720	353,797
Engineered building systems	**633,653**	626,184	530,386
Total net sales	**$1,308,395**	$1,154,010	$ 959,577
Operating income (loss):			
Metal coil coating	**$ 24,027**	$ 22,322	$ 17,944
Metal components	**36,167**	34,147	20,643
Engineered building systems	**23,405**	37,596	13,011
Corporate	**(64,411)**	(62,376)	(53,225)
Total operating income (loss)	**$ 19,188**	$ 31,689	$ (1,627)
Unallocated other expense	**(40,927)**	(22,692)	(14,720)
Income (loss) before income taxes	**$ (21,739)**	$ 8,997	$ (16,347)
Depreciation and amortization:			
Metal coil coating	**$ 3,285**	$ 3,390	$ 4,647
Metal components	**19,093**	11,887	8,986
Engineered building systems	**11,937**	12,694	13,161
Corporate	**4,960**	5,869	6,420
Total depreciation and amortization expense	**$ 39,275**	$ 33,840	$ 33,214

22. OPERATING SEGMENTS – (continued)

	Fiscal Year Ended		
	November 3, 2013	October 28, 2012	October 30, 2011
Capital expenditures:			
Metal coil coating	**$ 9,350**	$ 6,371	$ 1,431
Metal components	**7,417**	16,123	13,017
Engineered building systems	**1,405**	1,802	2,847
Corporate	**6,254**	3,855	3,745
Total capital expenditures	**$ 24,426**	$ 28,151	$21,040
Property, plant and equipment, net:			
Metal coil coating	**$ 43,789**	$ 37,780	
Metal components	**143,162**	151,915	
Engineered building systems	**30,791**	55,316	
Corporate	**43,176**	23,864	
Total property, plant and equipment, net	**$260,918**	$268,875	
Total assets:			
Metal coil coating	**$ 71,118**	$ 60,169	
Metal components	**380,488**	381,028	
Engineered building systems	**199,551**	214,227	
Corporate	**129,106**	96,060	
	$780,263	$751,484	

The following table represents summary financial data attributable to various geographic regions for the periods indicated (in thousands):

	Fiscal Year Ended		
	November 3, 2013	October 28, 2012	October 30, 2011
Total sales:			
United States of America	**$1,192,327**	$1,045,483	$893,852
Canada	**102,070**	82,742	49,100
Mexico	**7,378**	7,232	4,085
All other	**6,620**	18,553	12,540
Total net sales	**$1,308,395**	$1,154,010	$959,577
Long-lived assets:			
United States of America	**$ 378,814**	$ 392,062	
Canada	**114**	170	
Mexico	**6,191**	6,417	
Total long-lived assets	**$ 385,119**	$ 398,649	

Sales are determined based on customers' requested shipment location.

23. CONTINGENCIES

As a manufacturer of products primarily for use in nonresidential building construction, we are inherently exposed to various types of contingent claims, both asserted and unasserted, in the ordinary course of business. As a result, from time to time, we and/or our subsidiaries become involved in various legal proceedings or other contingent matters arising from claims, or potential claims. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability and general liability. The Company regularly reviews the status of on-going proceedings and other contingent matters along with legal counsel. Liabilities for such items are recorded when it is probable that the liability has been incurred and when the amount of the liability can be reasonably estimated. Liabilities are adjusted when additional information becomes available. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's results of operations, financial position or cash flows. However, such matters are subject to many uncertainties and outcomes are not predictable with assurance.

24. QUARTERLY RESULTS (Unaudited)

Shown below are selected unaudited quarterly data (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FISCAL YEAR 2013				
Sales	**$297,584**	**$293,399**	**$317,201**	**$400,211**
Gross profit	**$ 60,869**	**$ 60,837**	**$ 67,038**	**$ 87,300**
Net income (loss)	**$ (3,627)**	**$ (5,342)**	**$ (12,192)**	**$ 8,276**
Net income (loss) applicable to common shares	**$ (3,627)**	**$ (5,342)**	**$ (12,192)**	**$ 8,276**
Income (loss) per common share:[1]				
Basic	**$ (0.19)**	**$ (0.28)**	**$ (0.19)**	**$ 0.11**
Diluted	**$ (0.19)**	**$ (0.28)**	**$ (0.19)**	**$ 0.11**
FISCAL YEAR 2012				
Sales	$243,603	$250,231	$298,488	$361,688
Gross profit	$ 53,622	$ 58,002	$ 65,585	$ 78,809
Net income (loss)	$ 589	$ 1,321	$ (3,267)	$ 6,270
Net income (loss) applicable to common shares[2]	$ (10,039)	$ (16,281)	$ (52,070)	$ 6,270[4]
Loss per common share:[1][3]				
Basic	$ (0.54)	$ (0.86)	$ (2.74)	$ 0.08
Diluted	$ (0.54)	$ (0.86)	$ (2.74)	$ 0.08

(1) The sum of the quarterly income per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on the respective weighted average common shares outstanding.

(2) Included in net income (loss) applicable to common shares is the beneficial conversion feature of $(4.0) million and $(7.9) million for the first and second quarters of fiscal 2012, respectively. In addition, included in net income (loss) applicable to common shares is the Convertible Preferred Stock amendment of $(48.8) million in the third quarter of fiscal 2012.

(3) During the fourth quarter of fiscal 2012, a portion of the income was allocated to "participating securities." These participating securities are treated as a separate class in computing earnings per share (see Note 9).

(4) Undistributed earnings attributable to participating securities was $4.7 million.

24. QUARTERLY RESULTS (Unaudited) – (continued)

The quarterly income (loss) before income taxes were impacted by the following special income (expense) items:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FISCAL YEAR 2013				
Debt extinguishment costs	$ —	$ —	$(21,491)	$ —
Gain on insurance recovery	—	—	—	1,023
Unreimbursed business interruption costs	—	—	—	(500)
Total special charges in income (loss) before income taxes	$ —	$ —	$(21,491)	$ 523
FISCAL YEAR 2012				
Acquisition-related costs	$(396)	$(1,494)	$ (2,946)	$ (153)
Executive retirement	—	(508)	—	—
Debt extinguishment costs	—	—	(6,437)	—
Actuarial determined general liability self-insurance recovery	—	1,929	—	—
Total special charges in income (loss) before income taxes	$(396)	$ (73)	$ (9,383)	$ (153)

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of November 3, 2013. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding the required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Management believes that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and based on the evaluation of our disclosure controls and procedures as of November 3, 2013, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at such reasonable assurance level.

Management's report on internal control over financial reporting is included in the financial statement pages at page 64 and is incorporated herein by reference.

Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended November 3, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

We have adopted a Code of Business Conduct and Ethics, a copy of which is available on our website at *www.ncigroup.com* under the heading "About NCI — Committees and Charters." Any amendments to, or waivers from the Code of Business Conduct and Ethics that apply to our executive officers and directors will be posted on the "Corporate Governance — NCI Guidelines" section of our Internet web site located at *www.ncigroup.com.* However, the information on our website is not incorporated by reference into this Form 10-K.

The information under the captions "Election of Directors," "Management," "Section 16(a) Beneficial Ownership Reporting Compliance," "Board of Directors" and "Corporate Governance" in our definitive proxy statement for our annual meeting of shareholders to be held on February 25, 2014 is incorporated by reference herein.

Item 11. *Executive Compensation.*

The information under the captions "Compensation Discussion and Analysis," "Report of the Compensation Committee" and "Executive Compensation" in our definitive proxy statement for our annual meeting of shareholders to be held on February 25, 2014 is incorporated by reference herein.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information under the captions "Outstanding Capital Stock" and "Securities Reserved for Issuance Under Equity Compensation Plans" in our definitive proxy statement for our annual meeting of shareholders to be held on February 25, 2014 is incorporated by reference herein.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information under the captions "Board of Directors" and "Transactions with Directors, Officers and Affiliates" in our definitive proxy statement for our annual meeting of shareholders to be held on February 25, 2014 is incorporated by reference herein.

Item 14. *Principal Accounting Fees and Services.*

The information under the caption "Audit Committee and Auditors — Our Independent Registered Public Accounting Firm and Audit Fees" in our definitive proxy statement for our annual meeting of shareholders to be held on February 25, 2014 is incorporated by reference herein.

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) The following documents are filed as a part of this report:

1. consolidated financial statements (see Item 8).

2. consolidated financial statement schedules.

All schedules have been omitted because they are inapplicable, not required, or the information is included elsewhere in the consolidated financial statements or notes thereto.

3. Exhibits

Those exhibits required to be filed by Item 601 of Regulation S-K are listed in the Index to Exhibits immediately preceding the exhibits filed herewith and such listing is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCI BUILDING SYSTEMS, INC.

By: /s/ NORMAN C. CHAMBERS

Norman C. Chambers, President and Chief Executive Officer

Date: December 23, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated per Form 10-K.

Name	Title	Date
/s/ NORMAN C. CHAMBERS **Norman C. Chambers**	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	December 23, 2013
/s/ MARK E. JOHNSON **Mark E. Johnson**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	December 23, 2013
/s/ BRADLEY S. LITTLE **Bradley S. Little**	Vice President — Finance and Chief Accounting Officer (Principal Accounting Officer)	December 23, 2013
* **Kathleen J. Affeldt**	Director	December 23, 2013
* **James G. Berges**	Director	December 23, 2013
* **Gary L. Forbes**	Director	December 23, 2013
* **John J. Holland**	Director	December 23, 2013
* **Lawrence J. Kremer**	Director	December 23, 2013
* **George Martinez**	Director	December 23, 2013
* **Nathan K. Sleeper**	Director	December 23, 2013
* **Jonathan L. Zrebiec**	Director	December 23, 2013

*By: /s/ NORMAN C. CHAMBERS

Norman C. Chambers, Attorney-in-Fact

Index to Exhibits

2.1	Stockholders Agreement, dated as of October 20, 2009, by and between the Company, Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P. (filed as Exhibit 2.1 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
2.2	Registration Rights Agreement, dated as of October 20, 2009, by and between the Company, Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P. (filed as Exhibit 2.2 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
2.3	Indemnification Agreement, dated as of October 20, 2009, by and between the Company, NCI Group, Inc., Robertson-Ceco II Corporation, Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P. and Clayton, Dubilier & Rice, Inc. (filed as Exhibit 2.3 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
2.5	Investment Agreement, dated as of August 14, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice Fund VIII, L.P. (filed as Exhibit 2.1 to NCI's Current Report on Form 8-K dated August 19, 2009 and incorporated by reference herein)
2.6	Amendment, dated as of August 28, 2009, to the Investment Agreement, dated as of August 14, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice Fund VIII, L.P. (filed as Exhibit 2.1 to NCI's Current Report on Form 8-K dated August 28, 2009 and incorporated by reference herein)
2.7	Amendment No. 2, dated as of August 31, 2009, to the Investment Agreement (as amended), dated as of August 14, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice, Fund VIII, L.P., including exhibits thereto (filed as Exhibit 2.1 to NCI's Current Report on Form 8-K filed September 1, 2009 and incorporated by reference herein)
2.8	Amendment No. 3, dated as of October 8, 2009, to the Investment Agreement (as amended), dated as of August 14, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice, Fund VIII, L.P., including exhibits thereto (filed as Exhibit 2.1 to NCI's Current Report on Form 8-K filed October 8, 2009 and incorporated by reference herein)
2.9	Amendment No. 4, dated as of October 16, 2009, to the Investment Agreement (as amended), dated as of August 14, 2009, by and between NCI Building Systems, Inc. and Clayton, Dubilier & Rice, Fund VIII, L.P., including exhibits thereto (filed as Exhibit 2.1 to NCI's Current Report on Form 8-K filed October 19, 2009 and incorporated by reference herein)
2.10	Lock-Up and Voting Agreement, dated as of August 31, 2009, by and among NCI Building Systems, Inc. and the signatories thereto (incorporated by reference to exhibit 2.2 to Form 8-K filed with the SEC on September 1, 2009)
2.11	Amendment No. 1 to Lock-Up and Voting Agreement, dated as of October 8, 2009, by and among NCI Building Systems, Inc. and the signatories thereto (incorporated by reference to exhibit 2.3 to Form 8-K filed with the SEC on October 8, 2009)
2.12	Lock-Up and Voting Agreement, dated as of October 8, 2009, by and among NCI Building Systems, Inc. and the signatories thereto (incorporated by reference to exhibit 2.2 to Form 8-K filed with the SEC on October 8, 2009)
2.13	Equity Purchase Agreement, dated as of May 2, 2012, by and among VSMA, Inc., Metl-Span LLC, NCI Group, Inc. and BlueScope Steel North America Corporation (filed as Exhibit 2.1 to NCI's Current Report on Form 8-K dated May 8, 2012 and incorporated by reference herein)
3.1	Restated Certificate of Incorporation, as amended through September 30, 1998 (filed as Exhibit 3.1 to NCI's Annual Report on Form 10-K for the fiscal year ended November 2, 2002 and incorporated by reference herein)
3.2	Certificate of Amendment to Restated Certificate of Incorporation, effective as of March 12, 2007 (filed as Exhibit 3.2 to NCI's Quarterly Report on Form 10-Q for the quarter ended April 29, 2007 and incorporated by reference herein)

3.3	Certificate of Amendment to Restated Certificate of Incorporation, effective as of March 4, 2010 (filed as Exhibit 4.3 to NCI's registration statement on Form S-8 filed with the SEC on April 23, 2010 and incorporated by reference herein)
3.4	Third Amended and Restated By-laws of NCI Building Systems, Inc., effective as of February 19, 2010 (filed as Exhibit 3.1 to NCI's Current Report on Form 8-K dated February 24, 2010 and incorporated by reference herein)
3.5	Amendment Agreement, dated as of May 8, 2012 (filed as Exhibit 4.1 to NCI's Current Report on Form 8-K dated May 14, 2012 and incorporated by reference herein)
3.6	Amended and Restated Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Participating Preferred Stock of the Company (filed as Annex B to Schedule 14C dated June 15, 2012 and incorporated by reference herein)
3.7	Certificate of Elimination of the Series A Junior Participating Preferred Stock of the Company (filed as Exhibit 3.2 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
3.8	Certificate of Increase of Number of Shares of Series B Cumulative Convertible Participating Preferred Stock of the Company (filed as Exhibit 3.3 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
4.1	Form of certificate representing shares of NCI's common stock (filed as Exhibit 1 to NCI's registration statement on Form 8-A filed with the SEC on July 20, 1998 and incorporated by reference herein)
4.2	Amendment No. 1 to the Credit Agreement, dated as of June 24, 2013, among NCI Building Systems, Inc., as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other financial institutions party thereto from time to time (filed as Exhibit 10.1 to NCI's Current Report on Form 8-K dated June 24, 2013 and incorporated by reference herein)
4.3	Credit Agreement, dated as of June 22, 2012, among the Company, as Borrower, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent, and the lenders party thereto (filed as Exhibit 10.1 to NCI's Current Report on Form 8-K dated June 22, 2012 and incorporated by reference herein)
4.4	Amendment No. 2 to Loan and Security Agreement, dated as of May 2, 2012 (filed as Exhibit 10.2 to NCI's Current Report on Form 8-K dated May 2, 2012 and incorporated by reference herein)
4.5	Amendment No. 1 to Loan and Security Agreement, dated December 3, 2010, by and among the Company, as borrower or guarantor, certain domestic subsidiaries of the Company, as borrowers or guarantors, Wells Fargo Capital Finance, LLC, as administrative agent and co-collateral agent (filed as Exhibit 2.1 to NCI's Current Report on Form 8-K dated December 9, 2010 and incorporated by reference herein)
4.6	Loan and Security Agreement, dated as of October 20, 2009, by and among NCI Group, Inc. and Robertson-Ceco II Corporation, as borrowers, the Company and Steelbuilding.Com, Inc., as guarantors, Wells Fargo Foothill, LLC, as administrative and co-collateral agent, Bank of America, N.A. and General Electric Capital Corporation, as co-collateral agents and the lenders and issuing bank party thereto (filed as Exhibit 10.2 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
4.7	Amendment No. 1 to Intercreditor Agreement, dated as of June 22, 2012, among the Company, certain of its subsidiaries, Credit Suisse AG, Cayman Islands Branch, as Term Loan Administrative Agent and Term Loan Agent, Wells Fargo Capital Finance, LLC, as Working Capital Administrative Agent and Working Capital Agent and Credit Suisse AG, Cayman Islands Branch, as Control Agent (filed as Exhibit 10.3 to NCI's Current Report on Form 8-K dated June 22, 2012 and incorporated by reference herein)

4.8	Intercreditor Agreement, dated as of October 20, 2009, by and among the Company, as borrower or guarantor, certain domestic subsidiaries of the Company, as borrowers or guarantors, Wachovia Bank, National Association, as term loan agent and term loan administrative agent, Wells Fargo Foothill, LLC, as working capital agent and working capital administrative agent and Wells Fargo Bank, National Association, as control agent (filed as Exhibit 10.3 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
4.9	Guarantee and Collateral Agreement, dated as of June 22, 2012, made by the Company and certain of its subsidiaries, Credit Suisse AG, Cayman Islands Branch, as Collateral Agent (filed as Exhibit 10.2 to NCI's Current Report on Form 8-K dated June 22, 2012 and incorporated by reference herein)
4.10	Guarantee and Collateral Agreement, dated as of October 20, 2009 by the Company and certain of its subsidiaries in favor of Wachovia Bank, National Association as administrative agent and collateral agent (filed as Exhibit 10.4 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
4.11	Amendment No. 1 to Guaranty Agreement, dated as of June 22, 2012, among Wells Fargo Capital Finance, LLC, formerly known as Wells Fargo Foothill, LLC, in its capacity as administrative agent and co-collateral agent pursuant to the Loan Agreement (as therein defined) acting for and on behalf of the parties thereto as lenders, NCI Group, Inc., Robertson-Ceco II Corporation, the Company and Steelbuilding.com, Inc. (filed as Exhibit 10.4 to NCI's Current Report on Form 8-K dated June 22, 2012 and incorporated by reference herein)
4.12	Guaranty Agreement, dated as of October 20, 2009 by NCI Group, Inc., Robertson-Ceco II Corporation, the Company and Steelbuilding.com, Inc., in favor of Wells Fargo Foothill, LLC as administrative agent and collateral agent (filed as Exhibit 10.5 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
4.13	Pledge and Security Agreement, dated as of October 20, 2009, by and among the Company, NCI Group, Inc. and Robertson-Ceco II Corporation, to and in favor of Wells Fargo Foothill, LLC in its capacity as administrative agent and collateral agent (filed as Exhibit 10.6 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
†10.1	Employment Agreement, dated April 12, 2004, among the Company, NCI Group, L.P. and Norman C. Chambers (filed as Exhibit 10.1 to NCI's Quarterly Report on Form 10-Q for the quarter ended May 1, 2004 and incorporated by reference herein)
†10.2	Amendment Agreement, dated August 14, 2009, among the Company, NCI Group, L.P. and Norman C. Chambers (filed as Exhibit 10.2 to NCI's Annual Report on Form 10-K for the fiscal ended November 1, 2009 and incorporated by reference herein)
10.3	Form of Performance Share Award Agreement, effective as of July 30, 2012 (filed as Exhibit 99.1 to NCI's Current Report on Form 8-K dated August 2, 2012 and incorporated by reference herein)
†10.4	Stock Option Plan, as amended and restated on December 14, 2000 (filed as Exhibit 10.4 to NCI's Annual Report on Form 10-K for the fiscal year ended October 31, 2000 and incorporated by reference herein)
†10.5	Form of Nonqualified Stock Option Agreement (filed as Exhibit 10.5 to NCI's Annual Report on Form 10-K for the fiscal year ended October 31, 2000 and incorporated by reference herein)
†10.6	2003 Long-Term Stock Incentive Plan, as amended and restated October 16, 2012 (filed as Annex A to NCI's Proxy Statement for the Annual Meeting held February 26, 2013 and incorporated by reference herein)
†10.7	Form of Nonqualified Stock Option Agreement (filed as Exhibit 4.2 to NCI's registration statement no. 333-111139 and incorporated by reference herein)
†10.8	Form of Incentive Stock Option Agreement (filed as Exhibit 4.3 to NCI's registration statement no. 333-111139 and incorporated by reference herein)

†10.9	Form of Restricted Stock Award Agreement for Senior Executive Officers (Electronic) (filed as Exhibit 10.2 to NCI's Current Report on Form 8-K dated December 7, 2006 and incorporated by reference herein)
†10.10	Form of Restricted Stock Award Agreement for Key Employees (filed as Exhibit 10.3 to NCI's Current Report on Form 8-K dated December 7, 2006 and incorporated by reference herein)
†10.11	Form of Restricted Stock Unit Agreement (filed as Exhibit 10.1 to NCI's Current Report on Form 8-K dated December 7, 2006 and incorporated by reference herein)
†10.12	Form of Restricted Stock Award Agreement for Non-Employee Directors (filed as Exhibit 10.4 to NCI's Current Report on Form 8-K dated October 23, 2006 and incorporated by reference herein)
†10.13	Restricted Stock Agreement, dated April 26, 2004, between NCI and Norman C. Chambers (filed as exhibit 10.2 to NCI's Quarterly Report on Form 10-Q for the quarter ended May 1, 2004 and incorporated by reference herein)
†10.14	First Amendment, dated October 24, 2005, to Restricted Stock Agreement, dated April 26, 2004, between NCI and Norman C. Chambers (filed as Exhibit 10.21 to NCI's Annual Report on Form 10-K for the fiscal year ended October 29, 2005 and incorporated by reference herein)
†10.15	Restricted Stock Agreement, effective August 26, 2004, between NCI and Mark Dobbins (filed as Exhibit 10.15 to NCI's Annual Report on Form 10-K for the fiscal ended November 1, 2009 and incorporated by reference herein)
†10.16	Restricted Stock Agreement, effective August 26, 2004 between NCI and Charles Dickinson (filed as Exhibit 10.16 to NCI's Annual Report on Form 10-K for the fiscal ended November 1, 2009 and incorporated by reference herein)
†10.17	NCI Building Systems, Inc. Deferred Compensation Plan (as amended and restated effective December 1, 2009) (filed as Exhibit 4.5 to Form S-8 dated April 23, 2010 and incorporated by reference herein)
†10.18	Form of Employment Agreement between NCI and executive officers (filed as Exhibit 10.25 to NCI's Annual Report on Form 10-K for the fiscal year ended October 28, 2007 and incorporated by reference herein)
†10.19	Form of Amendment Agreement, dated August 14, 2009, among the Company, NCI Group, L.P. and executive officers (filed as Exhibit 10.20 to NCI's Annual Report on Form 10-K for the fiscal ended November 1, 2009 and incorporated by reference herein)
†10.20	Form of Indemnification Agreement for Officers and Directors (filed as Exhibit 10.1 to NCI's Current Report on Form 8-K dated October 22, 2008 and incorporated by reference herein)
†10.21	Form of Director Indemnification Agreement (filed as Exhibit 10.7 to NCI's Current Report on Form 8-K dated October 26, 2009 and incorporated by reference herein)
10.22	Mutual Waiver and Consent (filed as Exhibit 10.1 to NCI's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011 and incorporated by reference herein)
10.23	Mutual Waiver and Consent (filed as Exhibit 10.1 to NCI's Current Report on Form 8-K dated December 12, 2011 and incorporated by reference herein)
†10.24	Consulting Agreement, effective March 23, 2012, by and between NCI Building Systems, Inc. and Charles W. Dickinson (filed as Exhibit 99.1 to NCI's Current Report on Form 8-K dated March 26, 2012 and incorporated by reference herein)
†10.25	Form of First Amendment to the Restricted Stock Agreement by and between NCI Building Systems, Inc. and Charles W. Dickinson (filed as Exhibit 99.2 to NCI's Current Report on Form 8-K dated March 26, 2012 and incorporated by reference herein)
†10.26	First Amendment to the Nonqualified Stock Option Agreement, effective March 23, 2012, by and between NCI Building Systems, Inc. and Charles W. Dickinson (filed as Exhibit 99.3 to NCI's Current Report on Form 8-K dated March 26, 2012 and incorporated by reference herein)

10.27	Form of 2010 Nonqualified Stock Option Agreement to Top Eight (8) Executive Officers (filed as Exhibit 99.4 to NCI's Current Report on Form 8-K dated March 26, 2012 and incorporated by reference herein)
*21.1	List of Subsidiaries
*23.1	Consent of Independent Registered Public Accounting Firm
*24.1	Powers of Attorney
*31.1	Rule 13a-14(a)/15d-14(a) Certifications (Section 302 of the Sarbanes-Oxley Act of 2002)
*31.2	Rule 13a-14(a)/15d-14(a) Certifications (Section 302 of the Sarbanes-Oxley Act of 2002)
**32.1	Certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (Section 906 of the Sarbanes-Oxley Act of 2002)
**32.2	Certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (Section 906 of the Sarbanes-Oxley Act of 2002)
**101.INS	XBRL Instance Document
**101.SCH	XBRL Taxonomy Extension Schema Document
**101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
**101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
**101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

---

* Filed herewith

** Furnished herewith

† Management contracts or compensatory plans or arrangements

DIRECTORS

Norman C. Chambers 1
Chairman of the Board
President & Chief Executive Officer
Chairman, Let's Rebuild America Leadership Council U.S. Chamber of Commerce
Director, U.S. Chamber of Commerce
Director, Business Executives for National Security

James G. Berges 1 ▪ 4
Partner, Clayton, Dubilier & Rice, LLC
Chairman, HD Supply, Inc.
Chairman, Hussmann International, Inc.
Director, PPG Industries, Inc.
Director, Atkore International Group, Inc.
Former President, Emerson Electric Co.
Former Chairman, Sally Beauty Holdings, Inc.
Former Director, Diversity, Inc.

Nathan K. Sleeper 1 ▪ 2 ▪ 4
Partner, Clayton, Dubilier & Rice, LLC
Director, Hussmann International Inc.
Director, U.S. Food, Inc.
Director, Atkore International Group, Inc.
Director, HD Supply, Inc.
Director, Roofing Supply Group, LLC
Director, Wilsonart International Holdings LLC
Director, Brand Energy & Infrastructure Services, Inc.

Lawrence J. Kremer 4
Director, Fifth Third Bank Southern Region
Director, St. Mary's Hospital System
Chairman, Board of Trustees, University of Evansville
Former Corporate Vice President of Global Materials, Emerson Electric Co.

Gary L. Forbes 1 ▪ 3 ▪ 4 ▪ 5
Former Senior Vice President, EQUUS Total Return, Inc.
Director, Consolidated Graphics, Inc.
Former Director, Carriage Services, Inc.

George Martinez 3 ▪ 5
Chief Executive Officer, Allegiance Bank Texas
Chairman, Allegiance Bancshares, Inc.
Senior Consultant, Chrysalis Partners, LLC
Director, University of St. Thomas
Director, Collaborative for Children
Former Chairman, Sterling Bancshares, Inc.

Kathleen J. Affeldt 2
Director, BTE, Inc.
Former Vice President, Human Resources, Lexmark International
Former Director, SIRVA, Inc.
Former Director, Sally Beauty Holdings, Inc.

Jonathan L. Zrebiec
Principal, Clayton, Dubilier & Rice, LLC
Director, Atkore International Group, Inc.
Director, Hussmann International, Inc.
Director, Roofing Supply Group, LLC
Director, Wilsonart International Holdings LLC
Director, Brand Energy & Infrastructure Services, Inc.

John J. Holland 2 ▪ 3 ▪ 5
President, International Copper Association
President, Greentree Advisors, LLC
Director, Cooper Tire & Rubber Co.
Director, Saia, Inc.
Former Chairman and CEO, Butler Manufacturing Company

1 Executive Committee
2 Compensation Committee
3 Audit Committee
4 Nominating and Corporate Governance Committee
5 Affiliate Transaction Committee

OFFICERS

Norman C. Chambers
Chairman of the Board, President & Chief Executive Officer

Mark E. Johnson
Executive Vice President, Chief Financial Officer & Treasurer

John L. Kuzdal
President of Manufacturing

Mark W. Dobbins
President of Metal Components Division

Bradley D. Robeson
President of Engineered Buildings Division

Charles T. Prybyloski
President of Metal Coil Coating Division

Todd R. Moore
Executive Vice President, General Counsel & Corporate Secretary

Eric J. Brown
Executive Vice President & Chief Information Officer

Richard W. Allen
Executive Vice President

Mark T. Golladay
Vice President, Corporate Development

Bradley S. Little
Vice President, Finance & Chief Accounting Officer

Rick D. Morrow
Vice President, Human Resources/Risk Management

Robert D. Ronchetto
Vice President, Supply Chain Management

CORPORATE HEADQUARTERS

NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064
281-897-7788

COMMON STOCK TRANSFER AGENT & REGISTRAR

Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021

AUDITORS

Ernst & Young LLP

FORM 10-K

The Company's Annual Report on Form 10-K for the year ended November 3, 2013, as filed with the Securities and Exchange Commission, is available without charge upon request to Todd R. Moore at the address of the Corporate Headquarters. The Company's common stock is traded on the New York Stock Exchange under the trading symbol NCS.

CERTIFICATIONS

The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to our annual report on Form 10-K for the fiscal year ended November 3, 2013. After the fiscal Annual Meeting of Stockholders, the Company intends to file with the New York Stock Exchange the CEO certification regarding its compliance with the NYSE's corporate governance listing standards as required by NYSE Rule 303A.12. Last year, the Company filed this CEO certification with the NYSE on March 21, 2013.

ANNUAL MEETING

The Annual Meeting of Stockholders of NCI Building Systems, Inc. will be held at 10:00 a.m. Central Time on Tuesday, February 25, 2014, at the NCI Conference & Training Center, 7313 Fairview, Houston, Texas 77041. Stockholders of record as of January 14, 2014 will be entitled to notice of and to vote at the Annual Meeting.


NYSE
LISTED AS NCS
10943 NORTH SAM HOUSTON PARKWAY WEST | HOUSTON, TEXAS 77064 | WWW.NCIGROUP.COM
Form 10-Ks are available without charge upon request to Layne de Alvarez